UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-40568
CLEAR SECURE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**86-2643981**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

85 10th Avenue, 9th Floor, New York, NY 10011
(Address of Principal Executive Offices); (Zip Code)

(646) 723-1404
Registrant's telephone number, including area code
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.00001 per share	YOU	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

Exchange Act:

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).
☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $2,576,287,610 based on the closing sale price as reported on the New York Stock Exchange. The registrant had the following outstanding shares of common stock as of February 20, 2026:

Class A Common Stock par value $0.00001 per share (the "Class A Common Stock")	98,943,676
Class B Common Stock par value $0.00001 per share (the "Class B Common Stock")	351,787
Class C Common Stock par value $0.00001 per share (the "Class C Common Stock")	14,895,891
Class D Common Stock par value $0.00001 per share (the "Class D Common Stock")	19,130,246

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Part III of this Annual Report on Form 10-K are incorporated by reference from the registrant's definitive proxy statement (the "2026 Proxy Statement") for its 2026 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year.

Table of Contents

PART I

ITEM 1. BUSINESS

Overview

Clear Secure, Inc. (the "Company" or "CLEAR") is a secure identity company making experiences safer and easier - both digitally and physically. We make everyday experiences frictionless by connecting your identity to all the things that make you, YOU - transforming the way you live, work, and travel. CLEAR has been delivering secure, frictionless experiences in airports for over 15 years, achieving exceptional user delight and trust with CLEAR+, our consumer travel subscription service. CLEAR+ enables access to predictable and fast experiences through dedicated entry lanes in airport security checkpoints nationwide. Additionally, our CLEAR Travel portfolio includes TSA PreCheck® Enrollment Provided by CLEAR, premium services such as CLEAR Concierge, other travel benefits such as expedited passport services, our free CLEAR app which helps travelers plan their trip Home to Gate, and other mobile-first identity solutions such as CLEAR ID. Our CLEAR Travel portfolio extends CLEAR's value proposition beyond the airport lane and supports our strategy to expand use cases, increase engagement and address new customer segments such as international travelers. CLEAR1 is our business to business ("B2B") multi-layered identity verification solution. We combine biometric, document and device signals with verified data sources to ensure users are who they claim to be. Our B2B partners can select which verification layers to deploy, based on their specific security requirements, risk tolerance and user experience goals. We partner with a breadth of organizations, with a particular focus on Healthcare, Workforce and Governmental organizations where high fidelity identity security is paramount to their operational success. Our scaled Member base and comprehensive secure identity platform underpin our CLEAR Travel and CLEAR1 businesses, maximizing security and minimizing friction for consumers and our enterprise partners.

Our Business

Since 2010 we have been expanding our network, investing in our technology platform, strengthening our operations and developing our team members to consistently deliver increased value to Members and partners, resulting in the growth and trust of CLEAR.

We have built an extensive physical footprint with a nationwide network of airports and partners to offer Members frictionless, trusted experiences as they move and transact throughout the day in both physical and digital environments. As of December 31, 2025, our expansive network of partners and use cases provide our 38 million Total CLEAR Members with access to 166 CLEAR+ Lanes across 60 airports nationwide, 61 airports and 340 retail locations with TSA PreCheck® Enrollment Provided by CLEAR, 9 sports and entertainment venues with priority Lanes and a growing list of B2B CLEAR1 partners. The continued expansion of our capabilities enable our partners to integrate CLEAR1 solutions and give our Members new places and new ways to use CLEAR.

At CLEAR, we are obsessed with the Member experience. Our physical and digital network, technology platform, operational expertise and 3,708 Ambassadors and field managers across our airport partners have helped us build a trusted brand and a passionate Member base. Our Members know to expect a frictionless, predictable, and secure experience when they see the CLEAR brand. Similarly, our partners trust CLEAR to enable them to deliver the same frictionless and secure experiences to their own customers.

Our business model is powered by network effects and characterized by efficient Member acquisition and maintaining strong retention rates. Our largest CLEAR+ Member acquisition channel is in-airport (representing 66%, 64%, and 65% of Member acquisitions for the years ended December 31, 2025, 2024 and 2023, respectively), where our prominent branding and expansive physical footprint allow prospective Members to engage with CLEAR's brand, Ambassadors and technology firsthand. Our passionate Member base further drives word-of-mouth marketing and strong retention rates. As we add partners, products and locations, our platform becomes more valuable to our Members. In turn, as we grow membership, our platform is more valuable to our existing and prospective partners. In addition, we have grown Total CLEAR Members 31% year over year to 38.0 million, further increasing the scale and value of our secure identity platform to current and prospective CLEAR1 partners.

The **CLEAR** *Network*

Our platform is multi-faceted and a powerful network of networks. Our Member base includes CLEAR+ Members and CLEAR Platform Members.

CLEAR+ Members pay for our annual CLEAR+ consumer travel subscription service. We started in airports and witnessed accelerating Member growth in both new markets and existing markets as our network expanded. The ability to use CLEAR in more locations and in more ways increases our utility to our Members. In 2025, we expanded CLEAR+ and related offerings to serve international travelers from 42 countries, broadening the addressable market for our platform and increasing the relevance of CLEAR+ for a global traveler base.

CLEAR Platform Members include Members who enrolled through our mobile app, our partners' customers who have enrolled through our CLEAR1 solutions, and formerly paying CLEAR+ Members. Platform Members can use CLEAR anywhere in our network outside of CLEAR+ service for free, while our CLEAR1 partners pay to use our technology solutions. Typically, new platform Members are driven to enroll by one of our CLEAR1 partners who integrate with CLEAR to enable frictionless experiences for their customers. Platform Members also may enroll directly with CLEAR to access our expanding portfolio of use cases.

We believe there is a significant opportunity to expand our reach. We expect to expand CLEAR+ through airport network expansion, increased market penetration in existing markets, partnerships, new products and services, and our digital marketing efforts. We also expect to continue adding new airport and retail locations offering TSA PreCheck® provided by CLEAR. Additionally, we have a robust pipeline of new CLEAR1 partners who increasingly recognize the need to deliver a seamless and secure experience to their customers.

As CLEAR has evolved into a multi-product secure identity platform serving both consumer and enterprise use cases, management uses certain key performance indicators to evaluate the scale, engagement, and monetization of the CLEAR network across CLEAR+, CLEAR1, and other emerging identity use cases.

Total CLEAR Members is used to measure the overall reach of the CLEAR platform and the growth of our enrolled Member base across both paid and unpaid channels. This metric reflects enrollment driven by CLEAR+, CLEAR1 partner integrations, digital identity adoption, and international traveler use cases, and provides insight into the expanding utility and extensibility of the CLEAR network.

Active CLEAR+ Members is used to assess the monetization of our consumer aviation subscription offering and the demand for predictable, frictionless travel experiences. This metric helps management evaluate the portion of the Member base that contributes revenue.

Definitions of these metrics and additional discussion of period-to-period changes are included in Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations, "Key Performance Indicators".

Our Offerings

Secure Identity Platform

Our secure identity platform is multi-layered consisting of both our front-end (including enrollment, verification and linking) and our robust, secure and scalable back-end to deliver a multilayered proofing stack for identity. To interact with our platform, first time users go through our fast, secure, and easy enrollment process. Once a Member is enrolled, each subsequent use of the platform to verify their identity is only a few simple steps. Our 'enroll once, use everywhere' approach benefits the entire CLEAR ecosystem by removing friction for Members and increasing conversion for partners.

CLEAR confirms identity on an opt-in basis using document authentication (e.g., driver's license, passport), best-in-class biometric capture technology, liveness detection and other anti-spoofing technologies, biometric matching, source corroboration, and other proprietary technologies to link an individual's identity with their biometrics (e.g., face). Members can enroll in CLEAR in the manner which is most convenient for them: in-person enrollment Pods in airports, or their own personal mobile device. Our platform is versatile, can be used across different verticals and can be customized for specific applications or use cases. Our architecture is designed to be scalable without compromising Member experience or information security.

We have a deep organizational commitment to preserving our Members' privacy and ensuring Members have control of their personal information. This commitment has been core to our Member pledge since our founding over 15 years ago. We have a comprehensive information security program and a robust cybersecurity posture that uses industry best practices with administrative, technical and physical safeguards to protect against anticipated threats or hazards to the security, confidentiality or integrity of our platform's systems and information. Our information security core tenets include the application of encryption at rest and in transit, firewalls, multi-factor authentication, specific role-based access control, physical and personnel security (including training), intrusion detection and data loss prevention. We have a commitment to Members being in control of their own information and we do not sell our Members' data.

We have been certified at the highest level of security by our government regulators. The Department of Homeland Security ("DHS") has certified our information security program under their purview at a FISMA High Rating (the highest designation according to the Federal Information Security Modernization Act).

CLEAR+

CLEAR+ is our consumer travel subscription service, which enables access to predictable and fast experiences through dedicated entry Lanes in airport security checkpoints across the nation as well as access to our broader network. With CLEAR+, Members use our biometric technology to verify their identity and travel credentials. Our team of hospitality and security focused Ambassadors help bring our technology to life by delivering a frictionless journey alongside excellent service in our Lanes. CLEAR+ currently retails for $209 per year per Member and is billed upfront. We offer trials in-airport and online, as well as promotional pricing through select partners and channels, including Delta Air Lines, United Airlines, Alaska Airlines and Hawaiian Airlines frequent fliers. We also offer a family plan for up to three Members at an additional $125 per year per Member. Through our partnership with American Express, eligible card members receive statement credits for all or a portion of their CLEAR Plus membership. We initially entered into our partnership with American Express in 2019. In February 2026, we executed a multi-year renewal of the partnership with American Express. We also offer discounted military and government pricing, and children under 18 can use CLEAR+ for free with an adult Member.

In 2024, we launched our Lane of the Future - including our new EnVe ("enrollment and verification") hardware - to offer a face-first verification experience that is approximately 5x faster than legacy pods. The EnVe Pods are powered by our NextGen Identity+, the highest fidelity identity at scale, and feature our most advanced camera and enhanced display. Building on this foundation, in 2025 we also began rolling out eGates, which integrate our proprietary hardware and software to enable Members to verify their identity in approximately five seconds and proceed directly into physical screening. Early deployments of eGates have driven improvements in throughput and Member experience metrics, and we expect to continue expanding eGates across our network into 2026.

TSA PreCheck® Enrollment Provided by CLEAR

In February 2025, we launched TSA PreCheck® Enrollment Provided by CLEAR, which as of December 31, 2025 was available in 61 airports and 340 retail locations nationwide. We expect to scale this offering to additional locations across our airport network and in other partner retail locations on a rolling basis, subject to TSA approval. CLEAR also provides online renewal services. The TSA PreCheck® Enrollment Provided by CLEAR program represents a growing source of revenue. We believe that there is a significant opportunity for us to process TSA PreCheck® membership renewals and that we can add a large number of new TSA PreCheck® customers on behalf of TSA. After a new TSA PreCheck® customer is enrolled or renewed, we offer the customer an opportunity to enroll in CLEAR+ on an opt-in basis. We believe CLEAR+ and TSA PreCheck® are highly complementary services and this channel is relevant to showcase not only the TSA PreCheck® value proposition, but also the power of the combined products and the extension of a holistic travel journey. The partnership does not extend to performing physical security screening, which continues to be operated by the TSA.

CLEAR Concierge and Perks

CLEAR Concierge is a premium, personalized on-demand service, where a dedicated Ambassador meets you curbside and guides you all the way to your gate. Now live at 27 airports, CLEAR Concierge enhances the CLEAR+ value proposition for high-frequency and premium travelers, as well as travelers requiring additional assistance such as families and senior citizens, by offering an end-to-end, frictionless travel experience and creating opportunities for deeper Member engagement and incremental revenue.

We also offer additional CLEAR Perks, which are a suite of added benefits that help CLEAR+ Members get an even more seamless experience, Home to Gate. Through CLEAR Perks, we partner with other brands and service providers to tailor additional offers for CLEAR+ Members to help them win the day of travel.

CLEAR1

CLEAR1 is our B2B offering that extends our secure identity platform to partners to create frictionless experiences for their customers. Our software development kits and application programming interfaces enable our partners to quickly and seamlessly integrate directly with our platform. This structure allows us to facilitate safer, faster and more frictionless experiences for our partners' customers, while enabling our partners to continue to control and manage the direct relationship with their customer under their own brand.

Our CLEAR1 secure identity platform can power a wide range of use cases such as customer check-in, account opening, KYC, age verification and a suite of workforce products like employee onboarding, continuous verification, critical access control, and account recovery. As we continue to grow our partners and use cases, we see the increasing need for secure identity verification for partners to achieve business goals and create a more frictionless experience for their customers.

CLEAR1 contract structures vary by use case, but are typically multi-year agreements that drive revenue through transaction fees (charged per use or per user) in addition to an annual platform fee. In addition, they may also include one-time implementation fees, licensing fees or incremental transaction fees.

Mobile App

We also engage with our Members via the flagship CLEAR mobile app. The app has several features, including:

- **Enroll in CLEAR and manage your membership** — enrolling as a CLEAR Member is a quick and easy process that can be handled directly through the CLEAR app via facial biometric recognition technology and validating a government-issued identification. This one-time enrollment can be completed in minutes and gives Members access to our platform offerings.

- **Home to Gate** — Members can have a predictable day-of-travel experience by accessing helpful information to assist their journey from the time they leave their home until they board the plane. Home to Gate integrates flight departure times, traffic data, security screening, gate number and terminal walking times to their exact gate. Additional services can be easily integrated into this platform.

- **e-Passport** –- CLEAR+ Members can add, store, and update their passport information directly into the CLEAR app, enabling them to get an even faster CLEAR+ experience without having to go to an enrollment center or scan government-issued identification physically at security, as well as a secure place to store and update their passport remotely and conveniently.

- **CLEAR ID** — a free, mobile digital ID that allow any traveler to verify their identity at more than 250 TSA checkpoints directly from their phones using the CLEAR Mobile App, allowing them to keep their physical ID in their bag. CLEAR ID extends our secure identity platform into mobile-first and reinforces our "enroll once, use everywhere" approach across the CLEAR network.

- **Fast Access** — Members enjoy touchless access to select partner services and venues.

Our Member Acquisition and Retention Strategy

We have focused our Member acquisition strategy around delivering exceptional experiences to build brand trust as well as driving network effects by adding new partners, products, uses and locations to increase our value proposition.

Our largest CLEAR+ Member acquisition channel is our highly efficient in-airport channel, where our prominent branding and expansive physical footprint allows prospective Members to engage with CLEAR's brand, Ambassadors and technology firsthand. Our passionate Member base drives word-of-mouth marketing and strong retention rates. To ensure best-in-class Member service we monitor real-time Member feedback and quickly take action on data-driven insights. As we add new airport and non-airport locations, use cases, and partners, the power of network effects makes CLEAR+ more valuable to our Members, further driving new Member acquisition and retention. We also entered into strategic distribution partnerships with partners such as Delta Air Lines, United Airlines, Hawaiian Airlines, Alaska Airlines and American Express that promote our services to their customers on a discounted or subsidized basis which allows us to efficiently scale membership in CLEAR+.

CLEAR also offers services that are free to Members, both directly and under agreements with our CLEAR1 B2B partners who typically pay us based on the number of Members or transaction volume. New platform Members are largely driven to our platform by one of our partners who integrate with CLEAR to enable frictionless experiences for their customers. As we grow Members, this further enhances the value of our network, and makes us a more valuable CLEAR1 partner. We believe that as we continue to grow platform Members, this will grow the long-term economic value of our platform by increasing total engagement, expanding our margins and maximizing our revenue.

Our Competitive Advantages

Trusted and Extensible Brand with Passionate Member Base

From our founding, we have been obsessed with the CLEAR Member experience. We have been expanding our network, investing in our technology platform, strengthening our operations and developing our people to consistently deliver increased value to Members and partners, resulting in our trusted and valued brand. Our passionate Member base drives word-of-mouth marketing and strong retention rates.

Operational Expertise at Scale

Operating and scaling our own consumer-facing service, CLEAR+, over the past 15 years has given us experience and capabilities that are hard to replicate, and an environment for innovation that benefits all of our partners. We have significant expertise implementing and seamlessly operating our platform's combination of hardware, biometric technology and physical human interactions across 401 regulated or complex environments, such as airports and retail locations. We also manage a large Ambassador and field manager part-time and full-time workforce of approximately 3,708 employees who are deployed across our expansive network of locations to implement our platform and continue to build our brand reputation.

Platform Originated in High Security Aviation Environment

We started in aviation security, a highly regulated environment requiring a robust physical and information security posture. By building our platform in this context, we invested in, and were held accountable for, industry leading security, scalability and reliability. Our comprehensive information security program uses industry best practices with administrative, technical and physical safeguards to protect against anticipated threats or hazards to the security, confidentiality or integrity of CLEAR systems and information. We are certified as Qualified Anti-Terrorism Technology under the Support Anti-Terrorism by Fostering Effective Technologies Act of 2002 ("SAFETY Act") and FISMA High Rating compliant which governs requirements for protecting sensitive data by the DHS. We continue to operate in aviation security today, and we use the same foundational platform across all our use cases, which is then customized for our owned and operated businesses, such as CLEAR+, and for the CLEAR1 experiences offered through our partners. As such, we bring our high standards of security, scalability, and reliability to every environment in which Members engage with CLEAR.

Innovative and Scalable Platform

We believe that the significant investments we have made in our technology platform are a key differentiator for our business. Our approximately 211 person technology team leads platform innovation inside CLEAR. We have spent more than 15 years to create our scalable and secure back-end and our easy-to-use consumer front-end. The flexibility of our platform allows us to apply our technology to new and innovative sectors quickly and effectively. We built a horizontal platform experience that can be embedded into a partner's native ecosystem so the partner can leverage our verification and enrollment technology. This web experience allows partners to use CLEAR's technology to verify their customers identities and provide frictionless experiences like check-in, identity verification, account opening/KYC, age verification, and a suite of workforce products like employee onboarding, continuous verification, critical access control, and account recovery.

Powerful Network Effects

The power of network effects on our business became evident as we added additional locations and our membership growth accelerated. Given the lengthy airport sales cycle and scarcity of airport real estate, it took us seven years to build a critical mass of airports to attract the first million Members. Once we achieved scale, the power of national network effects began to take hold. As the likelihood that a domestic traveler would have access to a CLEAR+ Lane increased, the value proposition of our CLEAR+ offering increased substantially. Alongside the growth in CLEAR+, our strategy expanded to extend our platform's capabilities through additional CLEAR Travel offerings and with CLEAR1. Our investment in our platform and products and the expanding scale of our Membership have accelerated the addition of new partners that are enabling our membership growth and increasing verifications.

Our Growth Strategies

Key elements of our growth strategy include:

- Grow CLEAR+ Members and grow revenue per CLEAR+ Member: We see growth opportunities in our CLEAR+ Member base and opportunities to increase the revenue per CLEAR+ Member through pricing and ancillary revenue initiatives. We believe we can continue to open CLEAR Lanes in new airports and new CLEAR Lanes in our existing airports. As of December 31, 2025, our airport coverage is approximately 79% of 2025 TSA checkpoint volume. 6% and 5% of all TSA checkpoint volume went through a CLEAR lane in 2025 and 2024, respectively. We are also expanding CLEAR+ in the United States to better serve international travelers from over 40 countries, broadening the addressable market for CLEAR+ membership. We also believe there are opportunities to continue to develop new features to improve the Member experience experience to further grow CLEAR+ Members.

- Scale TSA PreCheck® enrollment program: We believe our TSA PreCheck® enrollment will drive significant growth for TSA's program and an incremental revenue opportunity to CLEAR as we manage renewal processing and new enrollments for TSA PreCheck® subscriptions. TSA PreCheck® also offers a significant top-of-funnel opportunity to acquire new CLEAR+ Members as we offer a CLEAR/TSA PreCheck® bundled product for customers who are new to both CLEAR and to TSA PreCheck®.

- Expand our partnerships and distribution channels: We intend to continue to pursue commercial partners as a means to broaden our distribution channel reach and accelerate Member growth. These partnerships and channels are likely to include new airlines, credit card partners, digital marketplaces, retail enterprises and various CLEAR1 partners in target verticals.

- Expand into new verticals and products: We anticipate continuing to add new products within the Travel vertical. We have also made significant progress expanding from Travel into select new verticals through CLEAR1. We plan to continue investing to increase the growth of our platform, Member base and our network locations where our Members can use and our partners can integrate with CLEAR. We believe we have a proven platform business with numerous natural adjacencies and as our Member base and product portfolio grows, we believe we will have the opportunity to grow into new verticals.

- Acquisitions and corporate development opportunities: We may opportunistically pursue selective acquisitions and other corporate development opportunities to complement our existing platform capabilities and further accelerate our growth and platform adoption.

Competition

We compete for both our Members and our partners. The market in which we operate is highly fragmented and characterized by high growth, shifting user preferences, and introductions of new services and offerings. Our primary competitors are offline alternatives, including manual security checks and screening processes. These alternatives tend to be costly and involve significant manpower, time and resources. See "Risk Factors—Risks Related to Our Business, Brand and Operations—*We operate in a highly competitive market, and we may be unable to compete successfully against existing and future competitors*."

Intellectual Property and Other Proprietary Rights

Our intellectual property rights are valuable and important to our business. To establish and protect our proprietary rights, we rely on a combination of patents, trademarks, copyrights, trade secrets, know-how, confidentiality provisions, non-disclosure agreements, assignment agreements, and other legal and contractual rights with employees, contractors, and other third parties to establish and protect our proprietary technology and intellectual property rights.

As of December 31, 2025, we have 114 issued United States patents (with four additional patent applications allowed) and 28 patent applications pending in the United States relating to certain aspects of our technology. We also have a limited number of patents issued and patent applications filed in other countries. Our issued patents expire between 2032 and 2042. As of December 31, 2025, we have seven U.S. registered trademarks, and three trademark applications pending in the United States. These include registrations for the CLEAR name and other brand indicia. We also have registered the domain name www.clearme.com, and similar variations.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, deemed unenforceable or otherwise challenged. Further, even if we are successful in legal proceedings, unauthorized third parties may still copy or otherwise obtain and use our technology or infringe our copyrights and trademark rights. In addition, should we expand, the laws of various foreign countries where we may expand may not protect our intellectual property rights to the same extent as laws in the United States.

Companies engaged in related businesses or even unrelated businesses may have patents, copyrights, trademarks, trade secrets and other intellectual property rights which such companies may assert are infringed by our technology or business activities. From time to time, we face, and we expect to face in the future, allegations that we have infringed the patents, copyrights, trademarks, trade secrets and other intellectual property rights of third parties, including our competitors and non-practicing entities. Should our business continue to grow, we will likely face more claims of infringement by third parties. We may become party to patent infringement claims and other intellectual property litigation and legal proceedings, all of which can be expensive and time consuming, and if resolved adverse to the Company, could have a significant impact on our business. See "—Legal Proceedings" and "Risk Factors—Risks Related to Information Technology and Intellectual Property."

Employees

Our organization's core values are:

- **Our Great People:** From our Ambassadors, to our HQ team members, people are at the heart of all that we do.

- **Obsessed with Member Experience:** We are obsessed with our Member experience. We love hearing from our Members so that we can continuously improve and come back better for them every day.

- **Embrace Change:** Our growth requires that we embrace change. We pivot to overcome roadblocks and we are transparent on why decisions are made.

- **Own It:** CLEAR is an organization of doers. We own it by solving problems even if they "aren't ours to solve" and commit to seeing them all the way through.

- **Speak Up:** We believe in challenging fearlessly and embracing the brutal truth. We speak up by displaying honesty to our Members, our team members, and ourselves.

- **Bias for Action:** We encourage our team members to have a bias for action, using data to make calculated decisions. We have confidence in our decisions and learn from our mistakes.

- **Indefatigable:** We tirelessly pursue our goals with passion and sometimes "no" simply means "not yet."

As of December 31, 2025, we had 3,301 full-time employees with our largest workforces in New York, New Jersey, and Los Angeles. We compete to attract and retain diverse and highly talented individuals, particularly people with expertise in engineering, product development and marketing. Our ability to recruit and retain talent benefits from our unique workplace culture and brand - with a focus on being a meritocracy. None of our employees are covered by collective bargaining agreements, and we believe our employee relations to be strong.

Government Regulation

Data, Privacy, and Technology

Our business is subject to U.S. federal, state and local laws and regulations. These laws and regulations pertain to matters including but not limited to, the collection and use of personal information, biometric and health information, data privacy, cybersecurity and information protection, labor and employment, intellectual property, consumer deception and unfair practices, artificial intelligence, recurring subscription payments, commercial contracting and others, and are often complex, novel and subject to varying interpretations. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state and local administrative agencies. For example, California passed a comprehensive data privacy law, the California Consumer Privacy Act ("CCPA"), which went into effect in January 2020 and was amended by the California Privacy Rights Act ("CPRA") which took effect on January 1, 2023. Numerous states have passed laws that impose similar requirements on businesses that provide services to their residents, including Virginia, Colorado, Texas and Oregon, and many other states are actively developing legislation in this area. State privacy laws impose a number of data protection obligations on covered businesses, including transparency and consent requirements, consumer rights procedures and obligations, limitations on data uses and new audit requirements, as well as enhanced requirements and restrictions on the use of sensitive personal information such as biometric data. Certain states have laws that specifically regulate the collection and use of biometric information, such as Illinois's Biometric Information Privacy Act ("BIPA") and Texas's Capture or Use of Biometric Information Act ("CUBI"), and numerous states and municipalities are considering similar legislation. In addition, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health

Information Technology for Economic and Clinical Health Act ("HITECH"), and their respective implementing regulations (collectively, "HIPAA") impose specific requirements relating to the privacy, security and transmission of sensitive patient health information. Among other things, HITECH makes HIPAA's security standards directly applicable to "business associates." See "Risk Factors—Risks Related to Regulation and Litigation—*Any actual or perceived failure to comply with applicable laws relating to privacy, biometrics, artificial intelligence, health information and data protection may result in significant liability, negative publicity and erosion of trust and commercial opportunities, and increased regulation could materially adversely affect our business, results of operations and financial condition"* and *"—The laws and regulations that we are subject to or may become subject to are constantly evolving.*"

International Operations

As we expand internationally we become subject to the regulatory regimes in other countries in which we operate, which may be equally or more complex. For example, in 2021, we acquired Whyline, Inc., our virtual queuing technology used for CLEAR Mobile, which had partnerships across international markets. In addition, in 2023, our LinkedIn partnership was extended to Members in Mexico and Canada.

In addition, as we expand in Europe we are subject to the General Data Protection Regulation ("GDPR"). GDPR took effect in May 2018 and includes operational requirements for companies that are established in the European Economic Area ("EEA") or process personal data of individuals located in the EEA. These requirements govern the processing of personal data and include significant penalties for non-compliance. Additionally, the United Kingdom has transposed GDPR into domestic law with a United Kingdom version of GDPR (combining GDPR and the Data Protection Act of 2018) that took effect in January 2021, which exposes us to two parallel regimes, each of which authorizes similar fines and other potentially divergent enforcement actions for certain violations. In 2022, an Executive Order was signed that, together with regulations issued by the U.S. Department of Justice, implements a new data privacy framework for cross border transfers of EU personal data to the United States (the "EU-U.S. DPF"). The Company has voluntarily self-certified to the EU-U.S. DPF framework, entitling it to certain benefits under the program, as well as subjecting it to enforcement of its compliance with the EU-U.S. DPF principles under U.S. law. Other jurisdictions where we may operate in the future like Canada, Brazil and India have implemented comprehensive data protection regulations that also may diverge from or overlap with these laws. See "Risk Factors—Risks Related to Regulation and Litigation—*Any actual or perceived failure to comply with applicable laws relating to privacy, biometrics, artificial intelligence, health information and data protection may result in significant liability, negative publicity and erosion of trust and commercial opportunities, and increased regulation could materially adversely affect our business, results of operations and financial condition"* and *"—The laws and regulations that we are subject to or may become subject to are constantly evolving.*"

Aviation

Our airport operations are subject to standards promulgated by the federal government related to aviation security. These standards pertain to items such as checkpoint operations, enrollment and verification processes, employee hiring and training and information technology. We operate through the Registered Traveler Program ("RT Program") according to guidelines set forth by the federal government which in some cases are overseen directly by the federal government and in some cases are overseen indirectly through our airport or airline partners. As we have grown, our regulatory frameworks have evolved as well. For example, we are subject to various reporting requirements, audits, reviews and evaluations overseen by the TSA, a sub-agency of the DHS. The DHS has certified our information security program under their purview at a FISMA High Rating (the highest designation according to the Federal Information Security Modernization Act). In addition, the system we use for the RT Program and similar programs has been certified by the DHS as a Qualified Anti-Terrorism Technology under the SAFETY Act. The SAFETY Act provides important legal liability protections for providers of qualified anti-terrorism products and services. Under the SAFETY Act, technology providers may apply to the DHS for coverage of the products and services. If granted coverage, such providers receive certain legal protections against product liability, professional liability and certain other claims that could arise following an act of terrorism. See "Risk Factors—Risks Related to Regulation and Litigation—*We must continue to meet the standards set for our airport operations by governmental stakeholders"* and *"—Liability protections provided by the SAFETY Act may be limited.*"

The foregoing description does not include an exhaustive list of the laws and regulations governing or impacting our business. See the discussion contained in the "Risk Factors" section of this annual report for the fiscal year ended December 31, 2025 ("Annual Report on Form 10-K") for information regarding how actions by governmental stakeholders and regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate may have a material adverse effect on our business.

Corporate History

The Company (together with its consolidated subsidiaries, "CLEAR," "we," "us," "our") is a holding company and its principal asset is the controlling equity interest in Alclear Holdings, LLC ("Alclear") and its wholly owned subsidiaries. The Company, which was formed in connection with our initial public offering ("IPO"), was incorporated as a Delaware corporation on March 2, 2021, and Alclear was formed as a Delaware limited liability company on January 21, 2010. Pursuant to the terms of the Second Amended and Restated Operating Agreement dated June 7, 2023 (the "Operating Agreement"), as the sole managing member of Alclear, the Company operates and controls all of the business and affairs of Alclear, and through Alclear and its subsidiaries, conducts the Company's business.

Available Information

Our internet address is www.clearme.com and the investor relations section of our web site is located at www.ir.clearme.com. We make available free of charge, on or through the investor relations section of our web site, this Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as well as proxy statements, as soon as reasonably practicable after we electronically file such material with, or furnish it to the SEC. Also posted on our web site are our by-laws, our Certificate of Incorporation, and the charters for the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of our board of directors (the "Board"). In addition, our web site includes information concerning purchases and sales of our equity securities by our executive officers and directors, as well as disclosure relating to certain non-GAAP financial measures (as defined in Regulation G) promulgated under the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act") that we may make public orally, telephonically, by webcast, by broadcast or by similar means from time to time. Information contained on our website is not incorporated by reference unless specifically referenced herein. We are subject to the informational requirements of the Exchange Act and therefore file periodic reports, proxy statements and other information with the SEC. In addition, the SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically. To the extent required by the SEC's rules and regulations, we intend to post amendments to or waivers from, if any, provisions of our Code of Conduct and Ethics (to the extent applicable to our directors, principal executive officer, principal financial officer and principal accounting officer) at this location on our website. Our stockholders may also obtain these documents in paper format free of charge upon request made to our Investor Relations Department.

Our Investor Relations Department can be contacted at Clear Secure, Inc., 85 10th Avenue, New York, NY 10011, Attn: Investor Relations, e-mail: ir@clearme.com.

ITEM 1A. RISK FACTORS

Risk Factors Summary

The following is a summary of the principal risks that could adversely affect our business, operations and financial results. For a more complete discussion of the material risks facing our business, please see below.

- failure to add new and retain existing Members, including Active CLEAR+ Members, or increase the utilization of our platform, and the failure to add new or retain existing partners;

- our inability to meet stakeholder expectations or maintain the value and reputation of our brand;

- failure to successfully compete against existing and future competitors, and the highly competitive market in which we operate;

- risks associated with the increased adoption of new technological solutions and services, including third-party identity verification solutions and credential authentication solutions;

- public confidence in, and acceptance of, identity platforms and biometrics generally, and our platform specifically;

- failure to implement successful strategies to increase adoption of our platform or expand into new verticals;

- risks associated with our commercial agreements and strategic alliances, as well as potential indemnification obligations, and certain of our agreements with third parties;

- portions of our business and results of operations depend upon concessionaire agreements;

- risks associated with our growth and ability to develop and introduce platform features and offerings, and the need for adequate research and development resources;

- risks associated with any decline or disruption in the travel industry or a general economic downturn;

- we may require additional capital to support our business growth and objectives, and this capital may not be available to us on reasonable terms (or at all) and may result in shareholder dilution;

- risks associated with acquisitions and other strategic transactions;

- the need for high-quality personnel;

- risks associated with the complexity of our platform, including the negative impacts of any errors, system failures or the successful implementation of upgrades or new technology;

- our marketing efforts may not be effective;

- risks associated with changes in the Internet browsers and mobile device accessibility of Members;

- the ability to maintain our corporate culture;

- risks associated with payment processing;

- potential adverse impacts of climate change;

- our limited experience operating outside of the United States and risks associated with international operations;

- we may enter into agreements with strategic partners that include exclusivity provisions that limit our ability to enter into agreements with additional partners

- risks associated with inherent measurement limitations and any real or perceived inaccuracies in our metrics;

- risks associated with breaches of our information technology systems or those of third parties upon which we rely, protection of our intellectual property, technology and confidential information and failures by third-party technology and devices on which our business relies;

- our reliance on third-party technology and information systems to help complete critical business functions and our ability to find alternatives if such third-party technology and information systems fail;

- the potential for liability due to the infringement on third-party intellectual property by technologies that we incorporate into our products;

- our ability to meet the standards set for our airport operations by governmental stakeholders;

- we may be sued by third parties for alleged infringement, misappropriation or other violations of intellectual property and other proprietary rights;

- risks associated with the actual or perceived failure to comply with applicable biometrics, artificial intelligence, health information and data privacy laws;

- failure to comply with the constantly evolving laws and regulations that we are or may become subject to;

- the risk of potential legal proceedings, regulatory disputes and governmental inquiries;

- the coverage afforded under our insurance policies may be inadequate;

- risks associated with the use of "open source" software;

- limitations of the SAFETY Act's liability protections;

- risks associated with our financial performance, including the risk of increased expenses and net losses in the near term and our ability to achieve or sustain profitability in the future;

- the failure of our estimates or judgments relating to our critical accounting policies to prove correct;

- our focus on delivering a safe, reliable, predictable and frictionless Member experience may not maximize short-term financial results, which may yield results that conflict with the market's expectations and could result in our stock price being negatively affected;

- risks associated with our structure as a holding company, and our reliance on Alclear for certain distributions;

- risks associated with dividend payments and share repurchases;

- risks associated with our organizational structure, including those related to our Tax Receivable Agreement (as defined below), and tax related payments we may be required to make;

- we are controlled by the Founder Post-IPO Members, whose interests in our business may be different than yours;

- restrictions of our Credit Agreement;

- the unpredictable nature of tax attributes that will impact our tax treatment;

- substantial future sales of shares of our Class A Common Stock could cause our stock price to fall;

- failure to maintain adequate internal controls;

- provisions in our charter documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third-party;

- the volatility of our stock price;

- risks related to the Founder PSUs; and

- we may issue preferred securities, the terms of which could adversely affect the voting power or value of our Common Stock.

Risks Related to Our Business, Brand and Operations

If we fail to add new and retain existing Members, including Active CLEAR+ Members, or increase the utilization of our platform, our business, results of operations and financial condition would be materially and adversely affected.

Our business and financial results depend significantly on adding new and retaining existing Members, increasing the number of CLEAR+ Members, including by converting non-paying Members to paying Members, and the utilization of our platform by our Members. There can be no assurances that we will be successful at accomplishing any of the foregoing. Member growth, retention and utilization of our platform is in part dependent on our ability to introduce new services to our Members, expand our airport footprint, promote and increase awareness of our offerings and satisfy or exceed the expectations of our Members with our platform and offerings. We have derived substantially all of our historical revenue from CLEAR+, our consumer aviation subscription service. To grow and diversify our revenue, we will need to increase the number of Active CLEAR+ Members and the utilization of our platform, and continue to offer services that are considered valuable to our CLEAR+ Members. Failure to do so could adversely affect our business, results of operations and financial condition.

Our success in maintaining and increasing our Member base depends in part on our ability to identify use cases that are important and valuable to our Members in a timely manner. If we are unable to introduce new or enhanced platform features in a timely manner or our features are not accepted by our Members, potential competitors may introduce similar offerings faster than us or operate in new locations, which could negatively affect our results. Moreover, our new features may not receive consumer acceptance as preferences could shift rapidly to different types of solutions or away from these types of offerings altogether, and our future success depends in part on our ability to anticipate and respond to these changes. Even if we are successful in anticipating needs and consumer preferences, our ability to address them will depend upon our ability to develop and introduce innovative, high-quality features. Development of new or enhanced features may require significant time and investment, which could result in increased costs and a reduction in our profit margins.

If CLEAR+ Members do not perceive our aviation subscription service to be of value, including if we adjust pricing in a manner that is not favorably received by CLEAR+ Members, we may not be able to attract and retain CLEAR+ Members, and accordingly, our revenue, including revenue per paying CLEAR+ Member, and results of operations may be adversely affected. We have in the past, and may in the future, expand CLEAR+ membership to include benefits in addition to use at our partner airports, such as free access to CLEAR Mobile and CLEAR Perks. If our efforts to develop and offer more benefits are not valued by our current and future CLEAR+ Members, our ability to attract and retain CLEAR+ Members, or increase pricing, may be negatively impacted. We have and may, from time to time, adjust our CLEAR+ membership pricing, our family plans, or our pricing model itself. For example, we have increased CLEAR+ membership rates, as well as the price of a family member, in the last four years, and may continue to adjust pricing in the future. These and other adjustments may not be well-received by CLEAR+ Members, and could negatively impact our ability to attract and retain CLEAR+ Members, revenues per paying CLEAR+ Member, revenue and our results of operations.

Our ability to attract and retain Members, as well as to increase the number of Active CLEAR+ Members and the utilization of our platform by our Members, could be materially adversely affected by a number of factors discussed elsewhere in these "Risk Factors," including:

- increased competition and use of our competitors' platforms and services;
- our failure to attract new partners or retain existing partners who in turn drive membership;
- negative associations or perceptions with, reduced awareness of, or negative publicity about, our brand, platform or biometrics in general;
- security incidents that may involve or are alleged to involve us, such as breaches of our information technology systems; and

- macroeconomic and other conditions and events outside of our control, such as pandemics and health concerns, decreased levels of travel or attendance at events, terrorism, war or military actions, civil unrest, political instability and general economic conditions, including an economic downturn, recession, financial instability, inflation or changes in consumer tastes and preferences.

In addition, if Members stop trusting our platform or have an unsatisfactory experience with our platform or our Ambassadors, such as during an enrollment or verification, or we are unable to offer new and relevant offerings and features, we could be unsuccessful at continuing to grow our membership or expanding the use of our platform.

Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

If we fail to add new or retain existing partners, or profit from partner relationships, our business, results of operations and financial condition could be materially and adversely affected.

The growth of our business, including our membership base, geographic footprint and financial results, also depends on adding new and retaining existing partners, as well as increasing the revenue generated from partners. Our partners help increase our opportunities to attract new Members and, in some cases, help subsidize memberships. However, we may be unsuccessful at adding new partners, retaining existing partners or monetizing our partner relationships, and our success is subject to a number of the risks that we face in expanding our membership base. See "— *If we fail to add new and retain existing Members, including Active CLEAR+ Members, or increase the utilization of our platform, our business, results of operations and financial condition would be materially and adversely affected*" above.

If our partners stop trusting our platform, or if our partners or our Members have an unsatisfactory experience with our platform, we are unable to offer new and relevant offerings and features or we are unable to increase the adoption of our platform, we could be unsuccessful at continuing to grow our partner network or increase the revenue generated from existing partners, which could hamper our prospects. This could in turn have an adverse impact on our ability to grow our membership base. If certain partners that subsidize memberships do not renew their agreements with us, we could lose a portion of the affected Members, which could impact our revenue and retention rates. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

If we are not able to meet stakeholder expectations or to maintain the value and reputation of our brand, our business and financial results may be harmed.

We believe that our brand is important to attracting and retaining Members and partners. Our business is dependent on our ability to build, maintain and expand trust in our brand and our platform from a variety of different stakeholders, which depends on our ability to provide consistent, accurate, high-quality services to our Members and partners, as well as protect the information that we gather (which may include personal information). It also requires us to understand the evolving expectations of our stakeholders, and to adjust our offerings to meet them. An inability to accurately understand or meet the expectations of, or forecast changes in, our stakeholders, could have a material adverse effect on our brand, and therefore on our business, results of operations and financial condition. Failure to meet these continuously evolving stakeholder expectations could diminish the trust in our brand and platform. While it is our mission to continue to build and expand the trust in our brand and our platform from all stakeholders, any actual or perceived failure to do so could result in a decreased number of Members, decreased use of our platform by our Members, slower growth in our platform and business than we expect, a discontinuation of our partnerships and relationships, and a negative impact on our ability to continue in, or expand into, other sectors or industries, any of which could have a material and adverse effect on our business, prospects, results of operations and financial condition.

Our partners expect us to build and maintain a world-class secure technology infrastructure and accurately perform the services we offer, such as correctly identifying a Member and correctly connecting a Member with their information. Aviation industry stakeholders such as our airline, airport and governmental partners expect us to continue to enhance aviation security. As the use cases for our platform expand, we expect to see increased attempts to fraudulently utilize our platform, some of which in the past have been, and may in the future be, successful. Fraudulent activity and other actual or perceived failures to maintain the integrity of our platform may lead to reputational and financial damage to our brand, negative impacts to our partner relationships, and reduced usage of our products and services, all of which could have a material adverse impact on our business.

We operate in a highly competitive market, and we may be unable to compete successfully against existing and future competitors.

Our market is intensely competitive with respect to every aspect of our business, and we expect competition to increase in the future. We anticipate that both our existing and future services and our expansion into new verticals will face competition from a variety of other companies and organizations. Other companies may strive or choose to perform services related to confirming an individual's identity as a standalone task or related to a specific transaction, which would increase the competition we currently face. For example, large, well-established technology platforms, such as Alphabet/ Google, Amazon, Apple, Microsoft or Meta or well-known companies in the credit card industry may have developed, may currently be developing, or in the future could acquire, develop or expand, a platform that competes directly with some or all of our solutions. Other potential competitors include providers of decentralized identity verification platforms or verification services, including know your customer services. Additionally, biometric hardware companies and platform companies that also offer hardware may develop applications that directly or indirectly compete with our platform. We face competition from two other private entities that are authorized to compete with us in enrolling Members on Transportation Security Administration's ("TSA")'s behalf for TSA PreCheck®.

We also face competition from solutions that were developed or could be developed in-house by our existing and future partners, and by governmental agencies, which could result in lost revenues and otherwise have a material adverse effect on our business, results of operations and financial condition. See "*Increased adoption of new technological solutions and services, including third-party identity verification and credential authentication solutions, at locations where we operate or may operate in the future could impact our business*" below.

Many of our existing and potential competitors have substantial competitive advantages, such as greater name recognition and longer operating histories, economies of scale, larger sales and marketing departments, budgets and resources, broader distribution and established relationships with channel partners and customers, greater customer support resources, greater resources to make acquisitions or to spend on research and development, lower labor and development costs, larger and more mature intellectual property portfolios and substantially greater financial, technical and other resources. Additionally, some of our larger competitors have substantially broader product offerings and could leverage their relationships based on other products they offer or incorporate functionality into, or completely repurpose, existing products or offerings to gain business or have other advantages that can allow them to develop and deploy new solutions more quickly than we do. Start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with our solutions.

Acquisitions of our competitors by companies that have more resources than us could have a negative impact on our competitive position. Some of our competitors may enter into alliances with each other or other companies or governmental agencies, or may establish or strengthen cooperative relationships with system integrators, third-party consulting firms or other parties. Any such consolidation, acquisitions, alliances or cooperative relationships could lead to pricing pressure and loss of market share and could result in one or more competitors with greater resources, which could harm our competitive position. Furthermore, organizations may be more willing to incrementally add solutions to their existing infrastructure from our competitors than to replace their existing infrastructure with our solutions. These competitive pressures in our market or our failure to compete effectively may result in fewer Members and partners and reduced revenue and gross margins. Any failure to meet and address these factors could adversely affect our business, results of operations and financial condition.

Increased adoption of new technological solutions and services, including third-party identity verification and credential authentication solutions, at locations where we operate or may operate in the future could impact our business.

Private industry and governmental agencies continue to increase their efforts related to developing and launching identity verification and credential authentication solutions, and we expect this trend to continue. For example, certain airlines, technology providers and the TSA are developing technological solutions, in some cases including the use of identity verification technology or biometrics, that have been implemented, like TSA PreCheck® Touchless ID, and may gain widespread acceptance, in locations where we operate, such as airports, or where we may operate in the future.

In addition, the federal government has conducted a number of proof of concept demonstrations to evaluate identity verification technologies and other credential authentication technologies at airport checkpoints, intends to expand use of its own biometric credential authentication technologies ("CAT"), at additional airport checkpoints, and is continuing to explore digital identities at checkpoints generally. The TSA has publicly stated its intent to require all travelers to be processed through CAT machines in the future, either through travelers presenting physical IDs or through the transmission of digital ID credentials. Additionally, state governments are issuing driver's licenses in digital formats, and airlines have launched their own identity and credential authentication initiatives, in some cases with other identity verification partners. In many cases these initiatives also include the use of biometrics, either via centralized or decentralized platforms, and any of these platforms or standards may become universally accepted and preferred by the industry, the TSA, airlines, and our other partners. Widespread adoption of competing identity verification solutions or credential authentication solutions or standards (including TSA's own solutions) at airport checkpoints or other locations where we operate could adversely impact our ability to operate in the same manner as we operate today.

Public confidence in, and acceptance of, identity platforms and biometrics generally, and our platform specifically, will be a key factor in our business's continued growth.

Our profitability depends, in part, on public confidence in and acceptance of identity platforms and biometrics generally. Continued acceptance of identity platforms and biometric information as a secure and reliable method to identify individuals, mitigate risk and minimize fraud is an important factor in our continued growth. While both identity platforms and biometrics have become more widely adopted, they may not achieve universal acceptance. The attractiveness of our solutions to Members, partners and the locations where we operate is impacted by a number of factors, including the willingness of individuals to provide their personal information, including biometric information, to private or governmental entities, the level of confidence that such information can be stored safely and securely, and trust that such information will not be misused. Certain individuals may never accept the use of biometrics as being safe. If identity platforms and biometrics do not achieve universal acceptance, our growth could be limited, which could materially adversely affect our business, results of operations and financial condition.

Our metrics and estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and negatively affect our business.

We regularly review and may adjust our processes for calculating our metrics used to evaluate our growth, measure our performance and make strategic decisions. These metrics are calculated using internal company data and have not been evaluated by a third-party. Our metrics, such as our key performance indicators, may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology or the assumptions on which we rely. Even if the markets in which we compete meet the size estimates and growth that we expect, our business could fail to grow at similar rates, if at all. Additionally, we routinely evaluate the utility to our investors and management of our metrics and have changed, and may in the future change, the metrics we use or the ways in which such metrics are calculated. If investors or analysts do not consider our metrics to be accurate representations of our business, or if we discover material inaccuracies in our metrics, then the trading price of our Class A Common Stock and our business, financial condition and results of operations could be adversely affected.

We might not implement successful strategies to increase the adoption of our platform or expand into new verticals, which would limit our growth.

Our future profitability depends, in part, on our ability to successfully increase the adoption of our platform, expand into new verticals and develop new offerings. We cannot assure you that the market for our platform and our existing and proposed offerings will remain viable. The market for identity verification solutions is still developing. The evolution of this market may result in the development of different technologies and industry standards that are not compatible with our current solutions, products, technologies or platform. Several organizations set standards for biometric identification and standards continue to develop related to storage of biometric information or identity information. Although we believe that our technologies comply with existing standards, these standards may change and any standards adopted could prove disadvantageous to or incompatible with our business model and current or future solutions, products, services and platform.

Our growth has been accelerated by our expansion from the aviation industry into different verticals, including travel and hospitality, workforce, digital marketplaces, live events and healthcare. Our business strategies include expanding our platform and Member base within these verticals and identifying and expanding into new verticals. There can be no assurances that we will be able to expand our business within existing verticals or successfully identify and expand into new verticals, or that any new verticals will provide us with successful opportunities and relationships.

Implementing our growth strategies will require additional resources and investments. For example, we expect to invest substantial amounts to:

- drive Member and partner awareness of our platform;
- encourage new Members to sign up for and use our platform;
- encourage businesses to introduce our platform;
- enhance our information security infrastructure;
- enhance our infrastructure to handle seamless processing and maintain the effectiveness of our solutions;
- continue to develop state of the art technology; and
- diversify our partner base.

We may be required to incur significantly higher expenditures than we currently anticipate to achieve the foregoing results, which could have a negative impact on our results of operations if our revenues do not increase sufficiently. Our investments may not be successful and there can be no assurances that our growth strategies and plans will be achieved.

Our commercial agreements and strategic alliances, as well as potential indemnification obligations, expose us to risk.

We provide our platform to our partners through commercial agreements and strategic alliances. These arrangements can be complex and require substantial personnel and other resource commitments, which may limit the number of partners we can serve. If we are unable to quickly scale our business, or if we do not effectively manage our infrastructure and personnel capacity as we grow, we may not be able to achieve our growth plans. Furthermore, there could be a negative impact on existing alliances and business relationships. Under certain of our commercial agreements, the total amount of compensation we receive is partially dependent on the level of use at the relevant location, because we receive payment for each individual who uses our platform at that site. Usage levels are due to a number of factors including many that are beyond our control, and if usage is lower than anticipated, the compensation we receive may be lower than expected. As our commercial agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future be required to enter into amendments or new agreements on less favorable terms, which could adversely affect our business, results of operations and financial condition.

Additionally, certain of our agreements with our partners, governing authorities, and other third parties include indemnification for losses suffered or incurred for a variety of reasons, such as a result of claims of intellectual property infringement, breaches of confidentiality, violations of law, security requirements, damage caused by us to property or persons, or other liabilities relating to or arising from the use of our platform or other acts or omissions. These provisions often survive termination or expiration of the applicable agreement. As we continue to grow, the possibility of infringement claims and other claims against us may increase and, as a result, we may incur significant legal expenses and may have to pay damages, settlement or license fees or stop using technology found to be in violation of the rights of one or more third-parties. These payments, if significant, could harm our business, results of operations and financial condition. We may also have to seek a license for the infringing or allegedly infringing technology. Such licenses may not be available on reasonable terms, if at all, and may significantly increase our operating expenses or may require us to restrict our business activities and limit our ability to deploy certain offerings. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense and/or cause us to alter our platform or solutions, which could negatively affect our business.

Even if third-party claims against us lack merit, the expense and effort related to defending ourselves against these claims could be costly and time consuming. Assertions by a third-party, whether or not meritorious, could subject us to costly and time-consuming litigation, expensive remediation and licenses, divert management attention and financial resources, harm our relationship with customers, reduce demand for our platform and result in our brand, business, results of operations and financial condition being adversely affected.

Portions of our business and results of operations depend upon concessionaire agreements.

A significant portion of our business involves providing our services at U.S. airports through the federal government's RT Program. These services involve entering into concessionaire agreements with the airport or airport operators where we operate. As is common with airport concessionaire agreements, our counterparties reserve the right to terminate the agreement upon the occurrence of certain events or for convenience. If our counterparties do not extend these agreements, or if they exercise an early termination, our sales, results of operations and financial condition would be negatively impacted.

In addition, in certain airport locations our contract counterparty is an airline rather than the airport or airport operator. In these locations we are dependent on the continued partnership with these airlines in supporting our physical presence at the airport. The exit of an airline partner from a certain market, or changes in our relationships with these airline partners could result in our agreements not being extended or renewed, which could have a material adverse effect on our business, results of operations and financial condition, and could affect our growth opportunities.

If we are not able to manage our growth or continue innovating, our business could be adversely affected. Our ability to introduce new solutions and features is dependent on adequate research and development resources and may also depend on our ability to successfully complete acquisitions, which, if not adequately funded, may make us unable to compete effectively and our business and results of operations may be harmed.

We have expanded rapidly since we launched our platform in 2010, and our business growth depends on the continued expansion of our membership, network of partners and services. Our expansion and growth plans may not be successful and any future expansion will likely place additional demands on our managerial, operational, technological, administrative and financial resources. If we are not able to respond effectively to new or increased demands that arise because of our growth, or, if in responding, our management is materially distracted from our current operations, our business and prospects may be adversely affected.

In addition, while we seek to develop new offerings and expand into new markets and industries, we may have limited or no experience in these areas, and our Members may not adopt our offerings. We may incur significant expense in our attempts to innovate and create new offerings, which attempts may ultimately not be successful. New offerings, which can present new and difficult technology challenges, may subject us to claims if Members or partners experience service disruptions or failures or other quality issues. In addition, profitability, if any, in our newer activities may not meet our expectations, and we may not recoup our investments. Failure to realize the benefits of amounts we invest in new technologies, products or services could result in the value of those investments being written down or written off.

Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet Member, partner and market demands is essential. If we elect not to or are unable to develop solutions internally, we may choose or be required to expand into a certain market or strategy via an acquisition for which we could potentially pay too much or fail to successfully integrate into our operations. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors would give an advantage to such competitors and our business, results of operations and financial condition could be adversely affected. Moreover, there is no assurance that our research and development or acquisition efforts will successfully provide the benefits we expect. If we are unable to generate an adequate return on such investments, we may not be able to compete effectively and our business and results of operations may be materially and adversely affected.

Any decline or disruption in the travel industry or general economic downturn could materially adversely affect our business, results of operations and financial condition.

We have derived substantially all of our historical revenue from Members who enroll in CLEAR+, which includes our RT Program service at U.S. airports. Accordingly, our performance is dependent on the strength of the travel industry and our revenue is susceptible to declines in or disruptions to leisure and business travel that may be caused by factors entirely out of our control, such as global pandemics. Additionally, platform usage beyond airports is driven by the operations of our partners, such as their ability to host events, provide hotel rooms, rent cars, and workplaces and medical centers being open for workers and patients. Other events or factors beyond our control can disrupt, and have in the past disrupted, travel and operations within the United States and globally or otherwise result in declines in travel demand and the demand to attend events. These events include prolonged extreme weather, natural disasters or man-made disasters, travel-related health concerns (including pandemics and epidemics or other outbreak of contagious diseases), restrictions related to travel, stay-at-home orders, wars and military actions, terrorist attacks, sources of political uncertainty or political events, protests, foreign policy changes, regional hostilities, general economic conditions (such as a recession or inflation), changes in regulations, labor unrest or travel-related accidents. Because these events or concerns, and the full impact of their effects, are largely unpredictable, they can dramatically and suddenly affect travel behavior and other activities by consumers, and therefore demand for our airport and platform services, which could materially adversely affect our business, results of operations and financial condition.

Our financial performance is also subject to global economic conditions and their impact on levels of discretionary consumer spending. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected, which could lead to a decline in enrollments or renewals of CLEAR+, less interaction with our platform products related to discretionary activities such as travel (such as rental cars and hotel rooms), and thus result in decreasing platform usage and lower revenue. Downturns in worldwide or regional economic conditions, such as downturn resulting from the pandemics, inflation, and the potential for a recession, have in the past led to a general decrease in travel and travel spending, as well as discretionary spending generally, and similar downturns in the future may materially adversely impact demand for our platform and services. Such a shift in consumer behavior would materially adversely affect our business, results of operations and financial condition.

We may require additional capital to support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, and may result in stockholder dilution.

We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for the foreseeable future. However, we intend to continue to make investments to support our business growth and may require additional capital to fund our business and to respond to competitive challenges, such as the need to promote our platform, develop new platform features and offerings, enhance our existing platform, or make strategic acquisitions. Accordingly, we may need to engage in equity or debt financings to secure additional funds. There can be no assurance that such funding will be available on terms attractive to us, or at all. Our inability to obtain additional funding when needed could have an adverse effect on our business, financial condition and operating results. If additional funds are raised through the issuance of equity or convertible debt securities, holders of our Class A Common Stock could suffer significant dilution, and any new shares we issue could have rights, preferences and privileges superior to those of our Class A Common Stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions, and could impose additional restrictions on our ability to make distributions or pay dividends to our stockholders, or make it less likely that our Board will declare such distributions or dividends.

Future acquisitions, strategic investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and harm our results of operations and financial condition.

We have in the past and may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our current platform, enhance our technical capabilities or otherwise offer growth opportunities.

We may be unable to find or achieve definitive agreements with such acquisition or investment targets, despite efforts by our management, which could be significant. Any transactions that we are able to identify and complete may involve risks, including the commitment of significant capital and/or potentially dilutive equity issuances, and may divert management's attention and resources from our existing business. We may be unable to successfully integrate such business or assets into our operations, and such business may fail to meet our expectations or achieve the intended results. This risk is enhanced considering we have limited experience in acquiring other businesses. We have in the past acquired, and may in the future acquire, businesses that we have difficulty integrating or where we fail to achieve the anticipated benefits of the acquisition.

Our business depends on retaining and attracting high-quality personnel, including certain key personnel, and continued or future attrition, or unsuccessful succession planning could adversely affect our business.

Our success depends in large part on our ability to attract and retain high-quality management, operations, engineering and other personnel who are in high demand, as well as our Ambassadors. The loss of qualified executives, employees or Ambassadors, or an inability to attract, retain and motivate high-quality executives, employees and Ambassadors required for the planned expansion of our business, may harm our operating results and impair our ability to grow.

In addition, we depend on the continued services and performance of our key personnel, including our Chairman and Chief Executive Officer, Ms. Seidman Becker who co-founded our Company and has been instrumental in devising and implementing our strategies for growth and scaling our business. We do not have an employment agreement with Ms. Seidman Becker, and she and, other key members of our senior management team, are at-will employees. As these individuals are able to terminate their employment with us at any time, such termination could materially adversely affect our business, results of operations and financial condition, as well as our future prospects. Certain key members of our management team have a shorter employment history at our company and did not previously work within our industry. Recently hired executives may view our business differently than members of our prior management team and, over time, may make changes to our personnel and their responsibilities as well as our strategic focus, operations or business plans. We may not be able to properly manage any such shift in focus, and any changes to our business may ultimately prove unsuccessful.

In addition, our failure to put in place adequate succession plans for senior and key management roles or the failure of key employees to successfully transition into new roles could have an adverse effect on our business and operating results. The unexpected or abrupt departure of one or more of our key personnel and the failure to effectively transfer knowledge and effect smooth key personnel transitions has had and may in the future have an adverse effect on our business resulting from the loss of such person's skills, knowledge of our business and years of industry experience. If we cannot effectively manage leadership transitions and management changes in the future, our reputation and future business prospects could be adversely affected.

To attract and retain key personnel, we use equity incentives, among other measures. These measures may not be sufficient to attract and retain the personnel we require to operate our business effectively. As we continue to mature, the equity incentives we currently use to attract, retain and motivate employees may not be as effective as in the past. Our ability to attract, retain and motivate employees may be adversely affected by declines in our stock price. If we issue significant equity to attract or retain employees, we would incur substantial additional equity-based compensation expense and the ownership of our existing stockholders would be further diluted.

Our platform is highly complex, and any errors, systems failures or our failure to successfully implement upgrades and new technology could materially adversely affect our business, results of operations and financial condition.

Our platform is a complex system composed of many interoperating components and software. Our business is dependent upon our ability to accurately confirm identities and provide the ability to connect attributes to these identities, with minimal system interruption. Our software may now or in the future contain errors, bugs or vulnerabilities. Some errors in our software code have not been and may not be discovered until after the code has been released. We have, from time to time, found defects or errors in our system and software limitations that have resulted in, and may discover additional issues in the future that could result in, operational, enrollment or verification errors, platform unavailability or system disruption. In addition, we may fail to detect bugs in the software of businesses we acquire in our integration process. Any real or perceived errors, bugs or vulnerabilities discovered in our code or systems released to production or found in third-party software that is incorporated into our code could result in poor system performance, an interruption in the availability of our platform, systems or websites (including our ability to sell our memberships online), data loss or breach, errors in completing enrollments or verifications, negative publicity, damage to our reputation, loss of existing and potential Members or partners, and loss of revenue, any of which could materially adversely affect our business, results of operations and financial condition.

Moreover, the ability of our Members to use our platform could be diminished by a number of factors, including unstable or failed Internet access, the failure of our network or software systems, ineffective interoperability between our platform and our partners' technology, security incidents or variability in Member traffic for our platform. Platform failures would be most impactful if they occurred during peak platform use periods. During these peak periods, there are a significant number of Members concurrently accessing our platform and if we are unable to provide uninterrupted access, our Members' or partners' perception of our platform's reliability may be damaged, our revenue could be reduced, our reputation could be harmed, which may negatively impact our growth, and we may be required to issue credits or refunds, or risk losing Members or partners. In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner which could have a material adverse effect on our business, financial condition and operating results.

In addition, we continue to implement modifications and upgrades to our systems, and these activities subject us to inherent costs and risks associated with replacing and upgrading these systems. Further, our system implementations may not result in improvements that outweigh the costs of implementation, or at all. If we fail to successfully implement modifications and upgrades or expand the functionality of our platform, we could experience increased costs associated with diminished productivity and operating inefficiencies related to the efficient delivery of our products and services.

Our business could be adversely impacted by changes in the Internet browsers and mobile device accessibility of Members.

Our business depends on Members' access to our platform via a mobile device, an Internet browser and the Internet generally. We may operate in jurisdictions that provide limited Internet connectivity, particularly as we expand internationally. Internet access, Internet browsers and access to a mobile device are frequently provided by companies with significant market power that could take actions that degrade, disrupt or increase the cost of Members' ability to access our platform. In addition, the Internet infrastructure that we and Members of our platform rely on in any particular location may be unable to support the demands placed upon it. Any such failure in Internet, browser or mobile device accessibility, even for a short period of time, could adversely affect our results of operations.

In particular, a significant and growing portion of our Members access our platform through the CLEAR mobile application (the "app") and through our secure identity platform, CLEAR1. There is no guarantee that popular mobile devices and browsers will continue to support such platform, app or service. We are dependent on the interoperability of our app with popular mobile operating systems that we do not control, such as Android and iOS, and CLEAR1 with popular internet browsers. Any changes in such systems that degrade the functionality of our digital offerings or give preferential treatment to competitors could adversely affect our platform's usage. In the event that it is difficult for our Members to access and use our platform, our competitors develop products and services that are perceived to operate more effectively, or if our Members choose not to access or use our platform or use mobile products that do not offer access to our platform, our Member growth and Member engagement could be adversely impacted.

We are subject to payment processing risk.

Our Members pay for our products and services using a variety of different payment methods, including credit and debit cards, and online wallets. We rely on third-party systems to process payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, or changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operation could be adversely impacted. We leverage third-party payment processors to bill Members on our behalf. If these third parties become unwilling or unable to continue processing payments on our behalf, we would have to find alternative methods of collecting payments, which could adversely impact Member acquisition and retention. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operation and if not adequately controlled and managed could create negative consumer perceptions of our service.

Our business may be vulnerable to the adverse effects of climate change, which may negatively impact our operations.

Our primary locations may be vulnerable to the adverse effects of climate change. Extreme weather conditions may disrupt our business and may cause us to experience additional costs to maintain or resume operations and higher attrition. In addition, legal and regulatory requirements with respect to climate change and other aspects of environmental, social, governance and other sustainability (e.g., disclosure requirements) may result in increased compliance requirements on our business, which may increase our operating costs and cause disruptions in our operations.

We are dependent on CLEAR+ memberships for a significant portion of our revenue, and a significant reduction in CLEAR+ memberships would reduce our future revenue and harm our anticipated operating results. Given our dependence on CLEAR+ for a significant portion of our revenues, a decrease in demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources, such as air travel, could have a material negative impact on our revenues.

We have limited experience operating outside the United States and any future international expansion strategy will subject us to additional costs and risks and our plans may not be successful.

We have, and in the future we may continue to, expand our operations internationally. Operating outside of the United States requires significant management attention. As we continue to expand globally, we may incur significant additional operating expenses and may not be successful in our international expansion for a variety of reasons, including:

- compliance with privacy and data protection laws, including laws regulating the use and collection of biometric information and health information (see "Risks Related to Regulation and Litigation—*Any actual or perceived failure to comply with applicable laws relating to privacy, biometrics, artificial intelligence, health information and data protection may result in significant liability, negative publicity and erosion of trust and commercial opportunities, and increased regulation could materially adversely affect our business, results of operations and financial condition*" and "Business—Government Regulation");
- differing international norms and expectations, including but not limited to those related to the use of personal information;
- challenges in confirming identities for non-U.S. residents;
- expanded information security risk with expanded potential threat actors;
- recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture across all of our offices;
- complying with varying laws and regulatory standards, including with respect to consumer protection, tax and local regulatory restrictions;
- obtaining any required government approvals, licenses or other authorizations, particularly as may be necessary for the use and collection of personal information;
- varying levels of Internet and mobile technology adoption and infrastructure;
- currency exchange restrictions, limitations on the repatriation and investment of funds or costs and exchange rate fluctuations;
- operating in jurisdictions that do not protect intellectual property rights to the same extent as the United States; and
- potential oppositions in foreign patent and trademark offices.

Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake may not be successful. If we invest substantial time and resources to expand our operations internationally and are unable to manage these risks effectively, our business, financial condition and results of operations could be adversely affected.

Risks Related to Information Technology and Intellectual Property

There may be breaches of our information technology systems that subject us to significant reputational, financial, legal and operational consequences or materially damage Member and partner relationships.

Our business requires us to use, store, process and transmit data, including a large amount of sensitive and confidential personal information, including personally identifiable information ("PII"). This may include, for example: biographic information, such as names, addresses, phone numbers, email addresses; biometric information; government-issued identification; health information; and payment information. Although malicious attacks to gain access to personal information or PII affect many companies across various industries, we are at a relatively greater risk of being targeted because of our high profile and the types of personal information we manage. Our business depends on earning and maintaining the trust of our Members and our partners and any actual or alleged breaches of our systems could adversely affect our business, including by impacting the trust that we have gained. See "Risks Related to Our Business, Brand and Operations—*If we are not able to meet evolving stakeholder expectations or to maintain the value and reputation of our brand, our business and financial results may be harmed*."

We devote significant resources to network security, data encryption and other security measures to protect our systems and data, and have been certified by the federal government as operating certain of our information security systems at a FISMA High Rating in accordance with the Federal Information Security Modernization Act and National Institute of Standards and Technology, but these security measures cannot provide, and we cannot guarantee, absolute security. We require user names and passwords, as well as multifactor authentication, in order to access our information technology systems. We also use encryption and authentication technologies designed to secure the transmission and storage of data and prevent access to our data or accounts. Increasingly, companies are subject to a wide variety of attacks on their systems on an ongoing basis that are continually evolving. In addition to threats from traditional computer "hackers," malicious code (such as malware, viruses, worms, and ransomware), employee theft, error or misuse, password spraying, phishing, social engineering (predominantly spear phishing attacks), credential stuffing, and denial-of-service attacks, we also face an increasing number of threats (including advanced persistent threat intrusions) to our information technology systems from a broad range of actors, including sophisticated organized crime, nation-state and nation-state supported actors (independently or in connection with broader international conflicts), and we cannot assure you that our systems will not be compromised or disrupted by these tactics. Our solutions integrate and rely in part on products, services and technologies developed and supplied by third-party vendors and service providers. Although we make efforts to review our third-party vendors and service providers and the products, services and technologies on which our solutions rely, vulnerabilities in our vendors' and service providers' products, services and technologies may make our own solutions and information technology systems vulnerable to breach, attack and other risks. See "*We rely on third-party technology and information systems to help complete critical business functions. If that technology fails to adequately serve our needs, and we cannot find alternatives, it may negatively impact our business, financial condition and results of operations*" below.

Breaches and attacks on us or our third-party vendors or service providers may cause interruptions to the services we provide, degrade the Member experience, cause Members or partners to lose confidence and trust in our platform and decrease or discontinue their use of our platform, impair our internal systems, or otherwise result in financial harm to us. As we grow within the United States, and expand our international presence, our heightened visibility has increased, and will continue to increase, the risk that we become a target of such attacks. Any failure to prevent or mitigate security breaches and unauthorized access to or disclosure of our data or personal information, could result in the loss, modification, disclosure, destruction or other misuse of such data, which could subject us to legal liability, harm our business and reputation and diminish our competitive position, or lead to decreases in the price of our Class A Common Stock. We may incur significant costs in protecting against or remediating such incidents and as cybersecurity incidents continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measure or to investigate and remediate any information security vulnerabilities. Our efforts to protect our confidential and sensitive data and the personal information we receive may also be unsuccessful due to software bugs, defects, misconfigurations or other technical malfunctions; employee, contractor, or service provider error or malfeasance, including defects, misconfigurations or vulnerabilities in our suppliers' or service providers' information technology systems or offerings, including products and offerings that we integrate into our products and services; breaches of physical security of our facilities or technical infrastructure; or other threats that may surface or evolve.

If we were to experience a breach of our systems and were unable to protect sensitive data, we may not be able to remedy such breach, we may be required by law to notify regulators and individuals whose personal information was used or disclosed without authorization and compensate them for any damages, we may be subject to claims against us, including government enforcement actions or investigations, fines and litigation, and we may have to expend significant capital and other resources to mitigate the impact of such events, including developing and implementing protections to prevent future events of this nature. Additionally, such a breach could curtail or otherwise adversely impact access to our services, materially damage partner and Member relationships, and cause us to lose Members or partners. Moreover, if a security breach affects our systems or results in the unauthorized release of personal information, our reputation and brand could be materially damaged, use of our platform and services could decrease, and we could be exposed to a risk of loss or litigation and possible liability.

We are also subject to payment card association rules and obligations under our contracts with payment card processors. Under these rules and obligations, if information is compromised, we could be liable to payment card issuers for associated expenses and penalties. In addition, if we fail to follow payment card industry security standards, even if no customer information is compromised, we could incur significant fines or remediation costs, experience a significant increase in payment card transaction costs or be refused by credit card processors to continue to process payments on our behalf, any of which could materially adversely affect our business, financial condition and results of operations.

Additionally, we accept payment for CLEAR+ through credit card transactions, certain online payment service providers and mobile payment platforms. The ability to access credit card information on a real-time basis without having to proactively reach out to the Members each time we process an auto-renewal payment is critical to our success and a seamless experience for our users. However, if we or a third-party experiences a data security breach involving credit card information, affected cardholders will often cancel their credit cards. In the case of a breach experienced by a third-party, the more sizable the third-party's customer base and the greater the number of credit card accounts impacted, the more likely it is that our users would be impacted by such a breach. To the extent our CLEAR+ Members are affected by such a breach experienced by us or a third-party, affected Members would need to be contacted to obtain new credit card information and process any pending transactions. It is likely that we would not be able to reach all affected Members, and even if we could, some Members' new credit card information may not be obtained and some pending transactions may not be processed, which could materially adversely affect our business, financial condition and results of operations.

We rely on third-party technology and information systems, like Amazon Web Services ("AWS"), to help complete critical business functions. If that technology is subject to a security breach or fails to adequately serve our needs, and we cannot find alternatives, it may negatively impact our business, financial condition and results of operations.

We rely on third-party technology and vendors and other service providers for certain of our critical business functions, including credit card readers, scanners, third-party software, cameras and other technology to complete Member enrollments and verifications, as well as prevent fraud, network infrastructure for hosting our website and mobile application, software libraries, development environments and tools, services to allow Members to populate their accounts with personal information, and cloud storage platforms. Our business is dependent on the integrity, security and efficient operation of these systems and technologies, and we do not necessarily control the operation or data security of the third-party providers we utilize. Our efforts to use commercially reasonable diligence in the selection and retention of such third-party providers may be insufficient or inadequate to prevent or remediate such risks. Our systems and operations or those of our third-party providers and partners could be exposed to damage, interruption, security breach and other risks from, among other things, computer viruses and other malicious software, denial-of-service attacks and other cyberattacks, acts of terrorism, human error, coding errors or vulnerabilities, fraud, sabotage, natural disasters, telecommunications failures, financial insolvency, bankruptcy and similar events, and may be subject to financial, legal or regulatory issues, each of which may impose additional costs or requirements on us, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach, or prevent these third parties from providing services to us or our Members on our behalf. The failure of these systems to perform as designed, the vulnerability of these systems to security breaches and fraud or the inability to enhance our information technology capabilities, and our inability to find suitable alternatives in a timely and efficient manner and on acceptable terms, or at all, could disrupt our operations and subject us to losses or costs to remediate any of these deficiencies. Additionally, software errors or vulnerabilities in third-party technologies we use could result in significant disruptions to our information technology systems, leading to downtime, data loss, or compromised data integrity. There have been high-profile incidents of third-party service providers causing widespread disruptions to their customers' operations, such as the Windows outage caused by a flawed CrowdStrike software update that occurred in July 2024 and the AWS outage in October 2025. We cannot guarantee the infrastructure of our third-party service providers has not been, or will not be, compromised or that errors by our third-party service providers will not cause similar disruptions or outages to our operations. In addition, we cannot be assured that third parties will comply with their agreements with us and applicable laws and regulations or that third parties will not increase their prices or give preferential treatment to our competitors. Any contractual protections we may have from our third-party service providers, contractors or consultants may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections. Additionally, the occurrence or perception of any of the above events could result in Members ceasing to use our platform, reputational damage, legal or regulatory proceedings or other adverse consequences, which could materially adversely affect our business, results of operations and financial condition.

Failure to adequately protect our intellectual property, technology and confidential information could harm our business, competitive position, financial condition and results of operations.

The protection of intellectual property, technology and confidential information is crucial to the success of our business. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws, know-how, confidentiality provisions, non-disclosure agreements, assignment agreements, and other legal and contractual rights and restrictions to establish and protect our proprietary technology and intellectual property rights. However, the steps we take to protect our proprietary technology and intellectual property rights may be inadequate. We may not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. It may be possible for unauthorized third parties to copy our products and technology and use information that we regard as proprietary to create products and services that compete with ours. The laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. As we expand internationally, our exposure to unauthorized use of our products, technology and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.

We rely in part on patent protection to maintain our competitive position. Although our patents and patent applications are intended to protect our proprietary inventions relevant to our business, we cannot assure you that any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. Further, even our issued patents may be contested, circumvented or found invalid or unenforceable, and we may not be able to prevent infringement of our patents by third parties.

We also rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our partners and certain third parties, no assurance can be given that these agreements will be effective in controlling access to and distribution of our products, technology and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products and services.

We rely in part on trademark protection to protect our brand. Our registered and unregistered trademarks and trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition in the market. Competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity. Third parties with similar trade names and trademarks may bring trademark infringement claims against us.

To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation or other legal proceedings may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation or proceedings could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay expansion or impair the functionality of our platform, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new functionality, and we cannot assure you that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.

We have granted lenders security interests in certain of our intellectual property rights which could subject such rights to sale or other actions in the event of a default.

If we are unable to effectively protect our intellectual property rights on a worldwide basis, we may not be successful in the international expansion of our business that we may pursue.

Access to worldwide markets depends in part on the strength of our intellectual property portfolio. There can be no assurance that, as our business expands into new areas, we will be able to independently develop the technology, software or know-how necessary to conduct our business or that we can do so without infringing the intellectual property rights of others. We have to rely on licensed technology from others, and accordingly, there can be no assurance that we will be able to obtain licenses at all or on terms we consider reasonable. The lack of a necessary license could expose us to claims for damages and/or injunction from third parties, as well as claims for indemnification by our customers in instances where we have a contractual or other legal obligation to indemnify them against damages resulting from infringement claims. With regard to our own intellectual property, there can be no assurance that our efforts to enforce and protect our rights will be adequate to prevent the misappropriation or improper use of our protected technology particularly in international markets, which may increase as a result of any potential international expansions we may pursue.

If our future products incorporate technologies that infringe the proprietary rights of third parties, and we do not secure licenses from them, we could be liable for substantial damages.

We continue to allocate significant resources to developing new and innovative technologies that are utilized in our products and systems. Because our continued success depends on, to a significant degree, our ability to offer products providing superior functionality and performance over those offered by our competitors, we consider the protection of our technology from unauthorized use to be fundamental to our success. We do this by incorporating processes aimed at identifying and seeking appropriate protection for newly-developed intellectual property, including patents, trade secrets, copyrights and trademarks, as well as policies aimed at identifying unauthorized use of such property.

We are not aware that our current products infringe the intellectual property rights of any third parties. We also are not aware of any third-party intellectual property rights that may hamper our ability to provide future products and services. However, we recognize that the development of our services or products may require that we acquire intellectual property licenses from third parties so as to avoid infringement of those parties' intellectual property rights. These licenses may not be available at all or may only be available on terms that are not commercially reasonable.

If third parties make infringement claims against us whether or not they are upheld, such claims could consume substantial time and financial resources, divert the attention of management and disrupt product sales and shipments. If any third-party prevails in an action against us for infringement of its proprietary rights, we could be required to pay damages and either enter into costly licensing arrangements or redesign our products so as to exclude any infringing use. As a result, we would incur substantial costs, experience delays in product development, sales and shipments, and our revenues may decline substantially. Additionally, we may not be able to achieve the minimum necessary growth for our continued success.

See "Risks Related to Regulation and Litigation—*We may be sued by third parties for alleged infringement, misappropriation, or other violations of intellectual property and other proprietary rights*."

Risks Related to Regulation and Litigation

We must continue to meet the evolving standards set for our airport operations by governmental stakeholders.

We relaunched in 2010 at two U.S. airports as the only private company authorized by the DHS to automate the process for confirming traveler identity and validating travel documents for CLEAR+ Members, and we continue to provide airport services to our Members through the RT Program. As we have grown, our interactions with the federal government have expanded. For example, in January 2020, we were selected by the TSA as an awardee in the TSA Biometric PreCheck® Expansion Services and Vetting Program to handle subscription renewal processing and new enrollments for the TSA PreCheck® program and have entered into an up to 10-year agreement to provide such services to the traveling public. In February 2024 we launched TSA PreCheck® Enrollment Provided by CLEAR to the public, and are currently providing in-person enrollment at airport and retail locations, as well as online renewal services. These operations remain subject to ongoing approval by the TSA, and there can be no assurances that we will continue to be able to meet all of TSA's requirements. Additionally, we have entered into numerous Cooperative Research and Development Agreements with the DHS, and the DHS has certified the biometric enrollment and verification system as a Qualified Anti-Terrorism Technology under the SAFETY Act.

We operate through the RT Program according to guidelines set forth by the federal government, which have historically been implemented through our airport and/or airline partners. As we have grown, our regulatory frameworks have evolved. For example we are subject to various audits, reviews and evaluations overseen by the TSA, an agency of the DHS, which include: annual operational audits at each airport where we operate our RT Program requiring us to demonstrate compliance with airport checkpoint security protocols; a TSA-CLEAR Quality Assurance program which includes monthly reviews of RT Program activities including a monthly report delivered to TSA, audits of certain of our information systems against a stringent FISMA High Rating designation for information security and an additional "Registered Traveler Security Overlay" framework; ongoing periodic reviews of our operational procedures and technology, such as the biometric matching technology and credential authentication systems that help power our system; ongoing special emphasis inspections of our compliance with operational and procedural obligations for RT Program providers; an evaluation by the Science and Technology Directorate of the DHS of our biometric enrollment and verification system for renewal of our SAFETY Act certification as a Qualified Anti-Terrorism Technology; and ongoing reporting requirements related to enrollments and verifications. In addition, TSA has provided us with technical and regulatory requirements, including technical integration specifications between TSA systems and CLEAR systems to enable transmittal of digital identity information to facilitate processing of each RT participant by TSA CAT; varying rates in the percentage of RT participants whose identities are randomly reverified at airport checkpoints, potentially up to all RT participants; enhanced enrollment standards for existing and new RT participants in line with new industry standards; and formalized audit requirements. We have no control over requirements proposed or implemented by federal agencies on us or our airport and airline partners regarding our business. New or changing requirements implemented by federal agencies, such as those set forth above, could have an adverse impact on our business and results of operations.

The future success of programs we operate with support or authorization from governmental stakeholders depends on our continued ability to satisfy the regulatory standards they promulgate such as those set forth above and maintain their support generally, including continuing to adhere to RT Program requirements, airport security protocols and maintaining an appropriate data security platform. Failure to meet the standards set forth by governmental stakeholders, changes in the rules, requirements or operational procedures applicable to our business or the RT Program generally, and evolving frameworks could negatively impact the level of service experienced by our customers and our ability to continue adding new services in regulated locations, add new locations for our existing services, or even continue to operate the same services we operate now. Further, as regulatory frameworks evolve, they may increase our operating expenses, make compliance more difficult or impact our operating protocols, impact our Members' experience, require us to add new staffing, and divert management's attention from other growth initiatives. Failure to meet any such new standards in the future, or changes we would need to make to our operations to satisfy any new standards, may have a material adverse impact on our business, results of operations and financial condition.

We may be sued by third parties for alleged infringement, misappropriation or other violations of intellectual property and other proprietary rights.

There is considerable patent and other intellectual property development activity in the biometrics, identity and technology industries generally, and litigation, based on allegations of infringement or other violations of intellectual property, is frequent. Furthermore, it is common for individuals and groups to purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. We cannot guarantee that our internally developed or acquired technologies or third-party tools that we use do not or will not infringe the intellectual property rights of others. From time to time, our competitors or other third parties, including non-practicing entities, may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon such rights. In addition, in the event that we recruit employees from other technology companies, including potential competitors, and these employees are used in the development of products which are similar to the development in which they were involved at their former employers, we may become subject to claims that such employees have improperly used or disclosed trade secrets or other proprietary information. Any claim, litigation or allegation could cause us to incur significant expenses and, if successful, could require that we pay substantial damages, ongoing royalty payments or licensing fees, prevent us from offering our platform or services or using certain technologies, require us to develop alternative technology or obtain additional licenses, force us to implement expensive workarounds, or be subject to other unfavorable terms.

We expect that the occurrence of infringement claims and allegations is likely to grow as the market for biometric solutions and identity products and services grows, increasing our exposure to damages resulting from such claims. Even alleged infringement claims that lack merit may be distracting and expensive to defend and could contribute to reduced public confidence in our platform, and even if meritorious but ultimately unsuccessful, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require us to incur significant expenditures. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our Class A Common Stock may decline. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, results of operations and financial condition.

Any actual or perceived failure to comply with applicable laws relating to privacy, biometrics, artificial intelligence, health information and data protection may result in significant liability, negative publicity and erosion of trust and commercial opportunities, and increased regulation could materially adversely affect our business, results of operations and financial condition.

As part of our normal operations, we collect, process and retain personal information about individuals, including sensitive personal information such as biometrics data. We are subject to various international, federal, and state laws and rules regarding the collection, use, disclosure, storage, transmission, and destruction of this personal information, and as we move into new markets, we are and will be subject to international laws applicable to our data practices as well. We collect and use personal information, including sensitive personal information, when our Members enroll in our platform and use our platform after they have completed their enrollment. The laws of many states and countries require businesses that maintain such personal data to obtain consent before collecting or processing certain types of data, to implement measures to keep such information secure and otherwise restrict the ways in which such information can be collected and used.

As examples, numerous states and municipalities have enacted or are in the process of enacting state level data privacy laws and regulations governing the collection, use and processing of state residents' personal data. For example, CCPA took effect in 2020 and was amended by the Consumer Privacy Rights Act, which went into effect in 2023. CCPA provides enhanced data privacy rights to California consumers, including the right to access and delete their information and to opt out of certain sharing and sales of personal information. The law also prohibits covered businesses from discriminating against consumers (for example, charging more for services) for exercising any of their CCPA rights. These rights are enforced by the California Attorney General and California Privacy Protection Agency. In addition, CCPA imposes severe statutory damages as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. It remains unclear how various provisions of CCPA will be interpreted and enforced. Numerous states have passed laws that provide similar privacy and security protections to their residents, including Virginia, Colorado, Texas, and Oregon, and many other states are actively developing legislation in this area.

In addition, states such as Illinois, Texas, Colorado and Washington, have laws that specifically regulate the collection and use of biometric information, and numerous states and municipalities are considering similar legislation. Illinois' BIPA includes both a private right of action and liquidated damages for companies that violate its provisions, and the Texas Attorney General has announced settlements with private parties under its biometric laws with penalties in excess of $1 billion. Regardless of any company's efforts to comply with the requirements of BIPA, the private right of action available under laws like BIPA have created strong incentives for plaintiffs' counsel to push the interpretation of BIPA in new areas and has increased the general likelihood of, and costs and risks associated with, biometrics litigation. Recent BIPA case law has increased liability exposure and the scope of damages that may be collected for alleged violations. The effects of state privacy, data protection and biometrics laws and other similar state or federal laws, are significant and may require us to modify our products, data processing practices and policies and to incur substantial costs and potential liability as we attempt to implement new requirements or guidance under such laws, which are often not well defined, or to defend assertions of liability under these laws, given the significant penalties available.

Various other governments and consumer agencies around the world have also called for new regulation and changes in industry practices and many have enacted and may in the future enact different and potentially contradictory requirements for protecting personal information, including biometric information, as well as data that is collected and maintained electronically. These regulations have become particularly relevant to us as we expand our operations beyond the United States. For example, GDPR, which became effective in 2018, includes operational requirements for companies that are established in, or process personal data of individuals located in, the EEA. These requirements govern the processing of personal data in certain contexts and include significant penalties for non-compliance. Failure to comply with GDPR may result in fines of up to 20 million euro or up to 4% of the annual global revenue of a company processing information about EEA data subjects. It may also lead to regulatory inquiries initiated by data subjects as well as civil litigation, with the risks of damages or injunctive relief, or regulatory orders adversely impacting on the ways in which our business can use personal data. Additionally, the United Kingdom has transposed GDPR into domestic law with a United Kingdom version of GDPR (combining GDPR and the Data Protection Act of 2018) that took effect in 2021, which exposes us to two parallel regimes, each of which authorizes similar fines and other potentially divergent enforcement actions for certain violations. Other jurisdictions where we currently operate or may operate in the future like Canada, Brazil and India have implemented comprehensive data protection regulations that also may diverge from or overlap with these laws. Compliance with numerous and contradictory requirements of different jurisdictions is inherently challenging and costly for any business that collects and processes personal information as well as biometrics from individuals based in different jurisdictions, particularly since the interpretation and application of these laws is unresolved. If any jurisdiction in which we currently, or in the future may, operate, or where one of the partners we service operates, adopts new laws or changes its interpretation of its laws, rules or regulations relating to data use and processing such that our compliance obligations are unclear, or we are unable to comply in a timely manner or at all, we could risk losing our rights to operate in such jurisdictions or losing the ability to partner with companies who do business in such jurisdictions, as well as face significant and uncertain risks of regulatory investigations, penalties or liability in these jurisdictions.

Various state and international governments are considering, or recently have passed or issued laws, regulations or directives governing the use of artificial intelligence or automated decisionmaking technology for certain use cases, which may be interpreted to apply to CLEAR. For example, in September 2025, the California Privacy Protection Agency approved regulations under CCPA governing the use of automated decisionmaking technology that would apply to the use of "physical or biological identification or profiling" in certain contexts, and the EU has implemented the AI Act which prohibits certain types of high risk biometric systems from being deployed. The scope and interpretation of this emerging area of regulation and legislation, and the application to CLEAR's business or business roadmap is evolving, but these laws could be interpreted or applied in ways that would impose new costly and burdensome requirements on CLEAR or its commercial partners and could increase the risk of regulatory actions directed to CLEAR or otherwise adversely impact our business.

HIPAA imposes specified requirements relating to the privacy, security and transmission of sensitive patient health information ("PHI"). Among other things, HITECH makes HIPAA's security standards directly applicable to "business associates." As our business evolves, we expect to increasingly enter into agreements in which we are a "business associate" for partners in the healthcare industry that are HIPAA covered entities and service providers, and therefore we are and will increasingly be regulated under these agreements as a business associate for the purposes of HIPAA. If we are unable to comply with our obligations as a HIPAA business associate, we could face substantial civil and even criminal liability. HITECH imposes four tiers of civil monetary penalties and gives state attorneys general authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from HIPAA and each other in significant ways and may not have the same effect.

When we process PHI on behalf of a covered entity, we are required by HIPAA to maintain HIPAA-compliant business associate agreements with our partners that are HIPAA covered entities and service providers, as well as certain of our subcontractors, that access, maintain, create or transmit sensitive patient health information on our behalf for the rendering of services to our HIPAA covered entity and service provider Members. These agreements impose stringent data security and other obligations on us. If we or our subcontractors are unable to meet the requirements of any of these business associate agreements, we could face contractual liability under the applicable business associate agreement as well as possible civil and criminal liability under HIPAA, all of which can have an adverse impact on our business and generate negative publicity, which, in turn, can have an adverse impact on our ability to attract and retain Members and to maintain existing or enter into new health care partnerships.

In addition to government regulation, self-regulatory standards and other industry standards may legally or contractually apply to us, be argued to apply to us, or we may elect to comply with such standards or to facilitate our customers' compliance with such standards. We may make statements on our website, in marketing materials, or in other settings about our data practices and security measures and our compliance with, or our ability to facilitate our customers' compliance with, these standards. Furthermore, because the interpretation and application of laws, standards, contractual obligations and other obligations relating to privacy, data protection, and information security are uncertain, these laws, standards, and contractual and other obligations may be interpreted and applied in a manner that is, or is alleged to be, inconsistent with our data management practices, our policies or procedures, the features of our platforms or the manner in which our partners use CLEAR services. If so, in addition to the possibility of fines, lawsuits, and other claims, we could be required to fundamentally change our business activities and practices or modify our platforms, which could have an adverse effect on our business. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to fulfill existing commercial obligations, make enhancements, or develop new platforms and features could be limited. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our platforms.

In addition to government regulation, self-regulatory standards and other industry standards may legally or contractually apply to us, be argued to apply to us, or we may elect to comply with such standards or to facilitate our customers' compliance with such standards. We may make statements on our website, in marketing materials, or in other settings about our data practices and security measures and our compliance with, or our ability to facilitate our customers' compliance with, these standards. Furthermore, because the interpretation and application of laws, standards, contractual obligations and other obligations relating to privacy, data protection, and information security are uncertain, these laws, standards, and contractual and other obligations may be interpreted and applied in a manner that is, or is alleged to be, inconsistent with our data management practices, our policies or procedures, the features of our platforms or the manner in which our partners use CLEAR services. If so, in addition to the possibility of fines, lawsuits, and other claims, we could be required to fundamentally change our business activities and practices or modify our platforms, which could have an adverse effect on our business. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to fulfill existing commercial obligations, make enhancements, or develop new platforms and features could be limited. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our platforms.

While we make significant efforts to comply with all laws, regulations, standards and obligations applicable to us, we cannot guarantee that we have always been or will always be successful. Privacy, biometrics, artificial intelligence, and data protection laws, rules and regulations are complex, and their interpretation is rapidly evolving, making implementation and enforcement, and thus compliance requirements, ambiguous, uncertain and potentially inconsistent. Compliance with such laws may require changes to our operations and business practices and may thereby increase compliance costs on CLEAR, our vendors or our partners or have other material adverse effects on our business. In addition, even alleged violations of such laws could be costly to defend and divert management's attention. Failure or perceived failure to comply with such laws and regulations could have an adverse impact on our business and results. While we have invested and continue to invest significant resources to comply with data and technology-focused laws and regulations, enforcement or litigation under these laws and regulations could expose us to the possibility of material penalties, significant legal liability, changes in how we operate or offer our products, a loss of commercial revenue or opportunities, and interruptions or cessation of our ability to operate for key partners or in key industries or geographies, any of which could materially adversely affect our business, results of operations and financial condition.

Any failure or perceived failure by us (or by our vendors or commercial partners) to comply with privacy, biometrics, cybersecurity, artificial intelligence and data protection policies, notices, laws, rules and regulations could result in proceedings or actions against us by individuals, consumer rights groups, regulators, government agencies, commercial partners or others. We could incur significant costs in investigating and defending such claims and, if found liable or if resolving such claims through settlement is desirable, pay significant damages, penalties or fines and/or be required to make substantial changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity, and an erosion of trust and commercial opportunity. If any of these events were to occur, our business, results of operations and financial condition could be materially adversely affected.

The laws and regulations that we are subject to or may become subject to are constantly evolving.

We are subject to a wide variety of laws and regulations in the United States and other jurisdictions as well as regulations promulgated by government agencies. These laws and regulations pertain to matters, including but not limited to, the collection and use of biometric or health information, data privacy and information protection, consumer protection, labor and employment, intellectual property, consumer and commercial contracting and others, and are often complex and subject to varying interpretations. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state and local administrative agencies. New offerings and partnerships, or any potential international expansions we may pursue, may also subject us to laws and regulations that we have not historically been subject to. The costs of complying with, or our failure to comply with, any such laws or regulations may have an adverse impact on our business, results of operations and financial condition.

In addition, our business operations at airports involve coordination with the DHS, and we are subject to audits and reviews by the DHS and the TSA. Governmental stakeholders may promulgate additional regulatory frameworks for us or increase the difficulty in maintaining our existing certifications, which may present additional challenges for our operations, increase our expenses, reduce our opportunities and divert management's attention. Failure to comply with these standards set for our operations by governmental stakeholders or applicable government frameworks may have an adverse impact on our business, results of operations and financial condition. See "—*We must continue to meet the standards set for our airport operations by governmental stakeholders*."

As our industry evolves and we continue to expand our platform offerings, Member base and partnerships, we may become subject to additional laws and regulations, which may differ or conflict from one jurisdiction to another.

Additionally, legislation or regulation affecting the ability of service providers to periodically charge consumers for, among other things, recurring subscription payments, as well as evolving compliance requirements under state, federal and international laws governing subscriptions and negative options, may materially adversely affect our business, financial condition and results of operations. This could materially adversely affect our Membership subscription or payment authorization rate. Legislation or regulation regarding the foregoing, or changes to existing legislation or regulation governing subscription payments, have been implemented in state and federal jurisdictions (such as California's Auto Renewal Law or the federal Restore Online Shopper's Confidence Act (or "ROSCA")) and additional laws or requirements are being considered in many U.S. jurisdictions. While we monitor and attempt to comply with these legal developments, we may be subject to regulatory action or litigation claims under such legislation or regulation. Federal agency activity has enabled increased frequency of labor organizing activities across the United States. Should the Company become subject to such activities we may be required to expend substantial resources, both time and financial, which could have a material adverse effect on our employee relations, reputation, financial condition and results of operations.

Additionally, actual or perceived environmental, social, governance and other sustainability matters and our response to these matters could harm our reputation and business results. Increasing governmental and societal attention to environmental, social, governance and other sustainability matters, including expanding mandatory and voluntary reporting, diligence, and disclosure on topics such as climate change, human capital, labor and risk oversight, could expand the nature, scope, and complexity of matters that we are required to control, assess and report. These factors may alter the environment in which we do business and may increase the ongoing costs of compliance and adversely impact our results of operations and cash flows. Our action or inaction with respect to such environmental, social, governance and other sustainability matters or fail to comply with all laws, regulations, policies and related interpretations, could negatively impact our reputation and our business results.

Our practices, offerings or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations or obligations. Our failure, or the failure by our partners, to comply with applicable laws or regulations or any other obligations relating to our platform offerings, could harm our reputation and brand, discourage new and existing Members from using our platform, impact commercial opportunities, lead to refunds of membership fees or result in fines or proceedings by governmental agencies or private claims and litigation, any of which could adversely affect our business, financial condition and results of operations.

We may be subject to legal proceedings, regulatory disputes and governmental inquiries that could cause us to incur significant expenses, divert our management's attention and materially harm our business, financial condition and operating results.

In the ordinary course of business, from time to time, we have been involved in legal proceedings and in the future may be subject to claims, lawsuits, government investigations and other proceedings. Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Certain of these matters may include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our products or services, harm our reputation or require us to stop offering certain features, all of which could negatively affect our membership and revenue growth. Should the ultimate judgments or settlements in any future litigation or investigation significantly exceed our insurance coverage, they could adversely affect our business, results of operations and financial condition. See "Business—Legal Proceedings."

The results of litigation, investigations, claims and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, financial condition and operating results.

The coverage afforded under our insurance policies may be inadequate for the needs of our business or our third-party insurers may be unable or unwilling to meet our coverage requirements, which could materially adversely affect our business, results of operations and financial condition.

Our insurance policies may be inadequate to compensate us for the potentially significant losses that may result from claims arising from failure to meet our contractual obligations, disruptions in our services, including those caused by cybersecurity incidents, failures or disruptions to our infrastructure, catastrophic events and disasters or otherwise. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management's attention.

Additionally, we procure insurance policies to cover various operations-related risks, including general business liability, workers' compensation, employment practices liability, cyber liability and data breaches, and directors' and officers' liability insurance. Our costs for obtaining insurance policies will increase as our business grows and continues to evolve. Furthermore, as our business continues to develop and expand, we may experience difficulty in obtaining insurance coverage for new and evolving offerings, which could require us to incur greater costs and materially adversely affect our business, results of operations and financial condition. For example, the cyber insurance market continues to evolve and may be less available than in the past. Accordingly, appropriate insurance coverage may not be available to us in the future on economically reasonable terms or at all to cover all of our business exposure.

If we fail to comply with insurance regulatory requirements in the regions where we operate, or other regulations governing insurance coverage, our brand, reputation, business, results of operations and financial condition could be materially adversely affected. For example, if the DHS were to increase the insurance coverage requirements for us related to our certification as a Qualified Anti-Terrorism Technology under the SAFETY Act, such insurance coverage may significantly increase our costs or may not be available to us. See "*Liability protections provided by the SAFETY Act may be limited.*"

Our use of "open source" software could adversely affect our ability to offer our services and subject us to possible litigation, and may increase our vulnerability to unauthorized access and cyberattacks.

We use open source software in connection with certain of our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code, which could include valuable proprietary code of the user, on unfavorable terms or at no cost. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations and could help our competitors develop products and services that are similar to or better than ours.

In addition to risks related to license requirements, the use of open source software may increase our vulnerability to unauthorized access to our systems and other risks relating to cybersecurity. Open source software licensors generally do not provide updates, warranties, support, indemnities, assurances of title, or controls on origin of the software. Likewise, some open source projects have known security and other vulnerabilities and architectural instabilities, or are otherwise subject to cyberattacks due to their wide availability, and are provided on an "as-is" basis.

Liability protections provided by the SAFETY Act may be limited.

Certain of our technologies and solutions are certified or designated by the DHS as Qualified Anti-Terrorism Technologies under the SAFETY Act. The SAFETY Act provides important legal liability protections for providers of qualified anti-terrorism products and services. Under the SAFETY Act, technology providers may apply to the DHS for coverage of the products and services. If granted coverage, such providers receive certain legal protections against product liability, professional liability and certain other claims that could arise following an act of terrorism. While we believe our applicable technologies and solutions will continue to meet with the approval of the DHS's SAFETY Act office, we cannot be sure that the SAFETY Act certification and designation will be timely renewed, or at all, in the future. Additionally, we do not enjoy coverage for every service we provide. In addition, the terms of the SAFETY Act coverage decisions awarded to us by the DHS contain conditions and requirements that we may not be able to continue to satisfy in the future. If the DHS limits availability of SAFETY Act coverage or the scope of any coverage previously awarded to us, denies us coverage or suspends or terminates our coverage for a particular service, or delays in making decisions about whether to grant us coverage, we may become exposed to legal claims that the SAFETY Act was otherwise designed to prevent.

Risks Related to Our Financial Results

We may not be able to sustain profitability in the future and have incurred, and expect to continue to incur, increased expenses as we continue to invest in growth.

We have incurred net losses in the past and may continue to incur net losses in the future. Our operating expenses may increase in the future as we continue to optimize and grow our business. We cannot assure you that we will be able to sustain profitability on a quarterly or an annual basis. If we generate losses in the future, if our net losses increase or if we are cash flow negative, the market price of our common stock may decline.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include, or could in the future include, those related to revenue recognition, capitalized internal-use software costs, income taxes, other non-income taxes, business combinations, valuation of goodwill, purchased intangible assets and share-based compensation. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A Common Stock.

Our focus on delivering a safe, reliable, predictable and frictionless Member experience may not maximize short-term financial results, which may yield results that conflict with the market's expectations and could result in our stock price being negatively affected.

We are focused on continually enhancing our Members' experience on, and utilization of, our platform. We seek to achieve this objective by expanding our platform into our Members' lives by entering into new verticals and airports, which may not necessarily maximize short-term financial results. We frequently make business decisions that may adversely impact our short-term financial results if we believe that the decisions are consistent with our goals to improve our Members' experience, which we believe will improve our financial results over the long term. These decisions may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our membership growth and the utilization of our platform, as well as our business, financial condition, and operating results, could be materially adversely affected.

Risks Related to Our Corporate Structure

We are a holding company and our principal asset is our equity interests in Alclear, and we are accordingly dependent upon distributions from Alclear to pay dividends, if any, and taxes, make payments under any Tax Receivable Agreement and cover other expenses, including our corporate and other overhead expenses.

We are a holding company and our principal asset is our ownership of common units of Alclear ("Alclear Units"). We have no independent means of generating revenue, and our ability to pay dividends, taxes and operating expenses is dependent upon the financial results and cash flows of Alclear and its subsidiaries and distributions we receive from Alclear. As the sole managing member of Alclear, we intend to cause, and will rely on, Alclear to make distributions to us, entities controlled by our co-founders, Caryn Seidman Becker and Kenneth Cornick, (such entities, the "Founder Post-IPO Members") and the other CLEAR Post-IPO Members, in amounts sufficient to cover dividends, if any, all applicable taxes payable by us, any payments we are obligated to make under the tax receivable agreement entered into between the Company and the CLEAR Post-IPO Members on June 29, 2021 in connection with the reorganization transactions (the "Tax Receivable Agreement") and other costs or expenses. However, there can be no assurance that Alclear will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such distributions. In addition, when Alclear makes certain distributions to the Company, the other members of Alclear may also be entitled to receive distributions pro rata based on their economic interests in Alclear.

To the extent that we need funds or intend to pay dividends and such distributions to us by Alclear are restricted or not possible, under applicable law or regulation, as a result of covenants in our debt agreements or otherwise, we may not be able to pay dividends or obtain such funds on terms acceptable to us or at all and as a result could suffer a material adverse effect on our liquidity and financial condition.

Under Alclear's Operating Agreement, we expect Alclear from time to time to make pro rata distributions in cash to its unitholders, including us, the Founder Post-IPO Members and the other CLEAR Post-IPO Members, in amounts intended to cover taxes on our allocable share of the taxable income of Alclear and payments we are obligated to make under the Tax Receivable Agreement. As a result of (i) potential differences in the amount of net taxable income allocable to us and to Alclear's other unitholders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the favorable tax benefits that we anticipate from (a) the Company's allocable share of existing tax basis acquired in its IPO, (b) increases in the Company's allocable share of existing tax basis and adjustments to the tax basis of the tangible and intangible assets of Alclear as a result of exchanges by the CLEAR Post-IPO Members (or their transferees or other assignees) of Alclear Units (along with the corresponding shares of our Class C Common Stock or Class D Common Stock, as applicable) for shares of our Class A Common Stock or Class B Common Stock, as applicable, and purchases of Alclear Units and corresponding shares of Class C Common Stock or Class D Common Stock, as the case may be, from CLEAR Post-IPO Members (or their transferees or other assignees) and (c) certain other tax benefits we anticipate receiving under the Tax Receivable Agreement, these cash distributions have been, and we expect that they will continue to be, in amounts that exceed our tax liabilities. Our Board will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We have no obligation to distribute such cash (or other available cash) to our stockholders. No adjustments to the present exchange ratio of one-to-one for Alclear Units and corresponding shares of Common Stock is made as a result of any cash distribution by us or any retention of cash by us. To the extent we do not distribute such excess cash as dividends on our Class A Common Stock or Class B Common Stock or otherwise take ameliorative actions between Alclear Units and shares of Class A Common Stock or Class B Common Stock and instead, for example, hold such cash balances, or lend them to Alclear, this may result in shares of our Class A Common Stock or Class B Common Stock increasing in value relative to the value of Alclear Units. The holders of Alclear Units may benefit from any value attributable to such cash balances if they acquire shares of Class A Common Stock or Class B Common Stock in exchange for their Alclear Units, notwithstanding that such holders may previously have participated as holders of Alclear Units in distributions that resulted in such excess cash balances.

We have in the past, and may or may not in the future, pay quarterly and special cash dividends to our stockholders, but our ability to do so may be limited by our holding company structure, contractual restrictions and other factors.

We currently have a quarterly dividend policy in place, and have, at times, declared special cash dividends to holders of our Class A and Class B Common Stock and may in the future pay cash dividends to our stockholders. However, we are a holding company, with our principal asset being our controlling equity interest in Alclear, and we have no independent means of generating revenue. Accordingly, as the managing member of Alclear, we intend to cause, and will rely on, Alclear to make distributions to its members, including Clear Secure, Inc., to fund our dividends. When Alclear makes such distributions, the other members of Alclear will also be entitled to receive distributions pro rata based on their economic interests in Alclear.

Our Board will periodically review the cash generated from our business and the capital expenditures required to finance our growth plans and determine whether to declare dividends to our stockholders. Our Board will take into account general economic and business conditions, including our financial condition, results of operations and cash flows, capital requirements, contractual restrictions, including restrictions contained in our Credit Agreement, business prospects and other factors that our Board considers relevant. We cannot make any assurances as to the amount of future dividends or that we will declare or pay quarterly dividends, special cash dividends or any future dividends at all. In addition, our Credit Agreement limits the amount of distributions our subsidiaries, including Alclear, can make to us and the purposes for which distributions could be made. Accordingly, we may not be able to pay dividends even if our Board would otherwise deem it appropriate. See "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the CLEAR Post-IPO Members that will not benefit holders of our Class A Common Stock to the same extent that it will benefit the CLEAR Post-IPO Members.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the CLEAR Post-IPO Members that do not benefit the holders of our Class A Common Stock to the same extent that it benefits the CLEAR Post-IPO Members. In connection with the IPO, we entered into a Tax Receivable Agreement with the CLEAR Post-IPO Members that provides for the payment by us to the CLEAR Post-IPO Members of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) as a result of (i) any increase in tax basis in Alclear's assets resulting from (a) exchanges by the CLEAR Post-IPO Members (or their transferees or other assignees) of Alclear Units (along with the corresponding shares of our Class C Common Stock or Class D Common Stock, as applicable) for shares of our Class A Common Stock or Class B Common Stock, as applicable, and purchases of Alclear Units and corresponding shares of Class C Common Stock or Class D Common Stock, as the case may be, from CLEAR Post-IPO Members (or their transferees or other assignees) or (b) payments under the Tax Receivable Agreement, and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the Tax Receivable Agreement. Although the Company retains 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the trading market for the Class A Common Stock.

We are controlled by Caryn Seidman Becker, our co-founder, whose interests in our business may be different than yours.

As of December 31, 2025, Caryn Seidman Becker controls approximately 77.4% of the combined voting power of our outstanding shares of Common Stock as a result of her ownership of our Class B Common Stock and our Class D Common Stock, each share of which is entitled to 20 votes per share on all matters submitted to a vote of our stockholders.

Ms. Seidman Becker has the ability to control our Company, including the ability to control any action requiring the general approval of our stockholders, including the election of our Board, the adoption of amendments to our Certificate of Incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third-party or other change of control of our Company and may make some transactions more difficult or impossible without the support of Ms. Seidman Becker, even if such events are in the best interests of minority stockholders. This concentration of voting power with Ms. Seidman Becker may have a negative impact on the price of our Class A Common Stock. In addition, because shares of our Class B Common Stock and Class D Common Stock each have 20 votes per share on matters submitted to a vote of our stockholders, Ms. Seidman Becker is able to control our Company until such time that she no longer collectively beneficially owns a majority of the voting power of our outstanding shares of Common Stock. Further, even when Ms. Seidman Becker ceases to collectively own shares of our Common Stock representing a majority of the combined voting power of our outstanding shares of Common Stock, for so long as she continues to collectively own a significant percentage of our stock, she will still be able to significantly influence the composition of our Board and the approval of actions requiring stockholder approval through her voting power.

Ms. Seidman Becker's interests may not be fully aligned with yours. Because Ms. Seidman Becker holds part of her economic interest in our business through Alclear, rather than through the public company, she may have conflicting interests with holders of shares of our Class A Common Stock. For example, Ms. Seidman Becker may have a different tax position from us, which could influence her decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement that we entered into in connection with our IPO, and whether and when we should undergo certain changes of control within the meaning of the Tax Receivable Agreement or terminate the Tax Receivable Agreement. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us.

We will be required to pay the CLEAR Post-IPO Members for certain tax benefits we may claim, and the amounts we may pay could be significant.

Exchanges by the CLEAR Post-IPO Members (or their transferees or other assignees) of Alclear Units and corresponding shares of Class C Common Stock or Class D Common Stock, as the case may be, for shares of our Class A Common Stock or Class B Common Stock, respectively, and purchases of Alclear Units and corresponding shares of Class C Common Stock or Class D Common Stock, as the case may be, from CLEAR Post-IPO Members (or their transferees or other assignees) are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. Both the existing and anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

The Tax Receivable Agreement provides for the payment by us to the CLEAR Post-IPO Members of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) as a result of (i) any increase in tax basis in Alclear's assets resulting from (a) exchanges by the CLEAR Post-IPO Members (or their transferees or other assignees) of Alclear Units (along with the corresponding shares of our Class C Common Stock or Class D Common Stock, as applicable) for shares of our Class A Common Stock or Class B Common Stock, as applicable, and purchases of Alclear Units and corresponding shares of Class C Common Stock or Class D Common Stock, as the case may be, from CLEAR Post-IPO Members (or their transferees or other assignees) or (b) payments under the Tax Receivable Agreement, and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the Tax Receivable Agreement.

The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges by or purchases from the CLEAR Post-IPO Members, the price of our Class A Common Stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the Tax Receivable Agreement constituting imputed interest.

We expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Further, assuming no material changes in relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that the tax savings associated with all tax attributes described above would aggregate to approximately $615.1 million over 15 years from December 31, 2025, assuming all future redemptions, purchases or exchanges occur on December 31, 2025. Under this scenario, we would be required to pay the Alclear Members 85% of such amount, or approximately $522.8 million, over the 15-year period from December 31, 2025. The actual amounts we will be required to pay may materially differ from these hypothetical amounts, because potential future tax savings that we will be deemed to realize, and the tax receivable agreement payments made by us, will be calculated based in part on the market value of our Class A Common Stock at the time of each redemption or exchange of an Alclear Unit (along with the corresponding share of our Class C Common Stock or Class D Common Stock, as applicable) for cash or a share of Class A Common Stock or Class B Common Stock, as applicable and the prevailing applicable federal tax rate (plus the assumed combined state and local tax rate) applicable to us over the life of the tax receivable agreement and will depend on our generating sufficient taxable income to realize the tax benefits that are subject to the tax receivable agreement.

Payments under the Tax Receivable Agreement are based on the tax reporting positions that we determine, and the Internal Revenue Service (the "IRS"), or another tax authority may challenge all or part of the tax basis increases or other tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. Although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other benefits arising under the Tax Receivable Agreement, if the outcome of any such challenge would reasonably be expected to materially affect a recipient's payments under the Tax Receivable Agreement, then we will not be permitted to settle such challenge without the consent (not to be unreasonably withheld or delayed) of the CLEAR Post-IPO Members. The interests of the CLEAR Post-IPO Members in any such challenge may differ from or conflict with our interests and your interests, and the CLEAR Post-IPO Members may exercise their consent rights relating to any such challenge in a manner adverse to our interests and your interests. We will not be reimbursed for any cash payments previously made to the CLEAR Post-IPO Members (or their transferees or assignees) under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to the CLEAR Post-IPO Members (or their transferees or assignees) are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to the CLEAR Post-IPO Members (or their transferees or assignees) will be netted against any future cash payments that we might otherwise be required to make to the CLEAR Post-IPO Members (or their transferees or assignees) under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to the CLEAR Post-IPO Members (or its transferee or assignee) for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. Moreover, the excess cash payments we previously made under the Tax Receivable Agreement could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. As a result, payments could be made under the Tax Receivable Agreement significantly in excess of any tax savings that we realize in respect of the tax attributes with respect to the CLEAR Post-IPO Members (or their transferees or assignees) that are the subject of the Tax Receivable Agreement.

In addition, the Tax Receivable Agreement provides that in the case of a change in control of the Company or a material breach of our obligations under the Tax Receivable Agreement, we are required to make a payment to the CLEAR

Post-IPO Members in an amount equal to the present value of future payments (calculated using a discount rate equal to the lesser of 6.5% or London InterBank Offered Rate ("LIBOR") (or, in the absence of LIBOR, its successor rate) plus 100 basis points, which may differ from our, or a potential acquirer's, then-current cost of capital) under the Tax Receivable Agreement, which payment would be based on certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our, or a potential acquirer's, liquidity and could have the effect of delaying, deferring, modifying or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. These provisions of the Tax Receivable Agreement may result in situations where the CLEAR Post-IPO Members have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the Tax Receivable Agreement that are substantial and in excess of our, or a potential acquirer's, actual cash savings in income tax.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments made under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or purchase of Alclear Units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before an exchange or purchase of Alclear Units may increase the tax liability of CLEAR Post-IPO Members (or their transferees or assignees) without giving rise to any rights to receive payments under the Tax Receivable Agreement. Such effects may result in differences or conflicts of interest between the interests of CLEAR Post-IPO Members (or their transferees or assignees) and the interests of other stockholders.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement are dependent on the ability of our subsidiaries to make distributions to us. Our debt agreements could restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the Tax Receivable Agreement. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Our Credit Agreement contains restrictions that limit our flexibility.

The covenants in our Credit Agreement, dated as of March 31, 2020 (as amended by Amendment No. 1 to Credit Agreement, dated as of April 29, 2021, Amendment No. 2 to the Credit Agreement, dated June 28, 2023, and Amendment No. 3 to the Credit Agreement, dated November 18, 2024, and as may be further amended from time to time, the "Credit Agreement"), by and among Alclear, the other loan parties thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., may negatively impact our ability to finance future operations or capital needs or to engage in other business activities. Our Credit Agreement requires us to maintain a specified net leverage ratio, which may require us to take action to reduce our debt or to act in a manner contrary to our business objectives. Our Credit Agreement also restricts our ability to, among other things, incur additional debt and guarantee indebtedness; pay dividends on or make distributions in respect of, or repurchase or redeem, our capital stock, or make other restricted payments; prepay, redeem, or repurchase certain debt; make loans or certain investments; sell certain assets; create liens on certain assets; consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets; enter into certain transactions with our affiliates; alter the businesses we conduct; and enter into agreements restricting our subsidiaries' ability to pay dividends. We could incur substantial indebtedness in the future, and the agreements governing any such indebtedness may provide further restrictions on our business.

As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. These restrictive covenants may limit our ability to engage in activities that may be in our long-term best interest. The failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of a substantial amount of our indebtedness. In the event of an acceleration, we may not have or be able to obtain sufficient funds to refinance our indebtedness or to make any accelerated payments. Even if we were able to obtain new financing, we would not be able to guarantee that the new financing would be on commercially reasonable terms. If we default on our indebtedness, our business, financial condition and results of operation could suffer a material adverse effect.

The timing and amount of any repurchases under our stock repurchase program are subject to a number of uncertainties.

On May 13, 2022, our Board authorized a stock repurchase program, and in November 2023, March 2024, August 2024, and February 2025 our Board authorized an increase in such authorization, whereby we may purchase up to $600 million of the Company's Class A Common Stock on a discretionary basis from time to time through open market repurchases, privately negotiated transactions, or other means, including through Rule 10b5-1 trading plans. As of December 31, 2025, $126.5 million remained available under the repurchase authorization. The timing and actual number of shares repurchased will be determined by management depending on a variety of factors, including stock price, trading volume, market conditions, and other general business considerations. The repurchase program has no expiration date and may be modified, suspended, or terminated at any time, and we have no obligation to repurchase any amount of our Class A Common Stock under the repurchase program.

The Inflation Reduction Act, enacted on August 16, 2022, imposes a 1% excise tax on net repurchases of shares by U.S. corporations whose stock is traded on an established securities market. The imposition of the excise tax on repurchases of our shares may increase the cost to us of making repurchases and may cause us to reduce the number of shares repurchased pursuant to the repurchase program.

The U.S. federal income tax treatment of distributions on our Class A Common Stock to a stockholder will depend upon our tax attributes and the stockholder's tax basis in our stock, which are not necessarily predictable and can change over time.

Distributions of cash or other property on our Class A Common Stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits ("E&P"), as determined under U.S. federal income tax principles, and generally be taxable to holders of our Class A Common Stock as ordinary dividend income for U.S. federal income tax purposes (to the extent of our current and accumulated E&P). E&P should not be confused with earnings or net income under GAAP. To the extent those distributions exceed our current and accumulated E&P, the distributions will be treated as a non-taxable return of capital to the extent of the holder's tax basis in our Class A Common Stock, which will reduce a stockholder's tax basis in the Class A Common Stock, and thereafter as capital gain from the sale or exchange of such common stock. Also, if any stockholder sells our Class A Common Stock, the stockholder will recognize a gain or loss equal to the difference between the amount realized and the stockholder's tax basis in such Class A Common Stock. Consequently, such excess distributions will result in a corresponding increase in the amount of gain, or a corresponding decrease in the amount of loss, recognized by the stockholder upon the sale of the Class A Common Stock or subsequent distributions with respect to such stock. Additionally, with regard to U.S. corporate holders of our Class A Common Stock, to the extent that a distribution on our Class A Common Stock exceeds both our current and accumulated E&P and such stockholder's tax basis in such shares, such stockholders would be unable to utilize the corporate dividends-received deduction (to the extent it would otherwise be applicable to such stockholder) with respect to the gain resulting from such excess distribution. Further, after we initially report the expected tax characterization of distributions we have paid, the actual characterization, which is not determined with finality until after the end of the tax year in which the distribution occurs, could vary from our expectation with the result that stockholders of our common stock could incur different income tax liabilities than initially expected. Investors in our Class A Common Stock are encouraged to consult their tax advisors as to the tax consequences of receiving distributions on our Class A Common Stock that are not treated as dividends for U.S. federal income tax purposes.

Risks Related to Ownership of Our Class A Common Stock

Substantial future sales of shares of our Class A Common Stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our Class A Common Stock into the public market, particularly sales by our directors, executive officers and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A Common Stock to decline and could impair our ability to raise capital through the sale of additional equity securities.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") requires us to include a management report assessing the effectiveness of our internal control over financial reporting, and include a report issued by our independent registered public accounting firm based on its audit of the Company's internal control over financial reporting in our Annual Report on Form 10-K. We may identify weaknesses or deficiencies that we may be unable to remedy before the requisite deadline for those reports. Our ability to comply with the annual internal control report requirements will depend on the effectiveness of our financial reporting and data systems and controls across the Company. We expect these systems and controls to involve significant expenditures and to become increasingly complex as our business grows. To effectively manage this complexity, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Any weaknesses or deficiencies or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations or result in material misstatements in our financial statements, which could adversely affect our business and reduce our stock price. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our stock.

Provisions in our charter documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third-party.

Our Certificate of Incorporation and by-laws contain several provisions that make it more difficult or expensive for a third-party to acquire control of us without the approval of our Board. These provisions, which may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that stockholders may consider favorable, include the following, some of which only become effective the first date on which Ms. Seidman Becker and Mr. Cornick (the "Co-Founders"), together with the other persons in their permitted ownership groups (which include the Founder Post-IPO Members), collectively beneficially own, in aggregate, less than a majority of the combined voting power of our outstanding shares of Common Stock entitled to vote generally in the election of directors (the "Triggering Event"):

- the 20 vote per share feature of our Class B Common Stock and Class D Common Stock;
- after the Triggering Event, the sole ability of the Board to fill a vacancy on the board of directors;
- prohibiting our stockholders from calling a special meeting of stockholders; after the Triggering Event, no ability for our stockholders to take action by written consent;
- after the Triggering Event, certain amendments to our Certificate of Incorporation or amendments to our by-laws will require the approval of 66 2/3% of the combined voting power of our outstanding shares of Common Stock;
- after the Triggering Event, removal of directors will require the approval of holders of at least 66 2⁄3% of the combined voting power of our outstanding shares of Common Stock; and
- authorizing "blank check" preferred stock, the terms and issuance of which can be determined by our Board without any need for action by stockholders.

Additionally, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impede or discourage a takeover attempt that our stockholders may find beneficial. For example, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, unless the business combination is approved in a prescribed manner. An interested stockholder includes a person, individually or together with any other interested stockholder, who within the last three years has owned 15% or more of our voting stock. We opted out of Section 203 of the Delaware General Corporation Law, but our Certificate of Incorporation includes a similar provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions, however, do not apply to any business combination between (i) any Founder Post-IPO Member, (ii) any Co-Founder, (iii) any other person in any Co-Founder's permitted ownership group, (iv) any affiliate, successor or Related Party of any of the foregoing or (v) any Permitted Transferee of any of the foregoing. For purposes of this discussion, a person is a "Related Party" of another person if they are an affiliate or successor of such other person or are a "group," or member of any such group, to which such other person is a party under Rule 13d-5 of the Exchange Act. For purposes of this discussion, a person is a "Permitted Transferee" of another person if they (A) acquire (other than in connection with a registered public offering) our voting stock from such other person or any of such other person's Related Parties and (B) are designated in writing by a Founder Post-IPO Member or its successor or assignee as a "Permitted Transferee."

These provisions of our Certificate of Incorporation and by-laws and Delaware law could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Class A Common Stock in the future, which could reduce the market price of our Class A Common Stock.

Our stock price has been, and may in the future be, volatile, and your investment in our Common Stock could decline in value.

The market price of our Class A Common Stock has been, and may in the future be, subject to significant fluctuations in response to a number of factors, most of which we cannot control. These factors include, among others:

- our operating and financial performance and prospects;
- quarterly variations in the rate of growth (if any) of our financial or operational indicators, such as earnings per share, net income, revenues, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Total Bookings, Total CLEAR Members, Total Cumulative Platform Uses, Annual CLEAR+ Gross Dollar Retention, Active CLEAR+ Members, and Annual CLEAR+ Member Usage;
- the public reaction to our press releases, our other public announcements and our filings with the SEC;
- strategic actions by our competitors or third parties;
- changes in operating performance and the stock market valuations of other companies;
- announcements related to litigation;
- our failure to meet revenue or earnings estimates made by research analysts or other investors;

- changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
- speculation in the press or investment community;
- sales of our Common Stock by us or our stockholders, or the perception that such sales may occur;
- changes in accounting principles, policies, guidance, interpretations or standards;
- additions or departures of key management personnel;
- actions by our stockholders;
- general market conditions;
- domestic and international economic, legal and regulatory factors unrelated to our performance;
- material weakness in our internal control over financial reporting; and
- the realization of any risks described under this "Risk Factors" section, or other risks that may materialize in the future.

Additionally, our operating and financial performance has historically varied from period to period, and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control and difficult to predict. This variability and unpredictability could result in our failing to meet the expectations of securities analysts or investors for any period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Class A Common Stock could fall substantially.

Furthermore, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies. The changes frequently appear to occur without regard to the operating performance of the affected companies. As such, the price of our Class A Common Stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our Class A Common Stock and materially affect the value of your investment.

We may issue preferred securities, the terms of which could adversely affect the voting power or value of our Common Stock.

Our Certificate of Incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred securities having such designations, preferences, limitations and relative rights, including preferences over our Common Stock respecting dividends and distributions, as our Board may determine. The terms of one or more classes or series of preferred securities could adversely impact the voting power or value of our Common Stock. For example, we might grant holders of preferred securities the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred securities could affect the residual value of the Common Stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

CLEAR's information security program is managed by a dedicated Chief Security Officer ("CSO"), who has over 28 years of experience in various roles involving managing information security, developing cybersecurity strategy, implementing effective information and cybersecurity programs, as well as relevant academic degrees, formal military training, and industry certifications. Our CSO's team is responsible for leading the Company's Enterprise Risk Management Program ("ERM Program"), which integrates our cybersecurity strategy, policy, standards, architecture and processes, and through which we regularly discuss and assess identified cybersecurity risks. Our CSO attends ERM Program meetings where cybersecurity (and other) risks are identified. We also monitor and evaluate our cybersecurity posture and performance on an ongoing basis through regular vulnerability scans, penetration tests and threat intelligence feeds, and utilize a range of external experts, such as cybersecurity assessors, consultants and auditors, in evaluating and testing our cybersecurity systems. Further, CLEAR recognizes the importance of managing cybersecurity risks associated with third-party relationships as part of its broader risk management framework, as we are an organization that relies on a variety of third-party vendors, service providers, and business partners, and are aware that these relationships present potential risks to the security and integrity of our information systems. To mitigate these risks, the Company works closely with vendors using our risk framework to identify, assess, and monitor potential cybersecurity threats that arise from relationships with external entities. Our approach includes conducting due diligence, enforcing contractual cybersecurity requirements, and implementing third-party cybersecurity best practices designed to align with CLEAR's risk management objectives.

In addition, the Company has established the CLEAR Security Advisory Board, which provides guidance and advice on security risk and privacy to our Board and our CSO. The CSAB is currently comprised of three external members with a range of executive national and international expertise in areas such as aviation and transportation security, physical security operations, cyber security, and privacy and data security. The CSAB meets in-person, together with management of the Company, at least annually, in addition to quarterly meetings by phone. The CSAB reports annually to our Board or our Audit Committee, and is an available resource to both management and members of the Board at any time.

The full Board provides oversight of the cybersecurity program while the Audit Committee of the Board predominantly oversees risk, including data security and oversight of cybersecurity risks, providing regular updates to the full Board. The CSO is actively engaged in discussions with the Board regarding the identification, assessment, and mitigation of cybersecurity risks to ensure that appropriate resources are dedicated to managing such risks and addressing any potential adverse effects, and provides periodic reports to our Board and Audit Committee, as well as our Chief Executive Officer and other members of our senior management as appropriate. These reports include updates on the Company's cyber risks and threats, the status of projects to strengthen our information security systems, assessments of the information security program, and the emerging threat landscape.

Although CLEAR has not experienced any material cybersecurity breaches during the reporting period, we acknowledge that cyber incidents, if they were to occur, could have a material adverse effect on our financial results.

Notwithstanding the extensive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. While we maintain cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. See Item 1A. "Risk Factors" for a discussion of cybersecurity risks.

ITEM 2. PROPERTIES

Our headquarters and principal executive offices are located at 85 10th Avenue, 9th Floor, New York, New York 10011, consisting of approximately 120,000 square feet, under a lease which expires in April 2038, unless terminated earlier under certain circumstances specified in our leases.

In most of the airports and other venues where we operate, we typically operate under a concessionaire or services agreement with the airport or other venue. For the space we use under these agreements, we are typically responsible for maintenance, insurance and other facility-related expenses and services under these agreements. In many of these locations our arrangements include our ability to access space for certain small offices for our team members to use.

We believe that our existing facilities and offices are in good operating condition and adequately meet our current requirements. If we require additional space to support future use and expansion, we believe that we will be able to obtain such space on acceptable, commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we have been involved in legal proceedings and in the future may be subject to claims, lawsuits and other proceedings arising during the ordinary course of business, including, without limitation, claims by members, intellectual property claims, contract and employment claims and claims related to data privacy. In the ordinary course of business, we may also be subject to regulatory and governmental investigations, information requests and subpoenas, inquiries and threatened legal actions and proceedings. Currently, there are no claims or proceedings against us that we believe will have a material adverse effect on our business, results of operations, financial condition or cash flows. However, the results of any current or future claims, proceedings or litigation cannot be predicted with certainty and, regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of litigation. See "Risk Factors—Risks Related to Regulation and Litigation—*We may be subject to legal proceedings, regulatory disputes and governmental inquiries that could cause us to incur significant expenses, divert our management's attention and materially harm our business, financial condition and operating results*."

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

PART II - OTHER INFORMATION

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASE OF EQUITY SECURITIES

Market Information for Common Stock

Our Class A Common Stock is traded on the New York Stock Exchange under the symbol "YOU." There is no established public trading market for our Class B Common Stock, Class C Common Stock or Class D Common Stock.

Dividend Policy

On August 2, 2023, the Company announced that its Board adopted a dividend policy (the "Dividend Policy") of paying a quarterly cash dividend to holders of Class A Common Stock and Class B Common Stock. The amount of such quarterly dividends is subject to approval of the actual amount by the Board at the time of such dividend declaration. It is expected that the dividends will be funded by proportionate cash distributions by Alclear to all of its members as of the applicable record date, including holders of non-controlling interests in Alclear and the Company. The declaration of cash dividends in the future is subject to final determination each quarter by the Board based on a number of factors, including the Company's results of operations, cash flows, financial position and capital requirements, as well as general business conditions, legal, tax and regulatory restrictions and other factors the Board deems relevant at the time it determines to declare such dividends. In addition, the Company has in the past, and may in the future, declare special dividends. To the extent the dividend exceeds the Company's current and accumulated earnings and profits, a portion of the dividend may be deemed a return of capital or a capital gain to the holders of our Class A Common Stock or Class B Common Stock, as applicable.

Below is a summary of the Company's quarterly and special dividends declared and paid to holders of record of Class A Common Stock and Class B Common Stock during the year ended December 31, 2025:

Dividend Type	Dividend Declaration Date	Record Date	Payment Date	Dividend per Share	
Quarterly	February 21, 2025	March 10, 2025	March 18, 2025	$	0.125
Quarterly	May 6, 2025	June 10, 2025	June 17, 2025	$	0.125
Quarterly	August 5, 2025	September 10, 2025	September 17, 2025	$	0.125
Quarterly	November 6, 2025	December 10, 2025	December 24, 2025	$	0.125
Special	February 21, 2025	March 10, 2025	March 18, 2025	$	0.270

Stockholders

Based on information made available to us by the transfer agent, as of February 20, 2026, we have 71 holders of record of our Class A Common Stock, one of which was Cede & Co., a nominee for The Depository Trust Company, one of record of our Class B Common Stock, 24 holders of record of our Class C Common Stock and one holder of record of our Class D Common Stock. All of our Class A Common Stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners is considered to be held of record by Cede & Co., who is considered to be one stockholder of record. A substantially greater number of holders of our Class A Common Stock are "street name" or beneficial holders, whose shares of Class A Common Stock are held of record by banks, brokers and other financial institutions. Because such shares of Class A Common Stock are held on behalf of stockholders, and not by the stockholders directly, and because a stockholder can have multiple positions with different brokerage firms, banks and other financial institutions, we are unable to determine the total number of stockholders we have.

Unregistered Sales of Equity Securities

Stock and Alclear Units Repurchases

Pursuant to the exchange agreement (the "Exchange Agreement") entered into on June 29, 2021 by and among the Company, Alclear and each of the CLEAR Post-IPO Members, Alclear Units (along with the corresponding shares of Class C Common Stock or Class D Common Stock, as applicable) may be exchanged for (i) shares of Class A Common Stock or Class B Common Stock, as applicable, on a one-for-one basis or (ii) cash from a substantially concurrent public offering or private sale of Class A Common Stock, at the Company's option, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Issuer Purchases of Equity Securities

Below is a summary of the repurchases during the three months ended December 31, 2025 (in millions, except share and per share amounts):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan or Program
October 1, 2025 - October 31, 2025	—	$ —	—	126.5
November 1, 2025 - November 30, 2025	—	—	—	126.5
December 1, 2025 - December 31, 2025	—	—	—	126.5
Total	—	$ —	—	

All purchases of Class A Common Stock reported in the above table were purchased by the Company pursuant to the Company's share repurchase program, authorized by the Board on May 13, 2022, and increased on November 8, 2023, March 21, 2024, August 5, 2024, February 2025, and February 2026. The share repurchase program provides for the purchase by the Company of up to $600 million of the Company's Class A Common Stock on a discretionary basis from time to time through open market repurchases, privately negotiated transactions, or other means, including through Rule 10b5-1 trading plans. As of December 31, 2025 and February 20, 2026, $126.5 million and $250.3 million, respectively, remained available under the repurchase authorization. The timing and actual number of shares repurchased will be determined by management depending on a variety of factors, including stock price, trading volume, market conditions, and other general business considerations. The repurchase program has no expiration date and may be modified, suspended, or terminated at any time. The above table excludes shares repurchased to settle employee tax withholding related to the vesting of stock awards.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this Item is incorporated by reference to our proxy statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025.

Stock Performance Graph

The following graph compares the relative performance of our Class A Common Stock, with the total cumulative return of the S&P 600 Index, S&P Software & Services Select Industry Index, and Russell 2000 Index. This graph covers the period from June 30, 2021 through December 31, 2025. The comparison assumes an investment of $100 on June 30, 2021 and reinvestment of dividends. The stock price performance included in this graph is not necessarily indicative of future stock performance. These indices are included for comparative purposes only. They do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the stock involved and they are not intended to forecast or be indicative of possible future performance of our Common Stock.



——— Clear Secure, Inc.	——— S&P Software & Services Select Industry Index
——— S&P 600 Small Cap	——— Russell 2000

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or incorporated by reference into any of our filings under the Securities Act except as expressly set forth by specific reference in such filing.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help readers understand our results of operations, financial condition and cash flows and should be read in conjunction with the audited consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K"). This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below.

For purposes of this MD&A, the term "we" and other forms thereof refer to Clear Secure, Inc. and its subsidiaries (collectively, the "Company"), which includes Alclear Holdings, LLC ("Alclear").

Forward-Looking Statements

This Annual Report on Form 10-K includes certain forward-looking statements within the meaning of the federal securities laws regarding, among other things, our or management's intentions, plans, beliefs, expectations or predictions of future events, which are considered forward-looking statements. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "may," "will," "should," "believe," "expect," "anticipate," "intend," "plan," "estimate," or similar expressions. These statements are based upon assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read this Annual Report on Form 10-K, you should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions, including those described under the heading "Part I – Item 1A. Risk Factors" included in this Annual Report on Form 10-K. Although we believe that these forward-looking statements are based upon reasonable assumptions, you should be aware that many factors, including those described under the heading "Risk Factors," in this Annual Report on Form 10-K, could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements.

Our forward-looking statements made herein are made only as of the date of this Annual Report on Form 10-K. We expressly disclaim any intent, obligation or undertaking to update or revise any forward-looking statements made herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this Annual Report on Form 10-K.

The discussion in this MD&A is generally related to 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 that are not included in this Annual Report on Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Overview

Clear Secure, Inc. (the "Company" or "CLEAR") is a secure identity company making experiences safer and easier - both digitally and physically. We make everyday experiences frictionless by connecting your identity to all the things that make you, YOU - transforming the way you live, work, and travel. CLEAR has been delivering secure, frictionless experiences in airports for over 15 years, achieving exceptional user delight and trust with CLEAR+, our consumer travel subscription service. CLEAR+ enables access to predictable and fast experiences through dedicated entry lanes in airport security checkpoints nationwide. Additionally, our CLEAR Travel portfolio includes TSA PreCheck® Enrollment Provided by CLEAR, premium services such as CLEAR Concierge, other travel benefits such as expedited passport services, our free CLEAR app which helps travelers plan their trip Home to Gate, and other mobile-first identity solutions such as CLEAR ID. Our CLEAR Travel portfolio extends CLEAR's value proposition beyond the airport lane and supports our strategy to expand use cases, increase engagement and address new customer segments such as international travelers. CLEAR1 is our business to business ("B2B") multi-layered identity verification solution. We combine biometric, document and device signals with verified data sources to ensure users are who they claim to be. Our B2B partners can select which verification layers to deploy, based on their specific security requirements, risk tolerance and user experience goals. We partner with a breadth of organizations, with a particular focus on Healthcare, Workforce and Governmental organizations where high fidelity identity security is paramount to their operational success. Our scaled Member base and comprehensive secure identity platform underpin our CLEAR Travel and CLEAR1 businesses, maximizing security and minimizing friction for consumers and our enterprise partners.

Key Factors Affecting Performance

We believe that our current and future financial growth are dependent upon many factors, including the key factors affecting performance described below.

Ability to Grow Total CLEAR Members

We are focused on growing Total CLEAR Members and the number of Members that engage with our platform. Our operating results and growth opportunities depend, in part, on our ability to attract new Members, including paying Members (CLEAR+ Members) as well as new platform Members. We rely on multiple channels to attract new CLEAR+ Members, including in-airport (our largest channel) which in turn is dependent on the ongoing ability of our Ambassadors to successfully engage with the traveling public. We also rely on numerous digital channels such as our website, mobile app and paid search. We also entered into strategic distribution partnerships with partners such as Delta Air Lines, United Airlines, Alaska Airlines, Hawaiian Airlines and American Express that promote our services to their customers on a discounted or subsidized basis which helps us to efficiently scale membership in CLEAR+. Through our partnership with American Express, eligible card members receive statement credits for all or a portion of their CLEAR Plus membership. We initially entered into our partnership with American Express in 2019. In February 2026, we executed a multi-year renewal of the partnership with American Express. In many cases, we offer limited time trials to new Members who may convert to paying Members upon the completion of their trial. Our future success is dependent on those channels continuing to drive new Members and our ability to convert trial Members into paying Members.

Ability to retain CLEAR+ Members

Our ability to execute on our growth strategy is focused, in part, on our ability to retain our existing CLEAR+ Members. Frequency and recency of usage are the leading indicators of retention, and we must continue to provide frictionless and predictable experiences that our Members will use in their daily lives. We are subject to various factors which may be out of our control and may impact our Member experience, such as checkpoint staffing generally, checkpoint queue configurations and Registered Traveler policies adopted by TSA. For example, the TSA employs varied randomization as part of their normal security processes. If the TSA materially increases randomized reverification rates for CLEAR+ Members at the checkpoint or makes other adjustments to checkpoint processes, it may negatively impact the Lane experience and therefore may impact our ability to retain CLEAR+ Members.

The value of the CLEAR platform to our Members increases as we add more use cases and partnerships, which in turn drives more frequent usage and strong retention. We cannot be sure that we will be successful in retaining our Members due to any number of factors such as our inability to successfully implement a new product, adoption of our technology, harm to our brand or other factors. If our efforts to develop and offer more benefits are not valued by our current and future CLEAR+ Members, our ability to attract and retain CLEAR+ Members, or increase pricing, may be negatively impacted.

Ability to add new partners, retain existing partners and generate new revenue streams

Our partners include local airport authorities, airlines and other businesses. Our future success depends on maintaining those relationships, adding new relationships and maintaining favorable business terms. In addition, our growth strategy relies on creating new revenue streams such as per partner, per Member or per use transaction fees. Although we believe our service provides significant value to our partners, our success depends on creating mutually beneficial partnership agreements. We are focused on innovating both our product and our platform to improve our Members' experience, improve safety and security and introduce new use cases. We intend to accelerate our pace of innovation to add more features and use cases, to ultimately deliver greater value to our Members and partners. In the near term, we believe that growing our Member base facilitates our ability to add new partnerships and provide additional offerings, which we expect will lead to revenue generation opportunities in the long term.

Timing of new partner, product and location launches

Our financial performance is dependent in part on new partner, product and location launches. In many cases, we cannot predict the exact timing of those launches. Delays, resulting either from internal or external factors, may have a material effect on our financial results.

Timing of expenses; Discretionary investments

Although many of our expenses occur in a predictable fashion, certain expenses may fluctuate from period to period due to timing.

In addition, management may make discretionary investments when it sees an opportunity to accelerate growth, add a new partner or acquire talent, among other reasons. This may lead to volatility or unpredictability in our expense base and in our profitability.

Maintaining strong unit economics

Our business model is powered by network effects and has historically been characterized by efficient Member acquisition and high Member retention rates. While we believe our unit economics will remain attractive, this is dependent on our ability to add new Members efficiently and maintain our historically strong retention rates. As we grow our market penetration, the cost to acquire new Members could increase and the experience we deliver to Members could degrade, causing lower retention rates.

Changes to the macro and regulatory environment

Our business is dependent on macroeconomic and other events outside of our control, such as decreased levels of travel or attendance at events, changes in government policy and regulation, terrorism, civil unrest, political instability, union and other transit related strikes and other general economic conditions. We are also subject to changes in discretionary consumer spending.

Taxation and Expenses

We are subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Alclear and will be taxed at the prevailing corporate tax rates. Alclear is treated as a flow-through entity for U.S. federal income tax purposes, and as such, has generally not been subject to U.S. federal income tax at the entity level.

In addition to tax expense, we incur expenses related to our operations, plus payments under the tax receivable agreement ("TRA") described below, which we expect to be significant. We intend to cause Alclear to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any ordinary course payments under the TRA.

We have and we expect to continue to incur increased amounts of compensation expense, including related to equity awards granted under the 2021 Omnibus Incentive Plan to both existing employees and newly-hired employees, and grants in connection with new hires could be significant.

The Company maintains a TRA with the Alclear Members that provides for the payment by us to the Alclear Members of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) as a result of (i) any increase in tax basis in Alclear's assets resulting from (a) exchanges by the Alclear Members (or their transferees or other assignees) of Alclear Units (along with the corresponding shares of our Class C Common Stock or Class D Common Stock, as applicable) for shares of our Class A common stock, $0.00001 par value per share ("Class A Common Stock") or Class B common stock, $0.00001 par value per share ("Class B Common Stock") as applicable, and purchases of Alclear Units and corresponding shares of Class C common stock, par value $0.00001 per share ("Class C Common Stock") or Class D common stock, $0.00001 par value per share ("Class D Common Stock" and, together with the Class A Common Stock, Class B Common Stock and Class C Common Stock, collectively, "Common Stock"), as the case may be, from Alclear Members (or their transferees or other assignees) or (b) payments under the TRA, and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the TRA.

The actual increase in tax basis, as well as the amount and timing of any payments under these agreements, varies depending upon a number of factors, including the timing of exchanges by or purchases from the Alclear Members, the price of our Class A Common Stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the TRA constituting imputed interest.

Acquisitions

During the year ended December 31, 2023, the Company made a strategic acquisition of certain assets of Sora ID, Inc., a one-click know your customer ("KYC") solution which provides technology that is KYC compliant, and is transferable across financial institutions – creating a unique, reusable verification product.

Revenues and operating income related to this acquisitions for the years ended December 31, 2025 and 2024 were insignificant to the consolidated financial statements for all periods presented. See Note 3 within the consolidated financial statements included in this document for more information on acquisitions.

Key Performance Indicators

To evaluate performance of the business, we utilize a variety of other non-GAAP financial reporting and performance measures. These key measures include Total Bookings, Total CLEAR Members , Total Cumulative Platform Uses, Active CLEAR+ Members, Annual CLEAR+ Gross Dollar Retention, and Annual CLEAR+ Member Usage.

Total Bookings

Total Bookings represent our total revenue plus the change in deferred revenue during the period. Total Bookings in any particular period reflect sales to new and renewing CLEAR+ subscribers plus any accrued billings to partners. Management views Total Bookings as an important measure of the current health and growth of the business and views it as a leading indicator.

	Years ended December 31,			
	2025	**2024**	**$ Change**	**% Change**
Total Bookings (in millions)	$977.2	$834.0	$143.2	17%

Total Bookings increased by $143.2 million, or 17%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was primarily driven by growth in Active CLEAR+ Members combined with price increases.

Total CLEAR Members

We define Total CLEAR Members (formerly Total Cumulative Enrollments) as the cumulative number of members that have registered for the CLEAR platform since inception as of the end of the period. This includes Members who have enrolled through CLEAR+, trials, single-use product purchases, other non-paid uses of the CLEAR platform, and associated family accounts. Total CLEAR Members exclude members who are solely marketing opt-ins and purged accounts, and are adjusted to remove identified duplicate non-paid accounts. We renamed this metric to Total CLEAR Members and refined the definition to better reflect the breadth of Members who engage with the CLEAR platform as our offerings have expanded. Management views this metric as an important tool to analyze the efficacy of our growth and marketing initiatives as new Members are potentially a current and leading indicator of revenues.

This metric has been renamed and the definition clarified to provide more detail on the calculation thereof. The clarification did not have an impact on the methodology for calculation.

	As of December 31,			
	2025	2024	Change	% Change
Total CLEAR Members (in thousands)	37,998	28,906	9,092	31%

Total CLEAR Members were 37,998 as of December 31, 2025 and 28,906 as of December 31, 2024, which represented a 31% increase. The year-over-year increase was driven by CLEAR1 and CLEAR+ Member enrollments.

Total Cumulative Platform Uses

We define Total Cumulative Platform Uses as the number of individual engagements across CLEAR use cases, including CLEAR+, CLEAR Mobile, our flagship app, and CLEAR1, since inception as of the end of the period. Management has historically viewed this metric as a tool to analyze the level of engagement of our Member base which can be a leading indicator of future growth, retention and revenue.

	As of December 31,			
	2025	2024	Change	% Change
Total Cumulative Platform Uses (in thousands)	295,907	234,821	61,086	26%

Total Cumulative Platform Uses was 295,907 as of December 31, 2025 and 234,821 as of December 31, 2024, which represented a 26% increase, driven by Active CLEAR+ Member verifications combined with increased contributions from CLEAR1 uses.

Active CLEAR+ Members

We define Active CLEAR+ Members as the number of members with an active CLEAR+ subscription as of the end of the period. This includes CLEAR+ members who have an activated payment method, plus associated family accounts and is inclusive of members who are in a trial or in a billing grace period. Management views this as an important tool to measure the growth of its CLEAR+ product.

Prior period Active CLEAR+ Members have been recast to reflect the removal of certain lapsed accounts identified in connection with a billing system transformation project undertaken during 2025. This recast had no impact on our consolidated financial statements or non-GAAP financial measures. There has been no other change in the calculation of Active CLEAR+ Members.

	As of December 31,		
	2025	2024	Change
Active CLEAR+ Members	7,616	7,187	6%

Active CLEAR+ Members was 7,616 as of December 31, 2025 and 7,187 as of December 31, 2024, which represented a 6% increase, driven by new Members added through airports and digital channels including Members added through partnerships.

Annual CLEAR+ Gross Dollar Retention

We define Annual CLEAR+ Gross Dollar Retention as the net bookings collected from a Fixed Cohort of Members during the Current Period as a percentage of the net bookings collected from the same Fixed Cohort during the Prior Period. The Current Period is the 12-month period ending on the reporting date, the Prior Period is the 12-month period ending on the reporting date one year earlier. The Fixed Cohort is defined as all Active CLEAR+ Members as of the last day of the Prior Period who have activated a payment method for our in-airport CLEAR+ service, including their registered family plan Members. Bookings received from a third-party as part of a partnership agreement are excluded from both periods. Active CLEAR+ Members, including those on a free or discounted plan, or who receive a full statement credit, only impact Annual CLEAR+ Gross Dollar Retention to the extent that they are paying anything out-of-pocket on behalf of themselves or a registered family plan Member. Management has historically viewed this metric to be reflective of our business objective of optimizing revenue.

| | As of December 31, | | |
	2025	2024	Change
Annual CLEAR+ Gross Dollar Retention	86.4%	88.5%	(2.4%)

Annual CLEAR+ Gross Dollar Retention was 86.4% as of December 31, 2025 and 88.5% as of December 31, 2024. The year-over-year change was driven primarily by a lower increase in pricing as compared to the prior period.

Annual CLEAR+ Member Usage

We define Annual CLEAR+ Member Usage as the total number of unique CLEAR+ airport verifications in the 365 days prior to the end of the period divided by Active CLEAR+ Members as of the end of the period who have been enrolled for at least 365 days. The numerator includes only verifications of the population in the denominator. Management has historically viewed this as a tool to analyze the level of engagement of our Active CLEAR+ Member base.

| | As of December 31, | | |
	2025	2024	Change
Annual CLEAR+ Member Usage	7.0x	7.1x	(1%)

Annual Usage was 7.0x as of December 31, 2025 and 7.1x as of December 31, 2024. The decrease was driven by both lower utilization for newer Members and a decrease in utilization for existing Members.

Non-GAAP Financial Measures

In addition to our results as determined in accordance with GAAP, we disclose Adjusted EBITDA, Adjusted EBITDA Margin, and Free Cash Flow as non-GAAP financial measures that management believes provide useful information to investors. These measures are not financial measures calculated in accordance with GAAP and should not be considered as a substitute for net income, net income margin, net cash provided by (used in) operating activities or any other operating performance measure calculated in accordance with GAAP, and may not be comparable to a similarly titled measure reported by other companies. Our Non-GAAP financial measures are expressed in thousands.

We periodically reassess the components of our Non-GAAP adjustments for changes in how we evaluate our performance and changes in how we make financial and operational decisions to ensure the adjustments remain relevant and meaningful.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as net income adjusted for income taxes, interest (income), net, depreciation and amortization, impairment and losses on asset disposals, equity-based compensation expense, net other (income) expense excluding sublease rental income, acquisition-related costs and changes in fair value of contingent consideration. We define Adjusted EBITDA Margin as Adjusted EBITDA expressed as percentage of revenue. Adjusted EBITDA and Adjusted EBITDA Margin are important financial measures used by management and our board of directors ("Board") to evaluate business performance. We believe Adjusted EBITDA and Adjusted EBITDA Margin assist investors in evaluating the performance of the Company's core operations by excluding certain items that impact the comparability of results from period to period.

Free Cash Flow

We define Free Cash Flow as net cash (used in) provided by operating activities adjusted for purchases of property. We believe Free Cash Flow provides useful information to management and investors about the Company's liquidity and cash flow trends.With regards to our CLEAR+ subscription service, we generally collect cash from our Members upfront for annual subscriptions. As a result, when the business is growing Free Cash Flow can be a real time indicator of the current trajectory of the business.

See below for reconciliations of these non-GAAP financial measures to their most comparable GAAP measures.

Reconciliation of Net Income to Adjusted EBITDA and Net Income Margin to Adjusted EBITDA Margin:

	For the year ended December 31,		
(In thousands)	2025	2024	2023
Net income	168,147	$ 225,274	$ 49,888
Income tax expense (benefit)	37,923	(158,647)	724
Interest (income), net	(24,383)	(32,509)	(29,013)
Other expense, net	6,577	90,850	107
Depreciation and amortization	34,624	26,480	21,649
Impairment on assets	362	723	4,975
Equity-based compensation expense	38,932	35,339	37,293
Acquisition related costs	—	—	457
Adjusted EBITDA	**$ 262,182**	**$ 187,510**	**$ 86,080**
Revenue	$ 900,779	$ 770,488	$ 613,579
Net income Margin	19 %	29 %	8 %
Adjusted EBITDA Margin	**29 %**	**24 %**	**14 %**

Reconciliation of Net cash provided by operating activities to Free Cash Flow

	For the year ended December 31,		
(In thousands)	2025	2024	2023
Net cash provided by operating activities	$ 372,452	$ 295,677	$ 225,033
Purchases of property and equipment	(29,340)	(12,009)	(25,555)
Free Cash Flow	**$ 343,112**	**$ 283,668**	**$ 199,478**

Revenue

The Company derives substantially all of its revenue from subscriptions to its consumer aviation service, CLEAR+. The Company offers certain limited-time trials, family pricing, and other beneficial pricing through several channels, including airline and credit card partnerships. Membership subscription revenue is presented net of taxes, refunds, and credit card chargebacks. Membership subscription revenue is also reduced by the Company's funded portion of credit card benefits issued to certain Members through a partnership with a credit card company. The Company's funded portion varies based on total number of Members for the contract year.

The Company generates additional revenue from TSA PreCheck® Enrollment Provided by CLEAR. The Company offers both online and in person enrollments and renewals across multiple locations, and plans to continue to launch additional locations on a rolling basis, subject to TSA approval. The Company recognizes the revenue from these services net of fees remitted to TSA and the Federal Bureau of Investigation within the Company's consolidated statements of operations. The Company recognizes these revenues on a per transaction basis upon completion of each enrollment or renewal.

The Company also generates revenue in relation to CLEAR1. While contract structure may vary by use case, these deals are typically multi-year agreements that drive revenue through transaction fees (charged per use or per user) in addition to an annual platform fee. In addition, they may also include one-time implementation fees, licensing fees or incremental transaction fees. Revenues from our partners, and the percentage of our total revenue from these partners, have historically been immaterial. Although platform Members may not contribute directly to our revenues, they are valuable to our platform as they indirectly contribute revenues and drive new partners to CLEAR.

Operating Expenses

Cost of revenue share fee

The Company operates as a concessionaire in airports and shares a portion of the gross receipts generated both from the Company's Members and from TSA PreCheck® Enrollment Provided by CLEAR with the host airports, retail locations, and/or airlines ("Revenue Share"). The Revenue Share fee from CLEAR+ Members is generally prepaid to the host airport in the period collected from the Member. The Revenue Share fee is generally capitalized and subsequently amortized to operating expense over each Member's subscription period. Such prepayments are recorded in "Prepaid revenue share fee" in the Company's consolidated balance sheets. Cost of revenue share fee also includes a fixed fee component which is expensed in the period incurred and certain overhead related expenses paid to the airports in relation to our Revenue Share arrangements.

Cost of direct salaries and benefits

Cost of direct salaries and benefits includes employee-related expenses and allocated overhead associated with our field Ambassadors, field managers directly assisting Members, their corresponding travel related costs, and costs incurred in Member support. Employee-related costs recorded in direct salaries and benefits consist of salaries, taxes, benefits and equity-based compensation and expenses under arrangements related to the use of certain space at airports.

Research and development

Research and development expenses consist primarily of employee related expenses, allocated overhead costs and costs for contractors related to the Company's development of new products and services and improving existing products and services. Research and development costs are generally expensed as incurred, except for costs incurred in connection with the development of internal-use software that qualify for capitalization as described in our internal-use software policy. Employee related compensation costs consist of salaries, taxes, benefits and equity-based compensation.

Sales and marketing

Sales and marketing expenses consist primarily of costs of general marketing and promotional activities, advertising fees used to drive subscriber acquisition, commissions, the production costs to create our advertisements, expenses related to employees who manage our sales and marketing efforts, as well as brand and allocated overhead costs.

General and administrative

General and administrative expenses consist primarily of employee-related expenses for the executive, finance, accounting, legal, and human resources functions. Employee-related expenses consist of salaries, taxes, benefits and equity-based compensation. In addition, general and administrative expenses include non-personnel costs, such as legal, accounting and other professional fees, warrant expense, variable credit card fees, variable mobile enrollment costs, and all other supporting corporate expenses not allocated to other departments including overhead and acquisition-related costs.

Interest income, net

Interest income, net primarily consists of interest income from our investment holdings and discount accretion on our marketable securities partially offset by issuance costs on our revolving credit facility.

Other income (expense), net

Other income (expense), net consists of certain non-recurring non-operating items, the establishment of the tax receivable agreement liability for exchanges of Alclear units which occurred when the related deferred tax assets required a valuation allowance, and subsequent revaluations of the tax receivable agreement liability.

Provision for income taxes

The Company is the sole managing member of Alclear, which is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, Alclear is not subject to U.S. federal and most state and local income taxes. Any taxable income or loss generated by Alclear is passed through to and included in the taxable income or loss of its members, including the Company, based on ownership interest. The Company is subject to U.S. federal income taxes, in addition to state and local income taxes with respect to its allocable share of any taxable income or loss of Alclear, as well as any stand-alone income or loss generated by the Company. The Company is also subject to income taxes in Israel, Argentina, and Mexico.

Summary and discussion of the years ended December 31, 2025, 2024 and 2023 (in millions)[1]:

			Years ended December 31,		
		2025		**2024**	**2023**
Revenue	$	**900.8**	$	**770.5** $	**613.6**
Operating expenses:					
Cost of revenue share fee	$	127.8	$	108.1 $	88.6
Cost of direct salaries and benefits	$	192.6	$	173.0 $	142.8
Research and development	$	72.4	$	73.4 $	74.4
Sales and marketing	$	54.4	$	48.8 $	43.5
General and administrative	$	232.4	$	217.5 $	222.4
Depreciation and amortization	$	34.6	$	26.5 $	21.6
Operating income	$	**186.5**	$	**123.2** $	**20.1**
Other income (expense)					
Interest income, net	$	24.4	$	32.5 $	29.0
Other (expense) income, net	$	(4.8)	$	(89.1) $	1.5
Income before tax	$	**206.1**	$	**66.6** $	**50.6**
Income tax benefit (expense)	$	(37.9)	$	158.6 $	(0.7)
Net income	$	**168.1**	$	**225.3** $	**49.9**

[1]Note certain numbers in this table and accompanying discussion do not foot due to rounding differences

Revenue

		Years ended December 31,			
		2025	**2024**	**$ Change**	**% Change**
Revenue	$	900.8 $	770.5 $	130.3	17 %

Revenue increased by $130.3 million, or 17%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The change was primarily due to 6% increase in the number of Active CLEAR+ Members as of December 31, 2025 compared to December 31, 2024 and increases to the price of a CLEAR+ membership compared to the price as of December 31, 2024. Approximately 27% and 28% of paying Active CLEAR+ Members were on a family plan as of December 31, 2025 and 2024, respectively.

Cost of revenue share fee

		Years ended December 31,			
		2025	**2024**	**$ Change**	**% Change**
Cost of revenue share fee	$	127.8 $	108.1 $	19.7	18 %

Cost of revenue share fee increased by $19.7 million, or 18%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The change was driven primarily by an increase of $7.5 million, or a 22% increase, in fixed airport fees and $12.2 million, or a 17% increase, in per Member fees. COVID-related concessions reduced Cost of revenue share fee by $0 and $2.3 million in the years ended December 31, 2025 and 2024, respectively.

Cost of direct salaries and benefits

		Years ended December 31,			
		2025	**2024**	**$ Change**	**% Change**
Cost of direct salaries and benefits	$	192.6 $	173.0 $	19.6	11 %

Cost of direct salaries and benefits expenses increased by $19.6 million, or 11%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The change was primarily due to increased employee compensation costs of $15.5 million caused by wage increases and a change to our Ambassador compensation structure, in addition to $2.0 million of costs incurred in Member support.

Research and development

| | Years ended December 31, | | | |
	2025	2024	$ Change	% Change
Research and development	$ 72.4	$ 73.4	$ (0.9)	(1)%

Research and development expenses decreased by $0.9 million, or 1%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The change was primarily due to a $1.0 million decrease in employee compensation costs, inclusive of a $1.3 million decrease in severance related to the 2024 closure of our Israel office, a $0.7 million decrease in non-cash impairment of certain assets, offset by an increase in professional fees of $0.8 million during the year ended December 31, 2025.

Sales and marketing

| | Years ended December 31, | | | |
	2025	2024	$ Change	% Change
Sales and marketing	$ 54.4	$ 48.8	$ 5.6	12 %

Sales and marketing expenses increased by $5.6 million, or 12%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The change was driven primarily by $3.5 million of higher marketing expense, a $0.9 million increase in employee compensation cost, and $0.6 million of higher technology costs.

General and administrative

| | Years ended December 31, | | | |
	2025	2024	$ Change	% Change
General and administrative	$ 232.4	$ 217.5	$ 14.9	7 %

General and administrative expenses increased by $14.9 million, or 7%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The change was primarily driven by a $8.3 million increase in credit card fees due to higher bookings, $5.9 million of higher employee compensation costs primarily driven by performance-based equity compensation costs, and $2.6 million of higher professional fees, partially offset by a $3.9 million decrease in technology costs.

Other income (expense)

| | Years ended December 31, | | | |
	2025	2024	$ Change	% Change
Interest income, net	$ 24.4	$ 32.5	$ (8.1)	(25)%

Interest income, net decreased by $8.1 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. This decrease was primarily driven by lower average interest rates and a lower average cash balances.

| | Years ended December 31, | | | |
	2025	2024	$ Change	% Change
Other (expense) income, net	$ (4.8)	$ (89.1)	$ 84.2	(95)%

Other (expense) income, net decreased by $84.2 million, for the year ended December 31, 2025 compared to the year ended December 31, 2024. This change was primarily due the TRA liability of $90.8 million established during the year ended December 31, 2024.

Income tax expense

	Years ended December 31,			
	2025	**2024**	**$ Change**	**% Change**
Income tax (expense) benefit	$ (37.9)	$ 158.6	$ (196.5)	(124)%

Income tax expense increased by $196.5 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. The change was primarily due to the partial release of the valuation allowance and establishment of certain deferred tax assets during the year ended December 31, 2024.

Liquidity and Capital Resources

Our operations are financed primarily through cash flows from operating activities. As of December 31, 2025, we had cash and cash equivalents of $85.7 million and marketable securities of $614 million.

Historically, our principal uses of cash and cash equivalents have included funding our operations, capital expenditures, repurchases of members' equity and more recently, business combinations and investments that enhance our strategic positioning. Additionally, we maintain money market funds as part of a larger pool of investments designed to generate additional interest and investment income; these funds are classified as marketable securities within our consolidated balance sheets. We may also use our cash and cash equivalents to repurchase our Class A Common Stock, pay cash dividends and distribute to members for tax payments. We plan to finance our operations, future stock repurchases, cash dividends and capital expenditures largely through cash generated from operations. We believe our existing cash and cash equivalents, marketable securities, cash provided by operations and the availability of additional funds under our Credit Agreement (as defined below) will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months, including payment of dividends, potential stock repurchases, and known commitments and contingencies as discussed below. We expect that future capital expenditure will generally relate to building enhancements to the functionality of our current platform, equipment, leasehold improvements and furniture and fixtures related to office expansion and relocation, and general corporate infrastructure.

Share Repurchases

On May 13, 2022, the Company's Board authorized a share repurchase program pursuant to which the Company may purchase up to $100 million of its Class A Common Stock. On each of November 8, 2023, March 21, 2024 and August 5, 2024, the Company announced that its Board authorized a $100 million increase to its existing Class A Common Stock share repurchase program, and in February 2025 and February 2026, the Company announced that its Board authorized additional increases of $200 million and $125 million, respectively. Under the repurchase program, the Company may purchase shares of its Class A Common Stock on a discretionary basis from time to time through open market repurchases, privately negotiated transactions, or other means, including through Rule 10b5-1 trading plans. The timing and actual number of shares repurchased will be determined by management depending on a variety of factors, including stock price, trading volume, market conditions, and other general business considerations. The repurchase program has no expiration date and may be modified, suspended, or terminated at any time. During the year ended December 31, 2025, the Company repurchased 5,294,598 shares for $126.3 million. The repurchased shares were retired. As of December 31, 2025 and February 20, 2026, $126.5 million and $250.3 million, respectively, remained available under the repurchase authorization.

Dividends

Below is a summary of the Company's quarterly and special dividends declared and paid to holders of record of Class A Common Stock and Class B Common Stock during the years ended December 31, 2025 and 2024:

Dividend Type	Dividend Declaration Date	Record Date	Payment Date	Dividend per Share	
Quarterly	February 15, 2024	February 26, 2024	March 5, 2024	$	0.090
Quarterly	May 7, 2024	June 10, 2024	June 18, 2024	$	0.100
Quarterly	August 2, 2024	September 10, 2024	September 17, 2024	$	0.100
Quarterly	October 31, 2024	December 10, 2024	December 17, 2024	$	0.125
Special	March 21, 2024	April 1, 2024	April 8, 2024	$	0.320
Quarterly	February 21, 2025	March 10, 2025	March 18, 2025	$	0.125
Quarterly	May 6, 2025	June 10, 2025	June 17, 2025	$	0.125
Quarterly	August 5, 2025	September 10, 2025	September 17, 2025	$	0.125
Quarterly	November 6, 2025	December 10, 2025	December 24, 2025	$	0.125
Special	February 21, 2025	March 10, 2025	March 18, 2025	$	0.270

On February 25, 2026, the Company announced that its Board declared a quarterly dividend of $0.15 per share and a special cash dividend of $0.20 per share, payable on March 24, 2026 to holders of record of Class A Common Stock and Class B Common Stock as of the close of business on March 10, 2026 (the "Record Date"). The Company will fund the quarterly dividend from proportionate cash distributions by Alclear to all of its members as of the Record Date, including holders of non-controlling interests in Alclear and the Company. The Company will fund the payment of the special cash dividend with cash held by the Company following its receipt of a pro rata cash distribution made by Alclear to all of its members as of the Record Date, including the Company, together with cash held by the Company following its receipt of tax distributions made by Alclear.

To the extent the quarterly or special dividends exceed the Company's current and accumulated earnings and profits, a portion of such dividends may be deemed a return of capital gain to the holders of our Class A Common Stock or Class B Common Stock, as applicable.

Refer to our risks and uncertainties discussed under the heading "Forward-Looking Statements" and in Part I. Item 1A. "Risk Factors" for further information.

Credit Agreement

On March 31, 2020, we entered into a credit agreement (as amended, restated or otherwise modified, the "Credit Agreement") for a three-year $50 million revolving credit facility with a maturity date of March 31, 2023 (which has since been amended to extend the maturity date to June 28, 2026). Borrowings under the Credit Agreement generally bear interest between 1.5% and 2.5% per year and also include interest based on the greater of the prime rate, London Interbank Offered Rate ("LIBOR") or New York Federal Reserve Bank ("NYFRB") rate, plus an applicable margin for specific interest periods. In April 2021, the Company increased the size of the revolving credit facility to $100 million, which matures three years from the date of the increase. The revolving credit facility includes a letter of credit sub-facility, in the amount of $50 million. In June 2023, the Company entered into a second amendment to the Credit Agreement to transition from LIBOR to the Secured Overnight Financing Rate ("SOFR") as our benchmark interest rate and to extend the maturity date to June 28, 2026.

We have the option to repay any borrowings under the Credit Agreement without premium or penalty prior to maturity. In addition, the Credit Agreement contains certain other covenants (none of which relate to financial condition), events of default and other customary provisions. The Credit Agreement contains customary affirmative covenants, such as financial statement reporting requirements and delivery of borrowing base certificates, as well as customary covenants that restrict our ability to, among other things, incur additional indebtedness, sell certain assets, guarantee obligations of third parties, declare dividends or make certain distributions, and undergo a merger or consolidation or certain other transactions.

As of December 31, 2025, the Company had a remaining borrowing capacity of $67.8 million, net of standby letters of credit, and had no outstanding debt obligations. Additionally, the Company was in compliance with all of the financial and non-financial covenants of the Credit Agreement. Refer to Note 21 within the consolidated financial statements for further details.

Cash Flow

The following summarizes our cash flows for the years ended December 31, 2025, 2024 and 2023 (in millions):

| | Years Ended December 31, | | | | |
	2025	2024	2023	$ Change 2025 vs 2024	% Change 2025 vs 2024
Net cash provided by operating activities	$ 372.5	$ 295.7	$ 225.0	$ 76.8	26 %
Net cash provided by (used in) investing activities	(97.1)	113.8	(15.5)	(210.9)	(185) %
Net cash used in financing activities	(257.3)	(401.5)	(216.0)	144.2	(36) %
Net increase in cash, cash equivalents, and restricted cash	18.0	7.9	(6.5)	10.1	128 %
Cash, cash equivalents, and restricted cash, beginning of year	70.3	62.4	68.9	7.9	13 %
Net exchange differences on cash, cash equivalents, and restricted cash	0.1	—	—	0.1	218 %
Cash, cash equivalents, and restricted cash, end of period	$ 88.4	$ 70.3	$ 62.4	$ 18.1	26 %

Cash flows from operating activities

For the year ended December 31, 2025, net cash provided by operating activities was $372.5 million compared to $295.7 million for the year ended December 31, 2024, an increase of $76.8 million. This change was due to an increase to non-cash adjustments to net income of $159.9 million driven by the release of the portion of the valuation allowance for deferred tax assets and tax benefits recorded in prior year, offset by a decrease in net income of $57.2 million and unfavorable changes to working capital of $77.6 million, driven by the establishment of the tax receivable agreement liability in the prior year.

Cash flows from investing activities

For the year ended December 31, 2025, net cash used in investing activities was $97.1 million compared to net cash provided by investing activities of $113.8 million for the year ended December 31, 2024, a change of $210.9 million. The change was primarily due to an decrease in the net sales of marketable securities of $197.1 million, an increase in the capital expenditures of $17.3 million driven by deployment of eGates and other investments to improve Member experience, offset by proceeds from a divestiture of $2.7 million.

Cash flows from financing activities

For the year ended December 31, 2025, net cash used in financing activities was $257.3 million compared to $401.5 million for the year ended December 31, 2024, a change of $144.2 million. The change was due to a decrease of $146.6 million used to repurchase Class A Common Stock, offset by a $3.6 million increase in payments of taxes on net settled stock-based awards.

Commitments and Contingencies

We have non-cancelable operating lease arrangements for office space. As of December 31, 2025, we had future minimum payments of $174.3 million, with $15.0 million due within 12 months. See Note 8 within the consolidated financial statements for information related to our lease obligations.

We enter into agreements with airports for access to floor and office space. As of December 31, 2025, we had future minimum payments of $65.8 million. See Note 18 within the consolidated financial statements.

The Company has commitments for future marketing expenditures to sports stadiums of $6.0 million as of December 31, 2025.

As of December 31, 2025, the Company is subject to certain minimum spend commitments of approximately $2.4 million over the next two years under service arrangements.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. The Securities and Exchange Commission ("SEC") has defined a company's critical accounting policies as the ones that are most important to the portrayal of a company's financial condition and results of operations, and which require a company to make its most difficult and subjective judgments. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Revenue recognition

The Company has derived substantially all of its historical revenue from subscriptions to its consumer aviation service, CLEAR+. The Company offers certain limited-time trials, family pricing, and other beneficial pricing through several channels including airline and credit card partnerships. Membership subscription revenue is presented net of taxes, refunds, and credit card chargebacks. Membership subscription revenue is also reduced by the Company's funded portion of credit card benefits issued to certain Members through a partnership with a credit card company. The Company's funded portion varies based on total number of Members enrolled each contract year.

Under Accounting Standards Codification ("ASC") 606, Revenue Recognition, the Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services.

In determining how revenue should be recognized, the Company follows a five step process:

•   Identification of the contract, or contracts, with a customer;

•   Identification of the performance obligations in the contract;

•   Determination of the transaction price;

•   Allocation of the transaction price to the performance obligations in the contract; and

•   Recognition of revenue when or as the Company satisfies the performance obligations.

Subscription revenues are invoiced to subscribers in annual installments for subscriptions to the platform. There are no significant financing components included in the Company's contracts with subscription customers. Overall, payments received in advance of transfer of control are recorded within deferred revenue within the consolidated balance sheets.

The majority of the Company's revenues are derived from its consumer aviation subscription service, CLEAR+ for which the performance obligation is satisfied over time as a series of distinct services. The Company uses a time-based output measure and revenue is recognized over the contractual subscription term, typically one year in duration.

The Company uses the practical expedient permitted to not adjust the transaction price of contracts with a duration of one year or less for the effects of a significant financing component at contract inception.

The Company has certain other revenue streams which are not significant to the Company's operating results. Revenue for other arrangements entered by the Company is generally recognized over time as services are performed.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Significant factors considered by us in estimating the probability of the realization of deferred tax assets include expectations of future earnings and taxable income, as well as application of tax laws in the jurisdictions in which we operate. A valuation allowance is provided when we determine that it is "more likely than not" that a portion of a deferred tax asset will not be realized. Our deferred tax positions may change if our estimates regarding future realization of deferred tax assets were to change.

A minimum probability threshold for a tax position must be met before a financial statement benefit is recognized. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The tax benefits ultimately realized by us may differ from those recognized in our financial statements based on a number of factors, including our decision to settle rather than litigate a matter, relevant legal precedent related to similar matters and our success in supporting its filing positions with taxing authorities.

We recognize interest and penalties related to unrecognized tax benefits on the income tax expense line in the consolidated statements of operations. Accrued interest and penalties are included in the related tax liability line in the consolidated balance sheet.

Tax Receivable Agreement

The Company entered into a TRA which generally provides for payment by the Company to the remaining members of Alclear, the "TRA Holders," of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that the Company actually realizes or is deemed to realize in certain circumstances. The Company will retain the benefit of the remaining 15% of these net cash savings.

Business Combinations

Accounting for business combinations requires us to make significant estimates and assumptions with respect to the fair value of identifiable assets and liabilities acquired in a business combination, especially with respect to intangible assets.

Recent Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies within the consolidated financial statements included elsewhere in this document, for recently issued accounting pronouncements and their expected impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are subject to a variety of risks which can affect our operations and profitability.

Interest Rate Risk

We had cash and cash equivalents of $85.7 million as of December 31, 2025. Cash and cash equivalents includes highly liquid securities that have a maturity of three months or less at the date of purchase. The fair value of our cash and cash equivalents would not be significantly affected by either a 10% increase or decrease in interest rates due mainly to the short-term nature of these instruments.

Debt

Interest payable on our revolving credit facility is variable. Borrowings generally will bear interest based on the greater of the prime rate, SOFR or NYFRB rate, plus an applicable margin for specific interest periods. As of December 31, 2025, we had no outstanding borrowings under the revolving credit facility.

Investments in Marketable Securities

We had marketable securities totaling $614.4 million as of December 31, 2025. This amount was invested primarily in government securities, money market funds, commercial paper, corporate notes and bonds. Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. We are exposed to market risk related to changes in interest rates where a decline in interest rates would reduce our interest income, net and conversely, an increase in interest rates would have an adverse impact on the fair value of our investment portfolio. The effect of a hypothetical 100 basis points increase or decrease in overall interest rate would result in unrealized loss or gain to our "available for sale" investment fair value of approximately $2.8 million that would be recognized in accumulated other comprehensive loss within the consolidated balance sheets.

Foreign Currency Translation Risk

Fluctuations in foreign currencies impact the amount of total assets, liabilities, revenues, operating expenses and cash flows that we report for our foreign subsidiaries upon the translation of these amounts into USD. Since the majority of our business are transacted in the U.S. dollar, foreign currency translation risk was insignificant for the year ended December 31, 2025.

ITEM 8. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Clear Secure, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Clear Secure, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 25, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for Accrued partnership liabilities

Description of the Matter

As described in Notes 2 and 12 to the consolidated financial statements, the Company contributes to credit card benefits obtained by its members through certain credit card partnerships. Membership subscription revenue is reduced by the Company's estimate of its obligation to fund a portion of credit card benefits issued to members with one credit card partner at the end of the respective contract year. The obligation varies based on the number of members enrolled each contract year. Included in accrued partnership liabilities of approximately $163.4 million is the estimated amount due for the Company funded portion of the credit card benefits for one credit card partner as of December 31, 2025.

Auditing management's estimate of the accrued partnership liability and the related reduction to membership subscription revenue was complex and required significant judgment due to the level of uncertainty in the assumptions used by management. In particular, management was required to forecast the volume of membership enrollments would receive credit card benefits from this credit card partner for the remaining contract year in order to estimate the Company's obligation under the arrangement as of December 31, 2025. Changes in this estimate can have a significant impact on the amount of revenue recognized and the related liability.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's review of the estimated accrued partnership liability and the related reduction to membership subscription revenue. This included testing controls over management's review of the significant assumption described above.

To test the Company's estimate of the accrued partnership liability and the related reduction to membership subscription revenue, our audit procedures included, among others, evaluating the methodology, testing the significant assumptions and testing the completeness and accuracy of the underlying data used by management in its analyses. This included reviewing the terms of the partnership agreement, comparing elements of management's calculation to actual enrollment credits data from the credit card partner for the contract period through December 31, 2025 and testing management's estimate of future membership enrollments for the remaining contract period by comparing the enrollment assumption used by management to historical trends, assessing the historical accuracy of management's estimate and performing sensitivity analyses to evaluate the changes in membership subscription revenue and the accrued partnership liabilities that would result from changes in the significant assumption.

Measurement of the Tax Receivable Agreement liability

Description of the Matter	As discussed in Note 17 of the consolidated financial statements, the Company has a Tax Receivable Agreement ("TRA"), which is a contractual commitment to certain current and former members of Alclear Holdings, LLC ("Alclear") to distribute 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that the Company actually realizes or is deemed to realize as a result from exchanges or purchases of Alclear Holdings, LLC units and TRA payments. The TRA payments are contingent upon, among other things, the generation of future taxable income over the term of the TRA and future changes in tax laws. As of December 31, 2025, the Company's liability due was $244.7 million.

Auditing management's accounting for the TRA liability is especially complex and judgmental as the Company's calculation of the TRA liability requires the Company to timely identify and calculate tax basis differences related to exchanges and purchases of Alclear units and related TRA payments. It also requires estimates of the Company's future qualified taxable income over the term of the TRA as a basis to determine if the related tax benefits are expected to be realized. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process for determining the measurement of the Company's TRA liability. Such controls include management's review over the computation of the TRA liability in accordance with the terms set out in the TRA, which is based on several inputs including the Company's share of the tax basis in Alclear as discussed above, as well as the estimate of future qualified taxable income over the term of the TRA.

We tested the measurement of the Company's TRA liability by performing audit procedures that included, among others, evaluating the reasonableness and existence of the exchange and repurchase activity, and recalculating the Company's share of the tax basis in the net assets of Alclear. We also recalculated the TRA liability with the assistance of income tax specialists and verified the calculation of the TRA liability was in accordance with the terms set out in the TRA. To test the Company's position that there is sufficient future taxable income to realize the tax benefits discussed above, we evaluated the assumptions used by management to develop the projections of future taxable income. For example, we compared management's projections of future taxable income with the actual results of prior periods, and we also compared the projections of future taxable income with other forecasted financial information prepared by the Company. |

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2019.

New York, New York
February 25, 2026

CLEAR SECURE, INC.

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share and per share data)

		As of December 31,		
		2025		**2024**
Assets				
Current assets:				
Cash and cash equivalents	$	85,734	$	66,892
Marketable securities		614,439		542,605
Accounts receivable		1,925		511
Prepaid revenue share fee		29,679		24,652
Prepaid expenses and other current assets		32,837		27,558
Total current assets		764,614		662,218
Property and equipment, net		59,331		56,869
Right of use asset, net		100,048		108,885
Intangible assets, net		2,753		15,300
Goodwill		62,684		62,757
Restricted cash		2,764		3,456
Other assets		311,198		285,447
Total assets	$	1,303,392	$	1,194,932
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	7,156	$	18,020
Accrued liabilities		236,543		185,281
Deferred revenue		516,201		439,753
Total current liabilities		759,900		643,054
Other long term liabilities		339,107		313,938
Total liabilities		1,099,007		956,992
Commitments and contingencies (Note 18)				
Class A Common Stock, $0.00001 par value - 1,000,000,000 shares authorized; 97,988,039 and 97,986,631 shares issued and outstanding, respectively, as of December 31, 2025 and 96,794,826 shares issued and outstanding as of December 31, 2024		1		1
Class B Common Stock, $0.00001 par value—100,000,000 shares authorized; 351,787 and 677,234 shares issued and outstanding as of December 31, 2025 and 2024, respectively.		—		—
Class C Common Stock, $0.00001 par value—200,000,000 shares authorized; 15,745,891 and 15,287,620 shares issued and outstanding as of December 31, 2025 and 2024, respectively		—		—
Class D Common Stock, $0.00001 par value—100,000,000 shares authorized; 19,130,246 and 24,896,690 shares issued and outstanding as of December 31, 2025 and 2024, respectively		—		—
Accumulated other comprehensive income		840		343
Treasury stock at cost, 0 shares as of December 31, 2025 and 2024, respectively		—		—
Retained earnings		119,791		83,778
Additional paid-in capital		57,102		114,231
Total stockholders' equity attributable to Clear Secure, Inc.		177,734		198,353
Non-controlling interest		26,651		39,587
Total stockholders' equity		204,385		237,940
Total liabilities and stockholders' equity	$	1,303,392	$	1,194,932

See notes to consolidated financial statements

CLEAR SECURE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share and per share data)

	For the year ended December 31,					
	2025		**2024**		**2023**	
Revenue	$	900,779	$	770,488	$	613,579
Operating expenses:						
Cost of revenue share fee		127,848		108,117		88,647
Cost of direct salaries and benefits		192,616		173,033		142,820
Research and development		72,383		73,352		74,444
Sales and marketing		54,449		48,809		43,525
General and administrative		232,381		217,506		222,356
Depreciation and amortization		34,624		26,480		21,649
Operating income		186,478		123,191		20,138
Other income (expense)						
Interest income, net		24,383		32,509		29,013
Other (expense) income, net		(4,791)		(89,073)		1,461
Income before tax		206,070		66,627		50,612
Income tax (expense) benefit		(37,923)		158,647		(724)
Net income		168,147		225,274		49,888
Less: net income attributable to non-controlling interests		58,979		55,598		21,780
Net income attributable to Clear Secure, Inc.	$	109,168	$	169,676	$	28,108
Net income per share of Class A and B Common Stock (Note 16)						
Net income per common share basic, Class A	$	1.14	$	1.81	$	0.31
Net income per common share basic, Class B	$	1.14	$	1.81	$	0.31
Net income per common share diluted, Class A	$	1.12	$	1.56	$	0.31
Net income per common share diluted, Class B	$	1.12	$	1.56	$	0.31
Weighted-average shares of Class A Common Stock outstanding, basic		95,436,323		93,010,960		89,695,439
Weighted-average shares of Class B Common Stock outstanding, basic		535,376		884,283		907,234
Weighted-average shares of Class A Common Stock outstanding, diluted		97,269,905		118,081,362		90,709,811
Weighted-average shares of Class B Common Stock outstanding, diluted		535,376		26,429,282		907,234

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in thousands)

| | For the year ended December 31, | | |
	2025	2024	2023
Net income	$ 168,147	$ 225,274	$ 49,888
Other comprehensive income			
Currency translation	182	28	(20)
Unrealized gain (loss) on fair value of marketable securities	515	(2,805)	5,961
Total other comprehensive income (loss)	**697**	**(2,777)**	**5,941**
Comprehensive income	**168,844**	**222,497**	**55,829**
Less: comprehensive income attributable to non-controlling interests	59,179	54,528	24,142
Comprehensive income attributable to Clear Secure, Inc.	**$ 109,665**	**$ 167,969**	**$ 31,687**

CLEAR SECURE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands, except per share data)

	Class A		Class B		Class C		Class D				Treasury Stock					
	Number of Shares	**Amount**	**Number of Shares**	**Amount**	**Number of Shares**	**Amount**	**Number of Shares**	**Amount**	**Additional Paid in Capital**	**Accumulated Other Comprehensive Income**	**Number of Shares**	**Amount**	**Retained earnings**	**Total Equity Attributable to Clear Secure Inc.**	**Non-Controlling Interest**	**Total Stockholders' Equity**
Balance, January 1, 2025	**96,794,826**	**$ 1**	**677,234**	**$ —**	**15,287,620**	**$ —**	**24,896,690**	**$ —**	**$ 114,231**	**$ 343**	**—**	**$ —**	**$ 83,778**	**$ 198,353**	**$ 39,587**	**$ 237,940**
Net income	—	—	—	—	—	—	—	—	—	—	—	—	109,168	109,168	58,979	168,147
Other comprehensive income	—	—	—	—	—	—	—	—	—	497	—	—	—	497	200	697
Equity-based compensation expense, net of forfeitures	—	—	—	—	—	—	—	—	28,485	—	—	—	—	28,485	11,206	39,691
Net share settlements of stock-based awards	852,783	—	—	—	—	—	—	—	(8,312)	—	—	—	—	(8,312)	(4,341)	(12,653)
Distribution to members		—	—	—	—	—	—	—	—	—	—	—	—	—	(18,728)	(18,728)
Tax distribution to members		—	—	—	—	—	—	—	—	—	—	—	—	—	(20,497)	(20,497)
Exchange of shares	5,633,620	—	(325,447)	—	458,271	—	(5,766,444)	—	5,965	—	—	—	—	5,965	(5,965)	—
Special dividends	—	—	—	—	—	—	—	—		—	—	—	(25,316)	(25,316)	—	(25,316)
Dividends	—	—	—	—	—	—	—	—		—	—	—	(47,839)	(47,839)	—	(47,839)
Tax Receivable Agreement and related changes to deferred tax assets associated with adjustments in tax basis	—	—	—	—	—	—	—	—	9,288	—	—	—	—	9,288	—	9,288
Repurchase and retirement of Class A Common Stock	(5,294,598)	—	—	—	—	—	—	—	(92,555)	—	—	—	—	(92,555)	(33,790)	(126,345)
Balance, December 31, 2025	**97,986,631**	**$ 1**	**351,787**	**$ —**	**15,745,891**	**$ —**	**19,130,246**	**$ —**	**$ 57,102**	**$ 840**	**—**	**$ —**	**$ 119,791**	**$ 177,734**	**$ 26,651**	**$ 204,385**

See notes to consolidated financial statements

CLEAR SECURE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands, except per share data)

	Class A		Class B		Class C		Class D				Treasury Stock					
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid in Capital	Accumulated Other Comprehensive Income	Number of Shares	Amount	Retained earnings	Total Equity Attributable to Clear Secure Inc.	Non-Controlling Interest	Total Stockholders' Equity
Balance, January 1, 2024	**91,786,941**	**$ 1**	**907,234**	**$ —**	**32,234,914**	**$ —**	**25,796,690**	**$ —**	**$ 304,992**	**$ 2,050**	**—**	**$ —**	**$ (73,714)**	**$ 233,329**	**$ 135,895**	**$ 369,224**
Net income	—	—	—	—	—	—	—	—	—	—	—	—	169,676	169,676	55,598	225,274
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(1,707)	—	—	—	(1,707)	(1,070)	(2,777)
Equity-based compensation expense, net of forfeitures	—	—	—	—	—	—	—	—	23,349	—	—	—	—	23,349	12,738	36,087
Net share settlements of stock-based awards	726,246	—	—	—	—	—	—	—	(4,151)	—	—	—	—	(4,151)	(4,883)	(9,034)
Distribution to members	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(25,138)	(25,138)
Tax distribution to members	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(17,494)	(17,494)
Exchange of shares	18,077,294	—	(230,000)	—	(16,947,294)	—	(900,000)	—	51,718	—	—	—	—	51,718	(51,718)	—
Special dividends	—	—	—	—	—	—	—	—	(28,828)	—	—	—	—	(28,828)	—	(28,828)
Dividends	—	—	—	—	—	—	—	—	(27,218)	—	—	—	(12,184)	(39,402)	—	(39,402)
Establishment of liabilities under the Tax Receivable Agreement and related changes to deferred tax assets associated with adjustments in tax basis	—	—	—	—	—	—	—	—	2,948	—	—	—	—	2,948	—	2,948
Repurchase and retirement of Class A Common Stock	(13,795,65	—	—	—	—	—	—	—	(208,579)	—	—	—	—	(208,579)	(64,341)	(272,920)
Balance, December 31, 2024	**96,794,826**	**$ 1**	**677,234**	**$ —**	**15,287,620**	**$ —**	**24,896,690**	**$ —**	**$ 114,231**	**$ 343**	**—**	**$ —**	**$ 83,778**	**$ 198,353**	**$ 39,587**	**$ 237,940**

See notes to consolidated financial statements

67

	Class A		Class B		Class C		Class D				Treasury Stock					
	Number of Shares	**Amount**	**Number of Shares**	**Amount**	**Number of Shares**	**Amount**	**Number of Shares**	**Amount**	**Additional Paid in Capital**	**Accumulated Other Comprehensive Income**	**Number of Shares**	**Amount**	**Accumulated Deficit**	**Total Equity Attributable to Clear Secure Inc.**	**Non-Controlling Interest**	**Total Stockholders' Equity**
Balance, January 1, 2023	**87,760,831**	**$ 1**	**907,234**	**$ —**	**38,290,964**	**$ —**	**25,796,690**	**$ —**	**$ 394,390**	**$ (1,529)**	**80,505**	**$ —**	**$ (101,797)**	**$ 291,065**	**$ 219,856**	**$ 510,921**
Net income	—	—	—	—	—	—	—	—	—	—	—	—	28,108	28,108	21,780	49,888
Other comprehensive income	—	—	—	—	—	—	—	—	—	3,579	—	—	—	3,579	2,362	5,941
Equity-based compensation expense, net of forfeitures	(3,079)	—	—	—	—	—	—	—	22,782	—	3,079	—	—	22,782	15,312	38,094
Net share settlements of stock-based awards	551,178	—	—	—	—	—	—	—	(2,436)	—	(83,584)	—	—	(2,436)	(4,378)	(6,814)
Warrant expense	—	—	—	—	—	—	—	—	366	—	—	—	—	366	257	623
Exercise of warrants	534,655	—	—	—	—	—	—	—	1,615	—	—	—	—	1,615	(1,615)	—
Distribution to members	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(42,674)	(42,674)
Tax distribution to members	—	—	—	—	—	—	—	—	—	—	—	—	(25)	(25)	(34,593)	(34,618)
Exchange of shares	6,056,050	—	—	—	(6,056,050)	—	—	—	20,691	—	—	—	—	20,691	(20,691)	—
Special dividends	—	—	—	—	—	—	—	—	(67,998)	—	—	—	—	(67,998)	—	(67,998)
Dividends	—	—	—	—	—	—	—	—	(14,466)	—	—	—	—	(14,466)	—	(14,466)
Repurchase and retirement of Class A Common Stock	(3,112,694)	—	—	—	—	—	—	—	(49,952)	—	—	—	—	(49,952)	(19,721)	(69,673)
Balance, December 31, 2023	**91,786,941**	**$ 1**	**907,234**	**$ —**	**32,234,914**	**$ —**	**25,796,690**	**$ —**	**$ 304,992**	**$ 2,050**	**—**	**$ —**	**$ (73,714)**	**$ 233,329**	**$ 135,895**	**$ 369,224**

See notes to consolidated financial statements

CLEAR SECURE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	For the year ended December 31,		
	2025	2024	2023
Operating activities:			
Net income	$ 168,147	$ 225,274	$ 49,888
Adjustments to reconcile net income to net cash provided from operating activities:			
Depreciation on property and equipment	23,923	21,749	18,215
Amortization on intangible assets	10,701	4,731	3,434
Noncash lease expense	6,315	6,607	6,468
Impairment of assets	362	723	4,975
Impairment of strategic investment	4,719	—	—
Equity-based compensation	38,932	35,339	37,293
Deferred income tax expense (benefit)	24,381	(165,773)	(722)
Amortization of revolver loan costs	132	202	339
Gain on divestiture of a business	(635)	—	—
Premium amortization (discount accretion) on marketable securities	(1,257)	(7,319)	(13,804)
Changes in operating assets and liabilities:			
Accounts receivable	(1,580)	15	643
Prepaid expenses and other assets	(3,736)	(6,526)	(3,192)
Prepaid revenue share fee	(5,027)	(250)	(6,817)
Accounts payable	(6,368)	2,198	4,525
Accrued and other long term liabilities	45,920	120,964	33,714
Deferred revenue	76,454	63,500	92,801
Operating lease liabilities	(8,931)	(5,757)	(2,727)
Net cash provided by operating activities	**372,452**	**295,677**	**225,033**
Investing activities:			
Business combinations, net of cash acquired	—	—	(3,750)
Purchases of marketable securities	(747,120)	(971,097)	(952,655)
Proceeds from sales and maturities of marketable securities	677,173	1,098,201	973,032
Proceeds from divestiture	2,700	—	—
Purchase of strategic investment	(514)	(1,000)	(6,000)
Purchases of property and equipment	(29,340)	(12,009)	(25,555)
Purchases of intangible assets	—	(318)	(580)
Net cash (used in) provided by investing activities	**(97,101)**	**113,777**	**(15,508)**
Financing activities:			
Repurchase of Class A Common Stock	(126,345)	(272,920)	(69,673)
Payment of dividend	(47,839)	(39,402)	(14,483)
Payment of special dividend	(25,316)	(28,828)	(68,038)
Distributions to members	(18,728)	(25,138)	(42,674)
Tax distribution to members	(26,113)	(24,979)	(13,929)
Deferred consideration payment	—	(1,246)	—
Payment of taxes on net settled stock-based awards	(12,653)	(9,034)	(6,814)
Other financing activities	(334)	—	(396)
Net cash used in financing activities	**(257,328)**	**(401,547)**	**(216,007)**
Net increase (decrease) in cash, cash equivalents, and restricted cash	18,023	7,907	(6,482)
Cash, cash equivalents, and restricted cash, beginning of period	70,348	62,401	68,884
Exchange rate effect on cash and cash equivalents, and restricted cash	127	40	(1)
Cash, cash equivalents, and restricted cash, end of period	**$ 88,498**	**$ 70,348**	**$ 62,401**

See notes to consolidated financial statements

	For the year ended December 31,		
	2025	**2024**	**2023**
Cash and cash equivalents	$ 85,734	$ 66,892	$ 57,900
Restricted cash	2,764	3,456	4,501
Total cash, cash equivalents, and restricted cash	**$ 88,498**	**$ 70,348**	**$ 62,401**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except for per share data, unless otherwise noted)

1. Description of Business and Recent Accounting Developments

Description and Organization

Clear Secure, Inc. (the "Company" and together with its consolidated subsidiaries, "CLEAR," "we," "us," "our") is a holding company and its principal asset is the controlling equity interest in Alclear Holdings, LLC ("Alclear"). In connection with the Company's reorganization (the "Reorganization") completed prior to its initial public offering ("IPO"), Alclear was formed as a Delaware limited liability company on January 21, 2010 and operates under the terms of the Second Amended and Restated Operating Agreement dated June 7, 2023 (the "Operating Agreement"). As the sole managing member of Alclear, the Company operates and controls all of the business and affairs of Alclear, and through Alclear and its subsidiaries, conducts the Company's business.

The Company operates a secure identity network under the brand name CLEAR primarily in the United States. CLEAR's current offerings in the CLEAR Travel portfolio include: CLEAR+, a consumer travel subscription service, which enables access to predictable and fast experiences through dedicated entry lanes in airport security checkpoints within our nationwide network of 60 airports (as of the date of this filing); TSA PreCheck® Enrollment Provided by CLEAR at 61 airports and 274 retail locations (as of the date of this filing); premium services such as CLEAR Concierge; other travel benefits such as expedited passport services; the free CLEAR app which helps travelers plan their trip Home to Gate; and other mobile-first identity solutions such as CLEAR ID. In addition, CLEAR1, our business to business ("B2B") offering, enables our partners to leverage our digital identity technology and embedded Member base to facilitate secure and frictionless experiences digitally and physically via our software development kits and application programming interfaces.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are prepared in accordance with U.S. GAAP. Intercompany transactions and balances are eliminated upon consolidation. The Company is managed and organized by major functional departments that operate on a consolidated basis. The Company has one operating and reportable segment. See Note 22 for more information.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgements, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that management believes to be reasonable under the circumstances. The Company's most significant estimates include:

- The measurement of partnership liabilities.

- The estimated fair value of intangible assets acquired in conjunction with business combinations

The Company evaluates, on an ongoing basis, its assumptions and estimates and adjusts prospectively, if necessary; however, actual results could differ from these estimates.

Significant Accounting Policies

Foreign currency

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

Items included in the financial statements of each of the Company's consolidated entities are measured using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in US Dollars, which is the Company's reporting currency.

Transactions in currencies other than the Company's functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period-end exchange rates are recognized in other income (expense), net within the consolidated statement of operations.

The results and financial position of all the Company entities that have a functional currency different from the Company's reporting currency are translated into US Dollars as follows:

• Assets and liabilities are translated at the closing rate at the reporting date;

• Income and expenses for each statement of operation are translated at average exchange rates; and

All resulting exchange differences are recognized within currency translation within the statements of comprehensive income and within accumulated comprehensive income within the consolidated balance sheets.

Concentration of credit risk

Financial instruments that are exposed to concentrations of credit risk consist principally of cash and cash equivalents. The Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts held in excess of federal insurance limits. Exposure to credit risk is reduced by placing such deposits or other temporary investments with high credit quality financial institutions. As of December 31, 2025 and 2024, the Company held cash balances in excess of insured limits.

Revenue recognition

The Company has derived substantially all of its historical revenue from subscriptions to its consumer aviation service, CLEAR+. The Company offers certain limited-time trials, family pricing, and other beneficial pricing through several channels including airline and credit card partnerships. Membership subscription revenue is presented net of taxes, refunds, and credit card chargebacks. The membership subscription revenue is also reduced by the Company's funded portion of credit card benefits issued to certain Members through a partnership with a credit card company. The Company's funded portion varies based on total number of Members enrolled each contract year.

Under Accounting Standards Codification ("ASC") 606, Revenue Recognition, the Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services.

In determining how revenue should be recognized, the Company follows a five step process:

•   Identification of the contract, or contracts, with a customer;

•   Identification of the performance obligations in the contract;

•   Determination of the transaction price;

•   Allocation of the transaction price to the performance obligations in the contract; and

•   Recognition of revenue when or as the Company satisfies the performance obligations.

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

Subscription revenues are invoiced to subscribers in annual installments for subscriptions to the platform. There are no significant financing components included in the Company's contracts with subscription customers. Overall, payments received in advance of transfer of control are recorded within deferred revenue within the consolidated balance sheets.

The majority of the Company's revenues are derived from its consumer aviation subscription service, CLEAR+ for which the performance obligation is satisfied over time as a series of distinct services. The Company uses a time-based output measure and revenue is recognized over the contractual subscription term, typically one year in duration.

The Company uses the practical expedient permitted to not adjust the transaction price of contracts with a duration of one year or less for the effects of a significant financing component at contract inception.

The Company has certain other revenue streams which are not significant to the Company's operating results. Revenue for other arrangements entered by the Company is generally recognized over time as services are performed.

Contract costs

The Company applies the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period is one year or less. This largely applies to sales commissions on partner subscriptions and renewals.

Cost of revenue share fee

The Company operates as a concessionaire in airports and shares a portion of the gross receipts generated from the Company's Members with the host airports and airlines ("Revenue Share"). The Revenue Share fee is generally prepaid to the host airport in the period collected from the Member. The Revenue Share fee is capitalized and subsequently amortized to operating expense over each Member's subscription period. Such prepayments are recorded in "Prepaid revenue share fee" in the Company's consolidated balance sheets. Cost of revenue share fee also includes a fixed fee component which is expensed in the period incurred and certain overhead related expenses paid to the airports in relation to our Revenue Share arrangements.

Cost of direct salaries and benefits

Cost of direct salaries and benefits includes employee-related expenses and allocated overhead associated with our field Ambassadors, field managers directly assisting Members, their corresponding travel related costs, and costs incurred in Member support. Employee-related costs recorded in direct salaries and benefits consist of salaries, taxes, benefits and equity-based compensation and expenses under arrangements related to the use of certain space at airports.

Research and development

Research and development expenses consist primarily of employee-related expenses and allocated overhead costs related to the Company's development of new products and services and improving existing products and services. Research and development costs are generally expensed as incurred, except for costs incurred in connection with the development of internal-use software that qualify for capitalization as described in our internal-use software policy. Employee-related expenses recorded in research and development consist of salaries, taxes, benefits and equity-based compensation.

Sales and marketing

Sales and marketing expenses consist primarily of costs of general marketing and promotional activities, advertising fees used to drive subscriber acquisition, commissions, the production costs to create our advertisements, employee-related expenses and allocated overhead costs. Employee-related expenses recorded in sales and marketing are related to employees who manage the brand and consist of salaries, taxes, benefits and equity-based compensation. These expenses are recorded as incurred. The Company pays commissions to employees for enrolling customers into trial

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

memberships. These costs, along with most costs under sales and marketing, are expensed as incurred, since the Company incurs these costs regardless of whether contracts with customers are obtained. As such, these sales commissions are not incremental costs of obtaining a contract.

General and administrative

General and administrative expenses consist primarily of employee-related expenses for the executive, finance, accounting, legal, and human resources functions. Employee-related expenses consist of salaries, taxes, benefits and equity-based compensation. In addition, general and administrative expenses include non-personnel costs, such as legal, accounting and other professional fees, warrant expense, variable credit card fees, variable mobile enrollment costs, and all other supporting corporate expenses not allocated to other departments including overhead and acquisition-related costs.

Interest income (expense), net

Interest income (expense), net primarily consists of interest income from our investment holdings and discount accretion on our marketable securities partially offset by issuance costs on our revolving credit facility.

Other income (expense), net

Other income (expense), net consists of certain non-recurring non-operating items, the establishment of the tax receivable agreement liability for exchanges of Alclear units which occurred when the related deferred tax assets required a valuation allowance, and subsequent revaluations of the tax receivable agreement liability due to a change in tax rate.

Advertising costs

Advertising costs are expensed as incurred and are included in sales and marketing expenses. For the years ended December 31, 2025, 2024 and 2023, the Company recorded $25,754, $22,243, and $12,907, respectively, of advertising costs.

Cash and cash equivalents

The Company defines cash equivalents as all highly liquid investments purchased with original maturities of three months or less when purchased. Cash and cash equivalents consist primarily of short-term treasury bills. Cash and cash equivalents as of December 31, 2025 and 2024 was $85,734 and $66,892, respectively, and includes amounts due from third-party institutions which generally settle within three business days, of $7,621 and $9,510 as of December 31, 2025 and 2024, respectively.

Restricted cash

Restricted cash is composed of cash held as collateral for letters of credit. See Note 10 for additional information.

Marketable securities

The Company determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its marketable securities as available-for-sale. The investments herein are intended to be held for an indefinite period of time although they may be sold at management's discretion, in response to needs for liquidity or in response to changes in the market conditions and as such, are not recognized at amortized cost, and reported as current assets on the consolidated balance sheets. The Company carries its available-for-sale securities at fair value and reports the unrealized gains and losses as a component of other comprehensive income.

The Company monitors any continuous unrealized losses on its marketable securities for indication of impairment under ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326).

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

Accounts receivable

The Company records trade accounts receivable at the invoiced amount and they do not bear interest. The Company has a policy to review outstanding receivables on a periodic basis for collectability and does not maintain an allowance for credit losses as of December 31, 2025 and 2024.

The Company monitors and records any expected credit losses under ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) within general and administrative expenses within the consolidated financial statements. The Company recorded no losses for the years ended December 31, 2025 and 2024.

Property and equipment, net

Property and equipment, net is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 5 years. Leasehold improvements are amortized based on the shorter of the useful lives or the terms of the leases ranging from 1 to 15 years.

The Company capitalizes qualifying internal-use software development costs. During the application development phase, costs are capitalized and amortized on a straight-line basis over such software's estimated useful life, which is generally 3 to 5 years. Capitalized software development costs are reflected in "Property and equipment, net" in the consolidated balance sheets. Software development costs incurred in the design or maintenance phase and minor upgrades and enhancements of software without adding additional functionality are expensed as incurred and included in "Research and development" in the consolidated statements of operations. See Note 7 for additional details on property and equipment.

Business combinations

The Company evaluates acquisitions to determine whether it is a business combination or an asset acquisition. Identifiable assets acquired and liabilities assumed are measured initially at their fair values at the acquisition date. The excess of the fair value of the purchase consideration transferred over the fair value of the identifiable net assets acquired is recognized as goodwill. Acquisition-related costs are charged to the consolidated statement of operations within general and administrative expenses as they are incurred.

Intangible assets, net

The Company's intangible assets primarily consists of patents and acquired intangible assets in a business combination. Intangible assets with finite lives, including the Company's patents and those assets acquired in a business combination are amortized on a straight-line basis over their estimated useful lives.

Acquired intangible assets other than goodwill comprise acquired developed technology, trade names, customer lists and patents. At initial recognition, intangible assets acquired in a business combination are recognized at their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, to the extent applicable.

Goodwill

Goodwill is the excess of the purchase price over the net identifiable assets acquired and liabilities assumed in a business combination. The Company assesses goodwill for impairment annually on the first day of the fourth quarter of the fiscal year, or whenever there is a triggering event indicating that an impairment may exist. The Company performs its evaluation at the reporting unit level.

Impairment of long-lived assets

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its long-lived assets may not be recoverable. When such events or changes in circumstances occur, the Company first determines its asset group and then assesses the recoverability of long-lived assets within that asset group by determining whether the carrying value of such assets will be recovered through their undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

See Note 7 and Note 8 for further impact on the Company's consolidated financial statements.

Leases

The Company has entered into agreements to lease certain office spaces. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at the election of the Company to renew or extend the lease for an additional three years or terminate. These optional periods have not been considered in the determination of the ROU assets or lease liabilities as the Company did not consider it reasonably certain it would exercise the options. The Company performed evaluations of its contracts and determined it only has operating leases. The lease terms are between 1 and 16 years.

Most of the Company's lease agreements require payment of certain operating expenses in addition to base rent, such as taxes, insurance and maintenance costs. As allowed under ASC 842, the Company considers these as non-lease components and has elected to exclude these components from the measurement of its lease liabilities.

The Company did not apply the guidance for leases with a term of 12 months of less in accordance with the short-term policy lease policy election available in ASC 842.

The Company determines if an arrangement is a lease at inception and recognizes ROU assets and lease liabilities upon commencement. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The classification of the Company's leases as operating or finance leases along with the initial measurement and recognition of the associated ROU assets and lease liabilities is performed at the lease commencement date. The measurement of lease liabilities is based on the present value of future lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The incremental borrowing rate is based on a variety of factors to derive a rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment. The ROU asset is based on the measurement of the lease liability and also includes any lease payments made prior to or on lease commencement and excludes lease incentives and initial direct costs.

As a Lessor

During fiscal year 2022, the Company entered into certain transactions in the capacity of a sub-lessor. In a sublease, the original lease between the lessor and the Company (i.e., the head lease) remains in effect and the Company becomes the intermediate lessor. The Company accounts for the head lease and the sublease as separate contracts. The Company records sublease income within other income (expense), net in the consolidated statement of operations.

Accrued partnership liabilities

The Company has agreements to fund a portion of partner credit card benefits issued to Members at the end of the respective contract year. As the amount the Company funds during the respective contract year varies based on the total number of Members participating in the credit card partner's programs at the end of the respective contract year, the determination of accrued partnership liabilities involves estimating enrollments during a contract year based on historical, current, and future trends and data.

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

Income taxes

The Company is taxed as a corporation of U.S. federal and state income tax purposes. The Company's consolidated subsidiary, Alclear, is taxed as a partnership for U.S. federal and state income tax purposes. The provision for income taxes primarily consists of U.S. federal, state and local income taxes on our share of allocable income of Alclear, as well as state and local jurisdictions where partnerships (i.e., flow through entities) are taxable.

The Company accounts for income taxes in accordance with the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recorded to recognize the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The Company reduces deferred tax assets by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred income taxes are measured by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred income taxes is recognized in income in the period that includes the enactment date.

Common and treasury stock

The Company has four classes of issued and outstanding Common Stock, each measured at a par value of $0.00001. Amounts received by the Company in excess of the par value are recorded within additional-paid in capital. The Company has and will issue shares of its Common Stock as a result of exchanges of other classes of Common Stock and vesting of restricted stock units ("RSUs").

Historically, the Company's treasury stock consisted of forfeited restricted stock awards ("RSAs") that are legally issued shares held by the Company, and is recorded at par value, as well as any shares repurchased under the Company's share repurchase program that are not retired by the Board. As of December 31, 2023, there were no Restricted Stock Awards outstanding and the Company no longer issues RSAs. Treasury stock can be utilized to settle equity-based compensation awards issued by the Company and is excluded from the calculation of the non-controlling interest ownership percentage.

Investments in Equity Securities

In accordance with ASC 321 "Investments—Equity Securities," investments in equity securities in which the Company has no significant influence (generally less than a 20% ownership interest) with readily determinable fair values are accounted for at fair value based on quoted market prices. Equity securities without readily determinable fair values are accounted for either at fair value or using the measurement alternative which is at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. All gains, losses and impairments on investments in equity securities are recognized within other income (expense), net within the consolidated statements of operations. The Company regularly reviews its investments in equity securities not accounted for using the equity method or at fair value for impairment based on a qualitative assessment of a variety of factors. If an equity security is impaired, an impairment loss is recognized in the consolidated statements of operations equal to the difference between the fair value of the investment and its carrying amount. During the year ended December 31, 2025, the Company recognized impairment charges of $4,719 on its investments in equity securities. No impairment charges were recognized during the years ended December 31, 2024 and 2023.

Equity-based compensation

Under the fair value recognition provisions, the Company measures the equity-based compensation cost at the grant date based on the fair value of the award and recognizes the expense over the requisite service period, subject to the probable achievement of performance conditions, if any. The Company records forfeitures as they occur and does not estimate the number of awards expected to be forfeited. The fair value of the Company's Common Stock is based on the ending NYSE closing stock price of the Company's shares of Class A Common Stock.

Basic and diluted earnings per share

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

The Company applies the two-class method for calculating and presenting earnings per share by presenting earnings per share for Class A Common Stock and Class B Common Stock. In applying the two-class method, the Company allocates undistributed earnings equally on a per share basis between Class A Common Stock and Class B Common Stock. The holders of the Class A Common Stock and Class B Common Stock are entitled to participate in earnings equally on a per-share basis, as if all shares of Common Stock were of a single class. Holders of the Class A Common Stock and Class B Common Stock also have equal priority in liquidation and dividend distributions. Shares of Class C Common Stock and Class D Common Stock do not participate in earnings of the Company. As a result, the shares of Class C Common Stock and Class D Common Stock are not considered participating securities and are not included in the weighted-average shares outstanding for purposes of earnings per share.

Basic income per share of Class A Common Stock and Class B Common Stock is computed by dividing net income available to Clear Secure, Inc. by the respective weighted-average number of shares of Common Stock outstanding during the period, subject to certain adjustments in accordance to ASC 260. The Company applies the two-class method to calculate earnings per share for Class A Common Stock and Class B Common Stock. Accordingly, the Class A Common Stock and Class B Common Stock share equally in the Company's net income. Diluted earnings per share of Common Stock is computed by dividing net income attributable to Clear Secure, Inc., adjusted for the assumed exchange of all potentially dilutive instruments for Common Stock, by the weighted-average number of shares of Common Stock outstanding, adjusted to give effect to potentially dilutive securities. Refer to Note 16.

Consolidation and Non-Controlling Interest

The Company's policy is to consolidate entities in which it has a controlling financial interest. The Company consolidates:

- Voting interest entities ("VOEs") where the Company holds a majority of the voting interest in such VOEs; and

- Variable interest entities ("VIEs") where the Company is the primary beneficiary.

Since the Company is the sole managing member of Alclear, it consolidates the financial results of Alclear. Therefore, the Company reports a non-controlling interest based on Alclear Units held by the members of Alclear on the consolidated balance sheets. Income or loss is attributed to the non-controlling interests based on the weighted average common units outstanding during the period and is presented on the consolidated statements of operations and comprehensive income.

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

Recently Adopted Accounting Pronouncements

As of December 15, 2025, the Company adopted ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This was adopted retrospectively and there was no significant impact within the consolidated financial statements as a result of this adoption. See Note 17 for more information.

Other Recent Accounting Pronouncements Adopted and New Standards and Interpretations Not Yet Effective

Other than the items discussed above, there are no standards issued by the FASB and adopted by the Company during 2025 that had a material impact on the Company's consolidated financial statements. Additionally, other than disclosed below, there are no standards that are not yet effective that are applicable to the Company's consolidated financial statements.

3. Business Combinations

2023 Acquisition

On September 5, 2023, CLEAR acquired certain assets of Sora ID, Inc., a one-click know your customer ("KYC") solution which provides technology that is KYC compliant, and is transferable across financial institutions – creating a unique, reusable verification product.

The fair value of the purchase consideration was $5,250 including deferred consideration of $1,500, of which $1,246 was paid during the year ended December 31, 2024 with a remaining $254 payable 30 months after closing. The acquisition was accounted for as a business combination. Of the total purchase consideration, $3,950 was recorded as goodwill and $1,300 as acquired intangible assets on the consolidated balance sheets. The intangible assets acquired relate to customer relationships and developed technology with useful lives of 3 and 5 years, respectively. The Company valued the intangible assets using the multi-period excess earnings method and the relief from royalty method, both under the income approach. The goodwill recognized was deductible for tax purposes.

The Company's allocation of purchase price was based upon valuations performed to determine the fair value of the net assets as of the acquisition date and is therefore subject to adjustments for up to 1 year after the closing date of the acquisition to reflect final valuations. This was finalized in the third quarter of 2024.

The Company also entered into an agreement to provide $4,000 of retention bonuses and $9,000 of post-combination remuneration in cash payments and RSUs upon satisfaction of certain post-closing financial metrics and continuing service requirements.

The retention bonuses consisted of (i) cash payments which were made monthly for the six months following the closing date, and (ii) RSUs that vest in various tranches on June 30, 2024 and December 31, 2024, 2025 and 2026. As of December 31, 2025, none of the retention bonuses remain unvested. Post-combination remuneration consisted of two equal tranches of RSUs that would vest upon the achievement of specified operating metrics during the twelve month periods ended December 31, 2024 and December 31, 2025, respectively. As of December 31, 2025, none of the post-combination remuneration remained unvested.

4. Revenue

The Company derives substantially all of its revenue from subscriptions to its consumer aviation service, CLEAR+. For the years ended December 31, 2025, 2024 and 2023, no individual airport accounted for more than 10% of membership revenue.

Revenue by Geography

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

For the years ended December 31, 2025, 2024 and 2023, substantially all of the Company's revenue was generated in the United States.

Contract liabilities and assets

The Company's deferred revenue balance primarily relates to amounts received from Members for subscriptions paid in advance of the services being provided that will be earned within the next twelve months. The following table presents changes in the deferred revenue balance as follows:

	For the year ended December 31,		
	2025	2024	2023
Balance as of January 1	$ 439,753	$ 376,253	$ 283,452
Deferral of revenue	$ 945,155	820,250	704,472
Recognition of deferred revenue	(868,707)	(756,750)	(611,671)
Balance as of December 31	**$ 516,201**	**$ 439,753**	**$ 376,253**

The Company has obligations for refunds and other similar items of $2,792 and $3,743 as of December 31, 2025 and 2024, respectively, recorded within accrued liabilities.

During the years ended December 31, 2025, 2024 and 2023, the Company recognized $432,182, $371,576 and $281,786, respectively, of revenue which was included in the opening deferred revenue balances.

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets as of December 31, 2025 and 2024 consist of the following:

	As of December 31,	
	2025	2024
Prepaid software licenses	$ 16,663	$ 12,002
Prepaid insurance costs	2,533	2,443
Other current assets	13,641	13,113
Total	**$ 32,837**	**$ 27,558**

6. Fair Value Measurements

The Company values its available-for-sale securities and certain liabilities based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy that prioritizes observable and unobservable inputs is used to measure fair value into three broad levels, which are described below:

Level 1 – Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in inactive markets or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3 – Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs to the extent possible. In addition, the Company considers counterparty credit risk in its assessment of fair value.

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for certain assets and liabilities measured at fair value, which are not considered Level 1 items.

Corporate bonds – Valued at the closing price reported on the active market on which the individual securities, all of which have counterparts with high credit ratings, are traded.

Commercial paper – Value is based on yields currently available on comparable securities of issuers with similar credit ratings.

Money market funds – Valued at the net asset value ("NAV") of units of a collective fund. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The contractual maturities of investments classified as marketable securities are as follows as of December 31, 2025 and 2024:

| | As of December 31, | |
	2025	2024
Due within 1 year	$ 416,764	$ 365,655
Due within 2 years	197,675	176,950
Total marketable securities	**$ 614,439**	**$ 542,605**

The following table represents the amortized cost, gross unrealized gains and losses, and fair market value of the Company's marketable securities by significant investment category in addition to their fair value level at December 31, 2025 and 2024:

| | For the Year Ended December 31, 2025 | | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Level
Commercial paper	$ 12,753	$ 5	$ (1)	$ 12,757	2
U.S. Treasuries	107,090	153	(31)	107,212	1
Corporate bonds	304,964	796	(60)	305,700	2
Money market funds measured at NAV (a)	188,770	—	—	188,770	N/A
Total marketable securities	**$ 613,577**	**$ 954**	**$ (92)**	**$ 614,439**	

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

	For the Year Ended December 31, 2024				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Level
Commercial paper	$ —	$ —	$ —	$ —	2
U.S. Treasuries	188,974	99	(108)	188,965	1
Corporate bonds	299,637	571	(333)	299,875	2
Money market funds measured at NAV (a)	53,765	—	—	53,765	N/A
Total marketable securities	**$ 542,376**	**$ 670**	**$ (441)**	**$ 542,605**	

(a)   Money market funds that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the consolidated balance sheets.

Of the total marketable securities held at fair value as of December 31, 2025, $1,994 was in a continuous unrealized loss for 12 months or longer. The Company had no continuous unrealized loss position from marketable securities as of December 31, 2025 or December 31, 2024 that was as a result of a credit deterioration. For the periods presented the Company does not intend to or will be required to sell these securities before recovery of their amortized cost bases.

7. Property and Equipment, net

Property and equipment as of December 31, 2025 and 2024 consist of the following:

	Depreciation Period in Years	As of December 31,	
		2025	2024
Internally developed software	3-5	$ 73,994	$ 68,532
Acquired software	3	6,441	6,441
Equipment	5	61,860	42,419
Leasehold improvements	1-15	8,120	8,120
Furniture and fixtures	5	16,434	13,991
Construction in progress		7,398	8,755
Total property and equipment, cost		174,247	148,258
Less: accumulated depreciation		(114,916)	(91,389)
Property and equipment, net		**$ 59,331**	**$ 56,869**

Depreciation and amortization expense related to property and equipment for the years ended December 31, 2025, 2024 and 2023 was $23,923, $21,749 and $18,215 respectively.

During the years ended December 31, 2025, 2024 and 2023, $5,462, $6,227, and $8,517 was capitalized in connection with internally developed software inclusive of $759, $748, and $1,424 of equity-based compensation, respectively. Depreciation expense on internally developed software was $12,795, $13,122 and $8,307 for the years ended December 31, 2025, 2024 and 2023 respectively.

Purchases of property and equipment with unpaid costs in accounts payable and accrued liabilities as of December 31, 2025 were $309 and $1,130, respectively and $4,792 and $1 as of December 31, 2024, respectively.

During the years ended December 31, 2025, 2024 and 2023, the Company recognized impairment charges of $362, $723, and $3,469 on property and equipment. During the year ended December 31, 2025, these charges related to write-offs of stale equipment. During the year ended December 31, 2024, these charges related to early termination of a lease and subsequent impairment to primarily leasehold improvements and other fixed assets. See Note 8 for more

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

information. During the year ended December 31, 2023, these charges related to capitalized software and hardware for which the Company discontinued product development.

8. Leases

Below is a reconciliation of the amounts reported on the consolidated balance sheets with respect to the Company's operating leases:

	December 31, 2025
2026	$ 14,053
2027	13,947
2028	14,703
2029	14,971
2030	14,102
Thereafter	102,505
Total future operating lease payments	174,281
Less: imputed interest	(61,958)
Total present value of lease payments	**112,323**
Lease liabilities, current (See Note 12)	5,515
Lease liabilities, non-current (See Note 12)	106,808
Total lease liabilities	**$ 112,323**

During the year ended December 31, 2023, the Company entered into a sublease agreement whereby the Company continues to be a lessee under the original operating lease but will act as a sublessor.

During the years ended December 31, 2025, 2024 and 2023, the Company recorded $0, $0, and $1,506, respectively, of impairment to its right of use assets within general and administrative in the consolidated statements of operations. For the years ended December 31, 2025, 2024 and 2023, the Company recorded $1,777, $1,776 and $1,557, respectively, of sublease income within other income (expense), net within the consolidated statements of operations.

As of December 31, 2025, the weighted-average incremental borrowing rate was 7.74%. Additionally, the weighted-average remaining lease term as of December 31, 2025 was 11.65 years.

Total operating lease expense recognized on the consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023 was $15,547, $15,805, and $16,021, respectively. Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2025, 2024 and 2023 was $15,829, $14,953 and $12,322, respectively.

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

9. Intangible Assets, net

See below for Intangible assets, net as of December 31, 2025 and 2024:

	Weighted Average Useful Life in Years	As of December 31,	
		2025	2024
Patents	20	$ 2,518	$ 2,518
Acquired intangibles - technology	3	3,830	5,130
Acquired intangibles - customer relationships	5.7	15,770	18,370
Acquired intangibles - brand names	3.4	400	500
Indefinite lived intangible assets		310	310
Total intangible assets, cost		22,828	26,828
Less: accumulated amortization		(20,075)	(11,528)
Intangible assets, net		**$ 2,753**	**$ 15,300**

Amortization expense of intangible assets was $10,701, $4,731 and $3,434 for the years ended December 31, 2025, 2024 and 2023 respectively. The Company has not recognize any impairment charges on intangible assets, net or goodwill.

10. Restricted Cash

As of December 31, 2025 and 2024, the Company maintained bank deposits of $2,764 and $3,456, respectively, which were primarily pledged as collateral for long-term letters of credit issued in favor of airports, in connection with the Company's obligations under revenue share agreements.

11. Other Assets

Other assets as of December 31, 2025 and 2024 consist of the following:

	As of December 31,	
	2025	2024
Coronavirus aid, relief, and economic security act retention credit	1,002	1,002
Strategic investment	2,795	7,000
Deferred tax asset (See Note 17)	305,128	274,678
Other long-term assets	2,273	2,767
Total	**$ 311,198**	**$ 285,447**

During the three months ended March 31, 2024, the Company made an incremental strategic investment in equity securities of a privately held company, which the Company previously invested in during three months ended March 31, 2023. As the investment does not have a readily determinable fair value, the Company elected the measurement alternative to record the investment at initial cost less impairments, if any, adjusted for observable changes in fair value for identical or similar investments of the same issuer. Adjustments resulting from these fluctuations are recorded within other income (expense) on the Company's consolidated statements of operations. In June 2025, the Company recorded an impairment of $4.7 million in relation to its strategic investment due to a fair value adjustment.

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

12. Accrued Liabilities and Other Long Term Liabilities

Accrued liabilities consist of the following as of December 31, 2025 and 2024:

	As of December 31,	
	2025	**2024**
Accrued compensation and benefits	$ 20,292	$ 18,500
Accrued partnership liabilities	163,391	123,991
Lease liability	5,515	6,159
Tax receivable agreement liability - short term (See Note 17)	14,933	—
Other accrued liabilities	32,412	36,631
Total	**$ 236,543**	**$ 185,281**

The Company's accrued partnership liabilities primarily relates to estimated amounts related to a portion of merchant credit card benefits that it expects to fund.

Other long term liabilities consist of the following as of December 31, 2025 and 2024:

	As of December 31,	
	2025	**2024**
Deferred tax liability	$ —	$ 948
Lease liability	$ 106,808	$ 115,096
Tax receivable agreement liability - long term (See Note 17)	229,791	196,468
Other long term liabilities	2,508	1,426
Total	**$ 339,107**	**$ 313,938**

13. Warrants

Historically, Alclear issued warrants for their holders to purchase shares of Class B redeemable capital units. These warrants were generally subject to performance-based vesting criteria. The Company recognizes the expense for those warrants expected to vest on a straight-line basis over the requisite service period of the warrants, which generally ranges from three months to six years. For warrants that vest upon issuance, the entire cost is expensed immediately.

In January 2023, the Company recognized $1,038 of the remaining expense related to the 534,655 fully vested United Airlines warrants. These warrants were exercised for Class A Common Stock in a cashless exercise with an intrinsic value of $16,136. The existing warrant agreement with United Airlines expired in the first quarter of 2023. In September 2024, the Company's remaining warrant agreement, which granted warrants that were exercisable for non-voting common units of Alclear ("Alclear Units"), expired.

Based on the probability of vesting, the Company recorded $623 for the years ended December 31, 2023 respectively within general and administrative expense in the consolidated statements of operations. No warrants were outstanding for the years ended December 31, 2025 and 2024

14. Stockholders' Equity

Common Stock

The Company has and will issue shares of its common stock as a result of transactions in relation to exchanges and vesting of restricted stock units ("RSUs").

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

Treasury Stock

Historically, the Company's treasury stock consisted of forfeited Restricted Stock Awards ("RSAs") that were legally issued shares held by the Company, and recorded at par value, as well as any shares repurchased under the Company's share repurchase program that are not retired by the Company's board of directors (the "Board"). As of December 31, 2023, there were no RSAs outstanding and the Company no longer issues RSAs.The Company's treasury stock can be utilized to settle equity-based compensation awards issued by the Company and is excluded from the calculation of the non-controlling interest ownership percentage.

Share Repurchases

During the year ended December 31, 2025, the Company repurchased and retired 5,294,598 shares of its Class A Common Stock for $126,345 at an average price of $23.86. As of December 31, 2025, $126,508 remains available under the repurchase authorization. The Company has elected to account for the repurchase price paid in excess of par value in additional paid in capital within the consolidated financial statements.

Special and Quarterly Dividends

On August 2, 2023, the Company announced that its Board adopted a dividend policy (the "Dividend Policy") of paying a quarterly cash dividend to holders of Class A Common Stock and Class B Common Stock. The amount of such quarterly dividends is subject to approval of the actual amount by the Board at the time of such dividend declaration. It is expected that the dividends will be funded by proportionate cash distributions by Alclear to all of its members as of the applicable record date, including holders of non-controlling interests in Alclear and the Company. The declaration of cash dividends in the future is subject to final determination each quarter by the Board based on a number of factors, including the Company's results of operations, cash flows, financial position and capital requirements, as well as general business conditions, legal, tax and regulatory restrictions and other factors the Board deems relevant at the time it determines to declare such dividends.

Below is a summary of the Company's quarterly and special dividends declared and paid to holders of record of Class A Common Stock and Class B Common Stock during the years ended December 31, 2025, 2024 and 2023:

Dividend Type	Dividend Declaration Date	Record Date	Payment Date	Dividend per Share	
Quarterly	February 15, 2024	February 26, 2024	March 5, 2024	$	0.090
Quarterly	May 7, 2024	June 10, 2024	June 18, 2024	$	0.100
Quarterly	August 2, 2024	September 10, 2024	September 17, 2024	$	0.100
Quarterly	October 31, 2024	December 10, 2024	December 17, 2024	$	0.125
Special	March 21, 2024	April 1, 2024	April 8, 2024	$	0.320
Quarterly	February 21, 2025	March 10, 2025	March 18, 2025	$	0.125
Quarterly	May 6, 2025	June 10, 2025	June 17, 2025	$	0.125
Quarterly	August 5, 2025	September 10, 2025	September 17, 2025	$	0.125
Quarterly	November 6, 2025	December 10, 2025	December 24, 2025	$	0.125
Special	February 21, 2025	March 10, 2025	March 18, 2025	$	0.270

To the extent the quarterly or special dividends exceed the Company's current and accumulated earnings and profits, a portion of such dividends may be deemed a return of capital gain to the holders of our Class A Common Stock or Class B Common Stock, as applicable.

Non-Controlling Interest

The non-controlling interest balance represents the economic interest in Alclear held by our co-founder, Caryn Seidman Becker (the "Co-Founder"), and members of Alclear. The non-controlling interest holders have the right to exchange Alclear Units, together with a corresponding number of shares of Class C Common Stock for Class A Common

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

Stock or Class D Common Stock for Class B Common Stock. As such, exchanges by non-controlling interest holders will result in a change in ownership and reduce the amount recorded as non-controlling interest and increase Class A Common Stock or B Common Stock and additional paid-in-capital for the Company. Upon the issuance of shares Class A Common Stock or B Common Stock, Alclear issues a proportionate number of Alclear Units in conjunction with the terms of the Reorganization.

During the year ended December 31, 2025, certain non-controlling interest holders exchanged their Alclear Units and corresponding shares of Class C Common Stock or Class D Common Stock for shares of the Company's Class A Common Stock or Class B Common Stock, as applicable. As a result, the Company issued 5,633,620 shares of Class A Common Stock, including those issued in connection with the subsequent conversion of Class B Common Stock into shares of Class A Common Stock.

The non-controlling interest ownership percentage changed from 29.20% as of December 31, 2024 to 26.18% as of December 31, 2025. The primary driver of this decrease was attributable to the issuance of shares of Class A Common Stock, due to the exercise of exchanges described above.

15. Incentive Plans

2021 Omnibus Incentive Plan

The Clear Secure, Inc 2021 Omnibus Incentive Plan ("2021 Omnibus Incentive Plan") became effective on June 29, 2021 to provide grants of equity-based awards to the employees, consultants, and directors of the Company and its affiliates. The 2021 Omnibus Incentive Plan authorized the issuance of up to 20,000,000 shares of Class A Common Stock as of the date of the Reorganization. The 2021 Omnibus Incentive Plan authorized the issuance of shares pursuant to the grant, settlement or exercise of RSUs, RSAs, stock options and other share-based awards. Beginning with the first business day of each calendar year beginning in 2022 through 2031, the number of shares available will increase in an amount up to 5% of the total number of common shares outstanding (assuming exchange and/or conversion of all classes of common shares into Class A Common Stock) as of the last day of the immediately preceding year or a lesser amount approved by the Board or its compensation committee, so long as the total share reserve available for future awards at the time is not more than 12% of common shares outstanding (assuming exchange and/or conversion of all classes of common shares into Class A Common Stock). For fiscal year 2025, the Compensation Committee of the Board approved no increase in the 2021 Omnibus Incentive Plan, which such increase would have been effective on the first business day of 2025.

Restricted Stock Units

The RSUs are subject to both service-based and, in some cases, business performance-based vesting conditions. RSUs will vest on a specified date, provided the applicable service (generally three years) and, if applicable, business performance condition, have been satisfied. The RSUs with performance conditions issued are also subject to long-term revenue and cash-basis earnings performance hurdles. The Company determines the fair value of each RSU based on the grant date and records the expense over the vesting period or requisite service period and, if applicable, the performance conditions are probable of being met.

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

The following is a summary of activity related to the RSUs associated with compensation arrangements during years ended December 31, 2025:

	RSUs	Weighted Average Grant Date Fair Value
Unvested balance as of January 1, 2025	3,823,077	$ 21.45
Granted	3,522,073	24.17
Vested	(1,289,949)	22.23
Forfeited	(1,697,789)	21.74
Unvested balance as of December 31, 2025	4,357,412	$ 23.31

The following is a schedule of the expected vesting period for unvested RSUs as of December 31, 2025:

	Unvested RSUs
Expected to vest within 1 year	1,574,330
Expected to vest between 1 to 2 years	1,335,275
Expected to vest between 2 to 3 years	1,447,807
Unvested balance as of December 31, 2025	4,357,412

Below is the compensation expense recognized related to the RSUs within the consolidated statements of operations:

	For the year ended December 31,		
	2025	2024	2023
Cost of direct salaries and benefits	$ 539	$ 492	$ 233
Research and development	11,844	11,615	5,968
Sales and marketing	434	110	614
General and administrative	24,100	15,038	10,030
Total	$ 36,917	$ 27,255	$ 16,845

As of December 31, 2025, estimated unrecognized compensation expense for RSUs that are probable of vesting was $79,090 with such expense expected to be recognized over a weighted-average period of approximately 2.14 years.

Founder PSUs

During June 2021, the Company established a long-term incentive compensation plan for the Co-Founders, which consists of performance restricted stock-unit awards (the "Founder PSUs"), that will be settled in shares of Class A Common Stock pursuant to the 2021 Omnibus Incentive Plan, subject to the satisfaction of both service and market based vesting conditions.

The grant date fair value for the Founder PSUs was determined by a Monte Carlo simulation and discounted by the risk-free rate on the grant date and an expected volatility of 45%. The Founder PSUs are estimated to vest over a five year period, based on the achievement of specified price hurdles of the Company's Class A Common Stock. The specified price hurdles of the Company's Class A Common Stock will be measured on the volume-weighted average price per share for the trailing days during any 180 day period that ends within the applicable measurement period. In June 2021, the Company granted 4,208,617 Founder PSUs. The Company recorded the expense related to these awards within general and administrative in the consolidated statements of operations, and as of December 31, 2025, estimated unrecognized expense for Founder PSUs was $0.

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

Below is a summary of total compensation expense recorded in relation to the Company's incentive plans, excluding additional expense related to repurchases:

	For the year ended December 31,		
	2025	2024	2023
RSAs	$ —	$ —	$ 10
RSUs	36,917	27,255	16,845
Founder PSUs	2,015	8,084	19,815
Total	**$ 38,932**	**$ 35,339**	**$ 36,670**

	For the year ended December 31,		
	2025	2024	2023
Cost of direct salaries and benefits	$ 539	$ 492	$ 233
Research and development	$ 11,844	$ 11,615	$ 5,974
Sales and marketing	434	110	614
General and administrative	26,115	23,122	29,849
Total	**$ 38,932**	**$ 35,339**	**$ 36,670**

16. Net Income per Common Share

Shares of the Company's Class C and Class D Common Stock do not participate in the earnings or losses of the Company and are therefore not participating securities. As such, separate presentation of basic and diluted earnings per share of Class C Common Stock and Class D Common Stock under the two-class method has not been presented. Each share of Class C Common Stock (together with a corresponding Alclear Unit) is exchangeable for one share of Class A Common Stock and each share of Class D Common Stock (together with a corresponding Alclear Unit) is exchangeable for one share of Class B Common Stock.

Below is the calculation of basic and diluted net income per common share:

	Year Ended December 31, 2025	
	Class A	Class B
Basic:		
Net income attributable to Clear Secure, Inc.	$ 108,558	$ 610
Weighted-average number of shares outstanding, basic	95,436,323	535,376
Net income per common share, basic:	**$ 1.14**	**$ 1.14**
Diluted:		
Net income attributable to Clear Secure, Inc. used to calculate net income per common share, basic	$ 108,558	$ 610
Add: reallocation of net income to Clear Secure, Inc. to reflect dilutive impact	164	(11)
Net income attributable to Clear Secure, Inc. used to calculate net income per common share, diluted	108,722	599
Weighted-average number of shares outstanding used to calculate net income per common share, basic	95,436,323	535,376
Effect of dilutive shares	1,833,582	—
Weighted-average number of shares outstanding, diluted	97,269,905	535,376
Net income per common share, diluted:	**$ 1.12**	**$ 1.12**

Shares of the Company's Class C and D Common Stock were determined to be anti-dilutive and thus were excluded from the computation of diluted earnings per share for the year ended December 31, 2025.

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

		Year Ended December 31, 2024		
		Class A		Class B
Basic:				
Net income attributable to Clear Secure, Inc.	$	168,078	$	1,598
Weighted-average number of shares outstanding, basic		93,010,960		884,283
Net income per common share, basic:	$	**1.81**	$	**1.81**
Diluted:				
Net income attributable to Clear Secure, Inc. used to calculate net income per common share, basic	$	168,078	$	1,598
Add: reallocation of net income to Clear Secure, Inc. to reflect dilutive impact		15,996		39,602
Net income attributable to Clear Secure, Inc. used to calculate net income per common share, diluted		184,074		41,200
Weighted-average number of shares outstanding used to calculate net income per common share, basic		93,010,960		884,283
Effect of dilutive shares		25,070,402		25,544,999
Weighted-average number of shares outstanding, diluted		118,081,362		26,429,282
Net income per common share, diluted:	$	**1.56**	$	**1.56**

		Year Ended December 31, 2023		
		Class A		Class B
Basic:				
Net income attributable to Clear Secure, Inc.	$	27,825	$	282
Weighted-average number of shares outstanding, basic		89,695,439		907,234
Net income per common share, basic:	$	**0.31**	$	**0.31**
Diluted:				
Net income attributable to Clear Secure, Inc. used to calculate net income per common share, basic	$	27,825	$	282
Add: reallocation of net income to Clear Secure, Inc. to reflect dilutive impact		(25)		(4)
Net income attributable to Clear Secure, Inc. used to calculate net income per common share, diluted		27,800		278
Weighted-average number of shares outstanding used to calculate net income per common share, basic		89,695,439		907,234
Effect of dilutive shares		1,014,372		—
Weighted-average number of shares outstanding, diluted		90,709,811		907,234
Net income per common share, diluted:	$	**0.31**	$	**0.31**

The following tables present potentially dilutive securities excluded from the computations of diluted earnings per share of Class A Common Stock and Class B Common Stock for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31, 2025	
	Class A	Class B
Exchangeable Alclear Units	15,745,891	19,130,246
RSUs	82,472	—
Total	**15,828,363**	**19,130,246**

	Year Ended December 31, 2024	
	Class A	Class B
RSUs	300,216	—
Total	**300,216**	**—**

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

	Year Ended December 31, 2023	
	Class A	Class B
Exchangeable Alclear Units	32,234,914	25,796,690
RSUs	1,109,769	—
Total	**33,344,683**	**25,796,690**

For the year ended December 31, 2025, the Company has excluded 5,051,954 potentially dilutive shares from the tables above as they had performance conditions that were not achieved as of the end of the periods above.

17. Income Taxes

The Company is the sole managing member of Alclear, which is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, Alclear is generally not subject to U.S. federal and most state and local income taxes. Any taxable income or loss generated by Alclear is passed through to and included in the taxable income or loss of its members, including the Company, on a pro rata basis. The Company is subject to federal income taxes in the U.S. and its territories, in addition to state and local income taxes with respect to our allocable share of any taxable income or loss of Alclear, as well as any stand-alone income or loss generated by the Company. The Company is also subject to income taxes in Israel, Argentina, and Mexico.

The components of income tax expense (benefit) are as follows:

	For the year ended December 31,		
	2025	2024	2023
Current			
Federal	$ 9,182	$ 2,527	$ 163
State	4,270	4,633	1,005
Foreign	90	(34)	278
Total current income taxes	13,542	$ 7,126	$ 1,446
Deferred			
Federal	21,149	(128,913)	(747)
State	3,232	(36,860)	25
Foreign	—	—	—
Total deferred income taxes	24,381	(165,773)	(722)
Income tax expense (benefit)	**$ 37,923**	**$ (158,647)**	**$ 724**

A reconciliation of the U.S. statutory income tax rate to the Company's effective tax rate upon adoption of ASU 2023-09, is as follows:

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

	For the year ended December 31,					
	2025		2024		2023	
Tax expense (benefit) at U.S. statutory rate	$ 43,275	21.0 %	$ 13,992	21.0 %	$ 10,629	21.0 %
State taxes[1]	5,837	2.8 %	(25,462)	(38.2)%	537	1.1 %
Foreign tax effects	95	0.1 %	(84)	(0.1)%	307	0.6 %
Tax credits						
Research and development credits	(1,808)	(0.9)%	(3,113)	(4.7)%	(2,134)	(4.2)%
Changes in valuation allowances	2,252	1.1 %	(136,965)	(205.6)%	(8,244)	(16.3)%
Nontaxable or nondeductible items						
Stock compensation	(694)	(0.3)%	3,739	5.6 %	2,270	4.4 %
Other	303	0.1 %	62	0.1 %	28	0.1 %
Changes in unrecognized tax benefits	591	0.3 %	510	0.8 %	1,049	2.1 %
Other adjustments						
Non-controlling interest	(13,014)	(6.3)%	(11,855)	(17.8)%	(4,793)	(9.5)%
Other	1,086	0.5 %	529	0.7 %	1,075	2.1 %
Effective income tax rate	**$ 37,923**	**18.4 %**	**$ (158,647)**	**(238.2)%**	**$ 724**	**1.4 %**

[1]*State taxes in California and New York City made up the majority (greater than 50%) of the tax effect in this category.*

The components of income tax paid are as follows:

	For the year ended December 31,		
	2025	2024	2023
Federal	$ 5,500	$ 3,500	$ 406
State			
California	1,001	954	—
Illinois	—	—	87
New Jersey	—	$ —	$ 149
New York City	$ —	$ 653	$ 173
Tennessee	—	—	235
Texas	—	—	147
Other	3,653	2,282	324
Foreign	90	102	111
Income tax paid	**$ 10,244**	**$ 7,491**	**$ 1,632**

The components of the deferred tax assets and liabilities are as follows:

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

Deferred Taxes	As of December 31,	
	2025	**2024**
Lease liability	$ 363	$ 513
R&D credit	38	—
Accrued expenses	8	5
Stock-based compensation	327	385
Investment in partnership	340,946	319,434
Other	356	701
Net operating income	2,383	2,320
Gross deferred tax assets	**344,421**	**323,358**
Depreciation and amortization	(136)	(2,586)
Prepaid expenses and other	(60)	(65)
ROU asset	(323)	(461)
Gross deferred tax liabilities	**(519)**	**(3,112)**
Deferred income tax assets before valuation allowance	**343,902**	**320,246**
Valuation allowance	(38,774)	(46,516)
Net deferred tax asset (liability)	**$ 305,128**	**$ 273,730**

The table below summarizes the significant movement year over year in the Company's valuation allowance:

	As of December 31,		
	2025	**2024**	**2023**
Balance as of January 1	$ 46,516	$ 230,026	$ 205,900
(Release of) Additions to valuation allowance through equity	$ (10,942)	(7,962)	27,092
Release of valuation allowance through income tax expense	$ —	(175,548)	(2,966)
Balance as of December 31	**$ 38,774**	**$ 46,516**	**$ 230,026**

As of December 31, 2025, the Company had federal income tax net operating loss ("NOL") carryforwards of $6,551. The Company had foreign income tax NOL carryforwards of $347, which, if unused, expire in years 2025 through 2035. The Company had state income tax NOL carryforwards of $11,997, $7,330 of which, if unused, will expire in 2041.

Future changes in the ownership of the Company may limit the future utilization of the NOL and tax credit carryforwards, as defined by the federal, foreign, state, and local tax codes (the "Code"). Accordingly, utilization of the NOL carryforwards and credits will be subject to the annual limitation provided by the Code and similar state provisions and may result in the expiration of the NOLs and credits before utilization.

The Company accrues liabilities for uncertain tax positions that are not more likely than not to be sustained upon examination. Interest and penalties related to uncertain tax positions are recorded in accrued liabilities in the accompanying consolidated balance sheets. The following is a tabular reconciliation of the total amounts of unrecognized tax benefit:

	For the year ended December 31,		
	2025	**2024**	**2023**
Balance as of January 1	$ 1,552	$ 1,136	$ 437
Gross increases - tax positions in prior period	355	21	467
Gross decreases - tax positions in prior period	(44)	—	—
Gross increases - tax positions in current period	276	395	232
Balance as of December 31	**$ 2,139**	**$ 1,552**	**$ 1,136**

The Company is subject to income taxes in the U.S. and its territories, Israel, Argentina, and Mexico. The statute of limitations for adjustments to our historic tax obligations will vary from jurisdiction to jurisdiction. The tax years for U.S. federal and state income tax purposes open for examination are for the years ending December 31, 2020 and forward. The tax years for foreign jurisdictions open for examination are for the years ending December 31, 2019 and forward.

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

The Company is asserting permanent reinvestment of all accumulated undistributed earnings of its foreign subsidiaries as of December 31, 2025. Due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts.

During the year ended December 31, 2025, the Company repurchased 5,294,598 shares of its Class A Common Stock. However, there was no excise tax as of December 31, 2025 because the stock issuances were in excess of repurchases.

Recent U.S. Tax Legislation

On July 4, 2025, the U.S. enacted the One Big Beautiful Bill Act ("the Act") that includes several U.S. corporate tax provisions, including 100% bonus depreciation on qualified property and the current deductibility of domestic research and experimental expenditures. The provisions of the Act did not have a material impact on the Company's tax expense or effective tax rate. The Act lowered the Company's cash taxes paid for the year ended December 31, 2025, permitting the Company to accelerate the aforementioned deductions.

Tax Receivable Agreement

The Company entered into the TRA, which generally provides for payment by the Company to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Clear Secure, Inc. actually realizes or is deemed to realize as a result of (i) any increase in tax basis in Alclear's assets resulting from (a) exchanges by Alclear Members (or their transferees or other assignees) of Alclear Units (along with the corresponding shares of our Class C Common Stock or Class D Common Stock, as applicable) for shares of the Company's Class A Common Stock or Class B Common Stock, as applicable, and purchases of Alclear Units and corresponding shares of Class C Common Stock or Class D Common Stock, as the case may be, from the Alclear Members (or their transferees or other assignees) or (b) payments under the TRA, and (ii) tax benefits related to imputed interest arising as a result of payments made under the TRA. The Company will retain the benefit of the remaining 15% of these net cash savings.

The TRA liability is calculated by determining the tax basis subject to TRA ("tax basis") and applying a blended tax rate to the basis differences and calculating the iterative impact. The blended tax rate consists of the U.S. federal income tax rate and an assumed combined state and local income tax rate driven by the apportionment factors applicable to each state. Subsequent changes to the measurement of the TRA liability are recognized in the statements of operations as a component of other income (expense), net.

The Company expects to obtain an increase in the share of the tax basis of its share of the assets of Alclear when Alclear Units are redeemed or exchanged by Alclear Members and other qualifying transactions. This increase in tax basis may have the effect of reducing the amounts that the Company would otherwise pay in the future to various tax authorities. The increase in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

During the year ended December 31, 2025, the Company issued 5,308,173 shares of Class A Common Stock to certain non-controlling interest holders who exchanged their Alclear Units. These exchanges resulted in a tax basis increase subject to the provisions of the TRA. The recognition of the Company's liability under the tax receivable agreement mirrors the recognition related to its deferred tax assets. As of December 31, 2025, the Company has recognized the deferred tax asset of $287,911 for the step-up in tax basis, as the asset is more-likely-than-not to be realized. As a result, the Company has determined the TRA liability is probable and therefore has recorded a tax receivable agreement liability as of December 31, 2025 of $244,724 of which 14,933 is classified as current liabilities. The TRA liability recorded as of December 31, 2024 was $196,801.

Tax Distributions

The members of Alclear, including Clear Secure, Inc., incur U.S. federal, state and local income taxes on their share of any taxable income of Alclear. The Operating Agreement provides for pro rata cash distributions ("tax

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

distributions") to the holders of the Alclear Units in an amount generally calculated to provide each member of Alclear with sufficient cash to cover its tax liability in respect of the taxable income of Alclear allocable to them. In general, these tax distributions are computed based on Alclear's estimated taxable income, multiplied by an assumed tax rate as set forth in the Operating Agreement.

For the years ended December 31, 2025, Alclear paid tax distributions of $26,113 to holders of Alclear Units other than Clear Secure, Inc. and the state tax authorities. For the year ended December 31, 2025, Alclear recorded a liability of $7,851 related to tax distributions to holders of Alclear Units other than Clear Secure, Inc.

18. Commitments and Contingencies

Litigation

From time to time, the Company is involved in various legal proceedings arising in the ordinary course of business. The Company records a liability when it believes that it is probable that a loss will be incurred and the amount of loss or range of loss can be reasonably estimated. Based on the currently available information, the Company does not believe that there are claims or legal proceedings that would have a material adverse effect on the business, or the consolidated financial statements of the Company.

Commitments other than leases

The Company is subject to minimum spend commitments of $2,414 over the next two years under certain service arrangements.

In conjunction with the Company's revenue share agreements with the airports, certain agreements contain minimum annual contracted fees. These future minimum payments are as follows as of December 31, 2025:

2026	$	28,611
2027		17,560
2028		12,935
2029		4,124
2030		2,588
Thereafter		—
Total	$	**65,818**

The Company also has commitments for future marketing expenditures to sports stadiums of $6,018 through 2026. For the year ended December 31, 2025, 2024 and 2023, marketing expenses related to sports stadiums were approximately $4,883, $5,119 and $5,508, respectively.

Refer to Note 8 for the Company's lease commitments.

19. Related-Party Transactions

As of December 31, 2025, and December 31, 2024, the Company had total payables to certain related parties of $0 and $3,540. Additionally, for the years ended December 31, 2025, 2024 and 2023 the Company recorded $0, $13,088 and $12,524, respectively, within Cost of revenue share fee within the consolidated statements of operations. These amounts are subject to a Cost of revenue share fee arrangement with an airline. The entity previously disclosed as a related party in prior periods no longer meets the criteria for classification as a related party as of December 31, 2024.

Refer to Note 17 for information regarding the TRA liability.

20. Employee Benefit Plan

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

The Company has a 401(k) retirement savings and investment plan (the "401(k) Plan"). Participants make contributions to the 401(k) Plan in varying amounts, up to the maximum limits allowable under the Code. For the years ended December 31, 2025, 2024 and 2023 the Company recorded $4,841, $2,047 and $2,045, respectively within the consolidated statements of operations.

21. Debt

In March 2020, the Company entered into a credit agreement for a three-year $50,000 revolving credit facility, with a group of lenders (the "Credit Agreement"). In April 2021, the Company entered into Amendment No. 1 to the Credit Agreement that increased the commitments under the revolving credit facility to $100,000, which extended the maturity date to March 31, 2024. The revolving credit facility includes a letter of credit sub-facility. In June 2023, the Company entered into Amendment No. 2 to the Credit Agreement to transition from London Interbank Offered Rate to the Secured Overnight Financing Rate ("SOFR") as our benchmark interest rate and to extend the maturity date to June 28, 2026. The Company incurred immaterial debt issuance costs in connection to Amendment No. 2 to the Credit Agreement. In November 2024, the Company entered into Amendment No. 3 to the Credit Agreement to increase the letter of credit sublimit from $35,000 to $50,000. The line of credit has not been drawn against as of December 31, 2025. Prepaid loan fees related to this facility are capitalized and amortized over the remaining term of the credit agreement. The balance expected to be amortized within twelve months from the balance sheet date is presented within Prepaid and other current assets on the consolidated balance sheets, while the long term portion is presented within Other assets in the consolidated balance sheets.

The Credit Agreement contains customary terms and conditions, including limitations on consolidations, mergers, indebtedness, and certain payments, as well as a financial covenant relating to leverage. Borrowings under the Credit Agreement generally will bear a floating interest rate per year and will also include interest based on the greater of the prime rate, SOFR, or New York Federal Reserve Bank (NYFRB) rate, plus an applicable margin for specific interest periods.

As of December 31, 2025, the Company had a remaining borrowing capacity of $67,807, net of standby letters of credit, and had no outstanding debt obligations.

In addition, the Credit Agreement contains certain other covenants (none of which relate to financial condition), events of default and other customary provisions. As of December 31, 2025, the Company was in compliance with all of the financial and non-financial covenants of the Credit Agreement.

22. Segment Information

The Company is organized and operates as a single operating and reportable segment, which aligns with the way the Chief Operating Decision Maker ("CODM"), who is the Chief Executive Officer, evaluates financial performance and results and allocates resources based on the consolidated results of the Company as a whole. The Company's operations are primarily focused on growing and maintaining its secure identity network across multiple offerings in both aviation and non-aviation channels. See Note 1 for further information on the Company's operations and services from which it derives its revenues.

Operating income and assets are managed at the consolidated level, and there are no separate components that are regularly reviewed for performance or allocation of resources. Consolidated operating income as reported in the financial statements is used by the CODM to monitor budget versus actual results, review performance and allocate resources. The Company's consolidated financial statements within this Annual Report on Form 10-K reflect the Company's operations for its single operating and reportable segment.

Total revenues and long-lived assets outside of the United States are immaterial for each of the three years in the period ending December 31, 2025.

23. Subsequent Events

CLEAR SECURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(dollars in thousands, except for per share data, unless otherwise noted)

Quarterly and Special Dividend

On February 25, 2026, the Company announced that its Board declared a quarterly dividend of $0.15 per share and a special cash dividend of $0.20 per share, payable on March 24, 2026 to holders of record of Class A Common Stock and Class B Common Stock as of the close of business on March 10, 2026 (the "Record Date"). The Company will fund the quarterly dividend from proportionate cash distributions by Alclear to all of its members as of the Record Date, including holders of non-controlling interests in Alclear and the Company. The Company will fund the payment of the special cash dividend with cash held by the Company following its receipt of a pro rata cash distribution made by Alclear to all of its members as of the Record Date, including the Company, together with cash held by the Company following its receipt of tax distributions made by Alclear.

Share Repurchases

During the first quarter of 2026, the Company used $1,237 to repurchase and retire 39,901 shares of Class A Common Stock at an average price of $31.00.

On February 25, 2026, the Company announced that its Board authorized a $125,000 increase to its existing Class A Common Stock share repurchase program, resulting in an aggregate remaining authorization of approximately $250,271. Under the repurchase program, the Company may purchase shares of its Class A Common Stock on a discretionary basis from time to time through open market repurchases, privately negotiated transactions, or other means, including through Rule 10b5-1 trading plans. The timing and actual number of shares repurchased will be determined by management depending on a variety of factors, including stock price, trading volume, market conditions, and other general business considerations. The repurchase program has no expiration date and may be modified, suspended, or terminated at any time.

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been detected.

Management's Annual Report on Internal Control over Financial Reporting

Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance as to the reliability of the Company's financial reporting and the preparation of external financial statements in accordance with generally accepted accounting principles.

The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on the Company's processes and assessment, management has concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Ernst and Young LLP, an independent registered public accounting firm, as stated in their report, which appears in the "Report of Independent Registered Public Accounting Firm" within this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the year ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Clear Secure, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Clear Secure, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Clear Secure, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 25, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
New York, New York
February 25, 2026

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans

The adoption or termination of contracts, instructions or written plans for the purchase or sale of our securities by our Section 16 officers and directors for the three months ended December 31, 2025, each of which is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act ("Rule 10b5-1 Plan"), were as follows:

Name	Title	Date of Adoption of Rule 10b5-1 Trading Plan	Scheduled Expiration Date of Rule 10b5-1 Trading Plan	Number of Shares to be Sold under the Plan[1]
Caryn Seidman Becker	Chairman and Chief Executive Officer	November 20, 2025	February 23, 2027	1,000,000
Dennis Liu	Chief Accounting Officer	November 26, 2025	March 2, 2027	7,950

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this item will be included in our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025. For the limited purpose of providing the information necessary to comply with this Item 10, the Proxy Statement for the 2026 Annual Meeting is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be included in our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025. For the limited purpose of providing the information necessary to comply with this Item 11, the Proxy Statement for the 2026 Annual Meeting is incorporated herein by reference.

ITEM 12. SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be included in our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025. For the limited purpose of providing the information necessary to comply with this Item 12, the Proxy Statement for the 2026 Annual Meeting is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be included in our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025. For the limited purpose of providing the information necessary to comply with this Item 13, the Proxy Statement for the 2026 Annual Meeting is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be included in our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025. For the limited purpose of providing the information necessary to comply with this Item 14, the Proxy Statement for the 2025 Annual Meeting is incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as exhibits hereto:

Exhibit Number	Description
2.1	Reorganization Agreement, dated as of June 29, 2021, among Clear Secure, Inc., Alclear Holdings, LLC, Alclear Investments, LLC, Alclear Investments II, LLC, Alclear Management Pooling Vehicle, LLC, Kenneth Cornick and the other parties thereto (incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-40568), filed on July 2, 2021).
3.1	Third Amended and Restated Certificate of Incorporation of Clear Secure, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on June 14, 2024).
3.2	Second Amended and Restated By-laws of Clear Secure, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q, filed on August 6, 2024).
4.1	Description of Capital Stock (incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.1	Second Amended and Restated Operating Agreement of Alclear Holdings, LLC, dated June 7, 2023 (incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-40568), filed on June 7, 2023).
10.2	Exchange Agreement, dated as of June 29, 2021, among Clear Secure, Inc. and the other parties thereto (incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-40568), filed on July 2, 2021).
10.3	Registration Rights Agreement, dated as of June 29, 2021, among Clear Secure, Inc. and the other parties thereto (incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-40568), filed on July 2, 2021).
10.4	Tax Receivable Agreement, dated as of June 29, 2021, among Clear Secure, Inc. and the other parties thereto (incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-40568), filed on July 2, 2021).
10.5	Form of Indemnification Agreement (incorporated by reference to the Company's to the Registration Statement on Form S-1 (File No. 333-256851), filed on June 7, 2021).
10.6	Clear Secure, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to the Company's Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-256851), filed on June 23, 2021).†
10.7	Form of Stock Option Award Agreement for use with the Clear Secure, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to the Company's to the Registration Statement on Form S-1 (File No. 333-256851), filed on June 7, 2021).†
10.8	Form of Restricted Stock Unit Agreement for use with the Clear Secure, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to the Company's to the Registration Statement on Form S-1 (File No. 333-256851), filed on June 7, 2021).†
10.9	Form of Restricted Stock Unit Agreement (2022) for use with the Clear Secure, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, filed on August 15, 2022). †
10.10	Form of Performance Restricted Stock Unit Agreement (2022) for use with the Clear Secure, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q, filed on August 15, 2022). †
10.11	Credit Agreement, dated March 31, 2020, by and among Alclear Holdings, LLC, the other loan parties thereto, the lenders party thereto and JPMorgan Chase Bank, N.A. (incorporated by reference to the Company's to the Registration Statement on Form S-1 (File No. 333-256851), filed on June 7, 2021).
10.12	Amendment No. 1 to Credit Agreement, dated April 29, 2021, by and among Alclear Holdings, LLC, the other loan parties thereto, the lenders party thereto and JPMorgan Chase Bank, N.A. (incorporated by reference to the Company's to the Registration Statement on Form S-1 (File No. 333-256851), filed on June 7, 2021).
10.13	Amendment No. 2 to Credit Agreement, dated June 28, 2023, by and among Alclear Holdings, LLC, the other loan parties thereto, the lenders party thereto and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q, filed on August 2, 2023).
10.14	Amendment No. 3 to Credit Agreement, dated November 18, 2024, by and among Alclear Holdings, LLC, the other loan parties thereto, the lenders party thereto and JPMorgan Chase Bank N.A.
10.15	Other Transaction Agreement, dated January 9, 2020, by and between Alclear, LLC, and Transportation Security Administration (incorporated by reference to the Company's to the Registration Statement on Form S-1 (File No. 333-256851), filed on June 7, 2021).

10.16	Lease, dated November 4, 2021, between Clear Secure, Inc. and 85 Tenth Avenue Associates, L.L.C. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on November 4, 2021).
10.17	Form of Employment Agreement.†
10.18	Clear Secure, Inc. Non-Employee Director Elective Deferral Plan†
10.19	Advisory Services Agreement, dated February 20, 2025, by and between Secure Identity, LLC and Kenneth Cornick (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 26, 2025).†
10.20	Employment Agreement, dated February 20, 2025, by and between Secure Identity, LLC and Michael Barkin (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on February 26, 2025).†
10.21	Employment Agreement, dated February 20, 2025, by and between Secure Identity, LLC and Jennifer Hsu (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on February 26, 2025).†
19.1	Clear Secure, Inc. Securities Trading Policy.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP.
24.1	Powers of attorney (included on the signature page to this Annual Report on Form 10-K).
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Policy Relating to Recover of Erroneous Awarded Compensation (incorporated by reference to Exhibit 97.1 of the Company's Annual Report on Form 10-K, filed on February 28, 2024).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

† This exhibit is a management contract or a compensatory plan or arrangement.

+ Certain confidential information – identified by bracketed asterisks "[****]" – has been omitted from this exhibit pursuant to Item 601(b)(10) of Regulation S-K because it is both (i) not material and (ii) the type that the registrant treats as private or confidential.

ITEM 16. FORM 10–K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLEAR SECURE, INC.

Date: February 25, 2026 By: /s/ Caryn Seidman Becker

Caryn Seidman Becker

Chairman and Chief Executive Officer

Date: February 25, 2026 By: /s/ Jennifer Hsu

Jennifer Hsu

Chief Financial Officer

POWER OF ATTORNEY

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Caryn Seidman Becker, Jennifer Hsu and Lynn Haaland, and each of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person's name, place, and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or such person's substitute or substituted, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Caryn Seidman Becker Caryn Seidman Becker	Chairman and Chief Executive Officer (*principal executive officer*)	February 25, 2026
/s/ Michael Barkin Michael Barkin	President	February 25, 2026
/s/ Jennifer Hsu Jennifer Hsu	Chief Financial Officer (*principal financial officer*)	February 25, 2026
/s/ Dennis Liu Dennis Liu	Chief Accounting Officer (*principal accounting officer*)	February 25, 2026
/s/ Jeffery H. Boyd Jeffery H. Boyd	Director	February 25, 2026
/s/ Tomago Collins Tomago Collins	Director	February 25, 2026
/s/ Shawn Henry Shawn Henry	Director	February 25, 2026
/s/ Kathryn A. Hollister Kathryn A. Hollister	Director	February 25, 2026
/s/ Peter Scher Peter Scher	Director	February 25, 2026
/s/ Adam Wiener Adam Wiener	Director	February 25, 2026
/s/ Marne Levine Marne Levine	Director	February 25, 2026

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14(a) OR 15d-14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Caryn Seidman Becker, certify that:

1. I have reviewed this Annual Report on Form 10-K of Clear Secure, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

> a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

> b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

> c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

> d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

> a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

> b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:	February 25, 2026	By:	/s/ Caryn Seidman Becker
			Caryn Seidman Becker
			Chairman and Chief Executive Officer
			(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13a-14(a) OR 15d-14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jennifer Hsu, certify that:

1. I have reviewed this Annual Report on Form 10-K of Clear Secure, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

> a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

> b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

> c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

> d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

> a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

> b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:	February 25, 2026	By:	/s/ Jennifer Hsu
			Jennifer Hsu
			Chief Financial Officer
			(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Caryn Seidman Becker, Chief Executive Officer of Clear Secure, Inc. (the "Company"), certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1. The Annual Report on Form 10-K of the Company for the year ended December 31, 2025 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Clear Secure, Inc.

Date:	February 25, 2026	By:	/s/ Caryn Seidman Becker
			Caryn Seidman Becker
			Chairman and Chief Executive Officer
			(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Jennifer Hsu, Chief Financial Officer of Clear Secure, Inc. (the "Company"), certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1. The Annual Report on Form 10-K of the Company for the year ended December 31, 2025 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Clear Secure, Inc.

Date: February 25, 2026   By: /s/ Jennifer Hsu

Jennifer Hsu

Chief Financial Officer

(Principal Financial Officer)

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]